12/5

03045128

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manila Electric Co.

*CURRENT ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3437 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/15/03

US SEC
File No. 82-3237

COVER SHEET

2003 ... PM 5:10
2003

A R/S
12-31-02

MANILA ELECTRIC COMPANY
(Company's Full Name)

03 DEC -5 AM 7:21

633-4453
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-A
(For the period ended December 31, 2002)
Form Type

PW-102
S. E. C. Registration No.

TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. **For the fiscal year ended:** December 31, 2002
2. **SEC Identification Number:** PW-102
3. **BIR Tax Identification Number:** 350-000-101-528
4. **Name of Issuer as specified in its Charter:** Manila Electric Company
5. **Country of Incorporation:** Philippines
6. **(SEC use only) Industry Classification Code:**
7. **Address of principal office:** Lopez Building, Ortigas Avenue, Pasig City

   Postal Code: 0300
8. **Telephone Numbers:** 631-5571 and 631-5572 **Area Code:** 0300
9. **Former name or former address:** Not applicable
10. **Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	Number of Shares of Common Stock Outstanding (Par Value at P10.00 per share)
Class "A"	603,786,777
Class "B"	402,524,517
Total	1,006,311,294

Amount of Debt Outstanding: P70.222 billion as of December 31, 2002

11. Are any or all of these securities listed on the Philippine Stock Exchange:

YES [x] NO [ ]

If yes, state the name of such stock exchange and the classes of securities listed therein:

Philippine Stock Exchange	Class "A" and "B"

12. Check whether the issuer:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);

YES [x] NO [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

YES [x] NO [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstance, provided the assumptions are set forth in this Form.

The aggregate number of voting stock held by non-affiliates of the issuer as of February 28, 2003 consists of 537,669,590 Class A shares and 369,520,392 Class B shares. As of that date, the aggregate market values of Class A and B shares amount to P4.5 billion and P4.6 billion, respectively, computed based on closing prices per Class A and Class B share of P8.50 and P12.50, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this report:

(a) Summary of Land Account

(b) Consolidated Financial Statements and Schedules

PART I – BUSINESS AND GENERAL INFORMATION

Item 1. Business

(1) Business Development

The name of the issuer is Manila Electric Company, also known as MERALCO, a corporation duly organized on May 5, 1919 under the laws of the Republic of the Philippines.

Meralco's subsidiaries are Meralco Engineering Services Corporation (MIESCOR), Corporate Information Solutions, Inc. (CIS), Rockwell Land Corporation, Meralco Energy, Inc. (MEI) and e-Meralco Ventures, Inc. (e-MVI), Asian Center for Energy Management Corporation (ACEM), Meralco Financial Services Corporation, Meralco Millennium Foundation, Inc. (MMFI) and MMLDC Foundation, Inc. (MMLDCFI).

Meralco Industrial Engineering Services Corporation (Miescor) is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system. Miescor has undertaken significant projects for National Power Corporation, Philippine Geothermal, Inc., Siemens, Mirant, Manila Water, Maynilad and Meralco among others. Miescor's varied activities are supported by its four (4) subsidiaries: Miescor Builders, Inc. (MBI), Clark Electric Development Corporation (CEDC), Landbees Corporation and Miescor, U.S.A. MBI serves clients with its construction of pole foundations, expansion works at several substations and rehabilitation of transmission lines. CEDC, the franchise holder for electric distribution system inside Clark Special Economic Zone, continues to expand its distribution facilities in keeping with the increase in its customer base, Landbees Corporation handles the repair and maintenance of facilities and equipment within the Meralco compound and its various offices. Miescor U.S.A., a subsidiary based in San Jose, California, handles all engineering design projects in the United States.

Corporate Information Solutions, Inc. (CIS), incorporated in 1974, is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability. CIS kicked off the year with its sights on the international market leveraging on the Filipino skills and CIS' extensive experience gained over its 27 years as a pioneer in the Philippine IT Industry. CIS continues to offer its three service lines: eSolutions, eSourcing and eTransactions. Fully aware of the ever-challenging mstandards brought about by competing in the global market, CIS focused its efforts into improving the quality of its service by embarking on the CMM Certification Program. Currently assessed at CMM level 3; this achievement represents CIS' adherence to the highest international quality standards which are now an integral part of its business process. CIS is the first and only Filipino owned IT company to achieve this distinctive rating.

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. It is a property development company initially tasked to develop the 15.5 hectare Rockwell Center into a prime residential and commercial area located adjacent to the Makati central business district. Rockwell Center consists of a graduate school, four residential towers (Hidalgo Place, Rizal Tower, Luna Gardens and Amorsolo Square), Rockwell Leisure Club, office buildings, retail establishments and the Power Plant Mall. Construction of its newest residential tower, The Manansala is in progress. The twin towers, with its Asian-inspired theme, will highlight the eastern side of Rockwell Center. Now on its second year of operation, the Power Plant Mall houses over 250 stores and dining outlets. The EDSA-Estrella Flyover, directly connecting the site to EDSA, Metro Manila'e major highway, was completed during the first quarter of 2002. Inaugurated and formally turned over to the Department of Public Works and Highways last April 2002, this latest infrastructure is proof of Rockwell's commitment to the community.

Meralco Energy, Inc., a provider of technical solutions to energy-related concerns of various industries, was officially formed in June 2000. Its market includes companies within or outside the Meralco franchise area and utilities serving other parts of the Philippines. Meralco Energy, Inc. continues to work towards its vision of being the dominant Energy Service Company (ESCO) in the Philippine market through its energy-related end-user services which include Facilities Management and Energy Management. Its Facilities Management Line encompasses preventive maintenance testing, servicing and repair of electric equipment, electrical and chemical testing, emergency restoration of power and supply of major electrical equipment. Meanwhile, the Energy Management line serves the need of customers for efficient use of energy through its power factor correction and heating, ventilation and air-conditioning efficiency solutions.

e-Meralco Ventures, Inc. (e-MVI) was registered with the Securities and Exchange Commission on June 22, 2000. It is a developer and provider of web-based business and commercial transactions for the power industry where Meralco is a lead player. Its mandate is to spearhead Meralco's entry into the New Economy by creating and developing new sources of revenues (new economy businesses) that will enhance Meralco's core business, optimally leverage relevant assets, resources, networks, knowledge and processes and support its overall strategy and direction. In 2002, eMVI geared up for full-scale operations in its quest to become the Philippines first true carrier's carrier. Strategic alliances and partnerships were forged with various telecommunication companies, international cable carriers and other service providers in the marketing of data services.

Asian Center for Energy Management Corporation (ACEM), a wholly owned subsidiary of Meralco, was registered with the Securities and Exchange Commission on November 21, 2001. The Center was conceived to leverage Meralco's accumulated knowledge and experience in the electric power industry. Its major programs focus on policy research activities, event management and development of strategic alliances. ACEM aims to be the premier center for cooperation in the Asian energy industry.

Business of Issuer

The principal business of the issuer is the distribution and sale of electric energy. Its market is categorized into four (4) customer classes and the relative contribution to sales of each is as follows:

Customer Class	*2002*	*2001*	*2000*
Residential	35.72%	35.87%	36.01%
Commercial	34.89%	34.84%	34.31%
Industrial	28.75%	28.66%	29.07%
Streetlights	0.64%	0.63%	0.61%
Total	100.00%	100.00%	100.00%

The principal sources of power of the issuer, and their relative contribution to its total requirements, are as follows:

Supplier	*2002*	*2001*	*2000*
National Power Corporation	64.65%	89.51%	86.85%
Duracom	3.98%	3.93%	3.93%
Philippine Power Development Corporation	0.02%	0.02%	0.02%
Quezon Power	7.84%	6.54%	4.29%
First Gas	23.51%	-	4.91%
Total	100.00%	100.00%	100.00%

Franchise

The franchise area of Meralco is approximately 9,337 square kilometers, covering twenty-two (22) cities and eighty-nine (89) municipalities in Luzon.

Last January 17, 2002, House Majority Floor Leader Neptali M. Gonzales II filed House Bill 4239, which proposed to grant Meralco a consolidated 25-year franchise over its present service coverage. Section 27 of RA 9136 vested in Congress the exclusive authority to grant electric distribution franchises. Meralco's franchise over the City of Manila and 10 other adjacent cities and municipalities is set to expire on March 23, 2003. In March 2002, the House of Representatives substituted HB 4239 with and passed House Bill 4451 (HB 4451).

Soon after, the HB 4451 was forwarded to the Senate, where it was referred to the Committee on Public Services. After conducting a total of five (5) public hearings, the Committee came out on October 23, 2002 with its report endorsing the approval of the bill by the Senate in Plenary. HB

4451 was eventually passed without amendment by the Senate on Second and Third Reading last March 17 and 20, 2003, respectively.

The approved bill was transmitted back to the House of Representatives last March 21, 2003 and was signed by House Speaker Jose de Venecia on April 25, 2003. The bill will then be forwarded to the Senate for the signature of Senate President Franklin Drilon and eventually to the Office of President Gloria Macapagal-Arroyo for her signature.

Rate Petitions before the ERC

The issuer is subject to regulation by the Energy Regulatory Commission (ERC) and recognizes the rate-making policies of the ERC. The issuer had two pending rate petitions with the ERC. The first is an application to adjust its rates by 30-¢/kWh, filed last April 14, 2000 under ERB Case no. 2000-57. The second is an application to unbundle rates, as mandated by Republic Act 9136 (RA 9136), filed last December 2001 under ERC Case no. 2001-900. To expedite the resolution of both petitions, the ERC on June 17, 2002 consolidated the 30-¢/kWh rate petition with the unbundling application. Hearings on the consolidated petition ended December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated rate petitions. According to the Decision, the Commission's adjusted revenue requirement provides Meralco an Overall Average Tariff Adjustment (OATA) increase of ₱0.054 per kWh, compared to a February 2003 effective selling price supposedly of ₱5.4040 per kWh, not including adjustments due to the Currency Exchange Rate Adjustment (CERA) and the franchise tax. Meanwhile, according to a press statement released by the ERC, the approved rates would lead to an overall weighted average tariff adjustment (WATA) of ₱0.22 per kWh when compared to February 2003 rates. Meralco received a copy of the Decision on March 25, 2003.

In a filing dated March 31, 2003, the Company manifested that its computations and simulations showed that the unbundled rates approved by Commission will not result in the OATA mentioned by the Decision nor the WATA found in the Commission's press statement. Meralco also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision. Thus, the Company stated that it would not be implementing the Decision beginning its April 2003 billing cycle and that it would file a motion asking the ERC to *reconsider its March 20, 2003 Decision.*

In April 9, 2003, Meralco filed a motion with the Energy Regulatory Commission (ERC) asking for the reconsideration of its Decision in Case no. 2001-900 dated March 20, 2003. In its Motion for Reconsideration (MR), Meralco highlighted the Commission's following comment submitted to the Supreme Court on March 7, 2003, citing Section 43(f) of Republic Act 9136, which provides that:

> "x x x The rates must be such as to allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to enable the entity to operate viably."

In its MR, Meralco reiterated that the ERC's Comment "has set a perspective in which utility rates are to be fixed".

Meralco raised several issues on certain findings and conclusions of the ERC in its Decision, some of which are: the allowed rate of return used to determined Meralco's revenue requirement; disallowances made by the ERC in computing Meralco's rate base and revenue requirement; and, the system loss cap imposed by the Commission. Furthermore, Meralco submitted suggestions on the design of the unbundled charges. Finally, Meralco asked that the implementation of the rates approved by the Decision be suspended.

Purchased Power Adjustment (PPA)

Last June 10, 2002, a group led by former Senator Juan Ponce Enrile filed a petition with Branch 167 of the Pasig Regional Trial Court seeking the issuance of a writ of preliminary injunction and a Temporary Restraining Order (TRO) against the imposition of the PPA by Meralco and the National Power Corporation (NPC). In an Order dated June 21, 2002, the Pasig RTC denied their petition for a TRO. Similarly, the Court denied their petition for a writ of preliminary injunction. The group led by Mr. Enrile then filed a petition for certiorari with the Court of Appeals (CA), questioning the RTC's denial of their request for a TRO and an injunction. The latter case is still pending with the CA.

In an Order on Case no. 2002-186 docketed May 2, 2002, the ERC directed Meralco to:

- Explain alleged deviations by Meralco from the PPA formula approved by the Energy Regulatory Board (ERB) in Case no. 2000-168,
- Cease from automatically including a recovery for deferred purchased power costs in the issuer's PPA computations, and
- Explain the basis of Meralco's computations of the deferred PPA and their amortization schedule thereof.

The deferred PPA arose as Meralco sought to temper the effect of increases in its purchased power costs on end-users, through the deferral of the collection of power bills already paid to bulk suppliers such as NPC and the Independent Power Producers (IPP's).

The ERC released its Decision on the Case last Dec. 19, 2002. From a total deferred PPA of ₱9.3 billion claimed by Meralco as of September 2002, the ERC verified a lower deferred PPA amount of only ₱7.3 billion, with the difference mainly due to the treatment of anti-pilferage related expenses. Of the ₱7.3 billion, an amount of ₱1.5 billion, pertaining to the Transmission Line Fee of one of Meralco's IPP, is still undergoing regulatory evaluation. Meanwhile, the ERC authorized Meralco to begin collecting the remainder of ₱5.8 billion from its customers.

In the ERC's Decision on Meralco's rate unbundling, dated March 20, 2003, Meralco was authorized to recover the deferred PPA of ₱5.8 billion through its rates to customers by an amount equivalent to ₱0.0875 per kWh over a period of three years. In accordance with a manifestation filed by Meralco with the ERC last April 1, 2003, the Company began collecting the said amount starting its April 2003 billing cycle.

Last May 8, 2002, President Gloria Macapagal-Arroyo directed NPC to fix the Purchased Power Cost Adjustment (PPCA) component of its bills to utilities like Meralco at 40-¢/kWh. It was partly as a result of the President's directive that led to a substantial reduction in Meralco's PPA to ₱1.71 per kWh in July 2002 from ₱3.30 per kWh in April 2002. However, the continued weakening of the Philippine peso against the US dollar and an increase in fuel prices in the world market helped push up the PPA in the months succeeding the President's directive.

Meanwhile, the NPC began implementing its new ERC-approved unbundled rates on October 2002. Among other things, NPC's rate unbundling updated the transmission charges of the state-owned power monopoly to more recent cost levels. This led to an increase of about 80-¢/kWh in transmission charges, which affected not only NPC's selling rate to Meralco but also electricity bought by Meralco from its IPP's that utilize NPC's transmission lines to bring power to the Meralco system.

"Overcharging" Case before the Supreme Court

Last November 15, 2002, the Third Division of the Supreme Court promulgated a Decision granting ERB's petition to reverse an earlier Court of Appeals Decision which set aside ERB's February 1998 ruling on ERB Case no. 93-118. The said ERB ruling authorized Meralco to adjust its rates by only ₱0.0176 per kWh, beginning its February 1994 billing cycle, and refund to customers an amount equivalent to ₱0.167 per kWh. Meralco questioned the ERB's 1998 ruling before the CA, in particular, the regulator's decision to exclude income tax as part of operating expense for computing Meralco's Return on Rate Base (RORB) and to question Meralco's use of the "Average Investment Method" in determining the Rate Base. Following the Supreme Court ruling, Meralco filed on Dec. 5, 2002 a Motion asking the High Court to reconsider its November 15, 2002 Decision. On January 27, 2003, Meralco also filed a Motion asking that the case be referred to the Supreme Court en banc.

On February 12, 2003, the Third Division of the High Court denied Meralco's motion to bring the case before the en banc. At the same time, the Court granted a motion by the Office of the Solicitor General (OSG) to extend the deadline to file its Comment on Meralco's motion for reconsideration. The OSG then submitted the ERC's and its own comments on Meralco's motion for reconsideration on March 7, 2003.

On March 31, 2003, the Company asked the Supreme Court to reconsider its decision not to bring the case before the en banc. The Company further asked the Court for leave to comment on the OSG/ERC's Comment. On April 9, 2003, the High Court promulgated a resolution denying Meralco's motion for reconsideration of the Court's November 15, 2002 Decision.

On April 15, 2003, Meralco filed an "Urgent Motion for Consideration by the Supreme Court en banc". It its Motion for Consideration, the Company asserted that:

1. The Third Division's November 15, 2002 Decision and April 9, 2003 Resolution violated the 1987 Constitution and the Court's own November 23, 1993 Resolution, both of which provide that a doctrine or principle laid down by the Court can only be modified or reversed by the High Court sitting en banc; and,
2. The 'Separate Opinion' penned by Honorable Justice Panganiban raises several serious and lingering questions which the Third Division did not address.

Meralco further asked that:

1. The en banc to assume jurisdiction over the case,
2. Meralco be given the opportunity to reply to the ERC/OSG's Comment,
3. Meralco be given the opportunity of an oral argument, and
4. Decision and Resolution be reversed and set aside or modified.

Effect of Existing or Probable Government Regulations on the Business

Implementation of Republic Act 9136

Last February 27, 2002, the Joint Congressional Power Commission (JCPC) approved the Department of Energy (DoE)-promulgated Implementing Rules and Regulations (IRR) of RA 9136. The IRR sets out in greater detail the provisions of RA 9136, which provides for, among others: (a) the privatization of NPC's generation and transmission assets, contracts, and functions; (b) the structural and functional unbundling of electric power industry participants, with a clear separation between regulated and non-regulated business activities; (c) the phased introduction of competition in the generation and supply of electricity; and, (d) the unbundling and rationalization of electricity rates and charges.

Meanwhile, last June 28, 2002, the DoE promulgated the Rules for the Wholesale Electricity Spot Market (WESM Rules), with the joint endorsement of power industry participants. Soon after, in accordance with Chapter 10 of the WESM Rules, the DoE constituted a Technical Working Group (TWG) to ensure the smooth transition from the promulgation of the WESM Rules to the actual commercial operation of the spot market. The TWG is composed of government and industry participants, which includes Meralco.

Last year, the ERC also solicited nominations for members to the Grid Management Committee (GMC) and the Distribution Management Committee (DMC). The said Committees, whose formation was provided for by the Philippine Grid and Distribution Codes (PGDC), shall serve an advisory role to and assist the ERC in enforcing the various provisions of the PGDC. The ERC has selected one Meralco representative each to sit in the GMC and the DMC.

Last January 2003, the ERC issued its final Guidelines for the Statements of Compliance (SoC) with the Philippine Grid and Distribution Code requirements to be filed by distribution utilities with the ERC. Meralco is in the process of compiling its compliance statements.

Distribution methods of the products or services.

After its generating plants were sold to the government in 1979, Meralco's core business became electric distribution.

Power is received at 230 kV and 114 kV at 11 major delivery points and distribution voltages at minor points of delivery. From the major delivery points, 115 kV subtransmission circuits bring power to 60 major distribution substations and eventually to 47 distribution substations and primary served consumers.

Distribution is predominantly an overhead radial system with provision for interconnection, but there are pockets of underground distribution and secondary network systems. Primary distribution voltages are mainly 34.5 kV wye grounded, 13.8 kV delta, 13.2 kV wye grounded, 8.3 kV wye grounded, 6.24 kV wye grounded and 4.8 kV delta. Utilization voltages are 230 volts single-phase or three-phase and 460 volts. System frequency is 60 Hz.

Competition.

Electric distribution has long been considered a natural monopoly. With the enactment, however, of RA 9136 or the Electric Power Industry Reform Act of 2001, the electric distribution business is now unbundled into two: distribution (wires) which remains a natural monopoly and thus, regulated, and supply, which is no longer considered a public utility and thus, will be open and competitive.

There will be a phased approach towards retail competition, or competition in the supply business. This will start for customers with loads of at least 1 MW, after certain conditions precedent specified by the law have been met, and within a period not exceeding three years. Until such time, Meralco's monopoly in the distribution wires and supply remain.

Sources and availability of raw materials and the names of principal suppliers; if the registrant is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or related items Describe any major existing supply contracts.

Meralco entered into a 10-year power supply contract with National power Corporation (NPC) commencing on November 21, 1994. Under the terms of the contract, NPC is committed to sell and deliver electric power and energy to Meralco and Meralco is committed to purchase electric power and energy from NPC, subject to certain terms and conditions specified in the contract. The contract is renewable upon mutual agreement by both parties.

Meralco also entered into power purchase agreements separately with Quezon Power (Philippines) Limited Co. (QPPL) and First Gas Power Corporation on August 12, 1994 and January 9, 1997, respectively. Under the terms of the agreements, these independent power producers (IPPs) are committed to sell and deliver electric power and energy to Meralco and Meralco is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The agreements shall individually terminate on the date of the 25th anniversary of the commercial operations dates of the power plants of these IPPs.

The state-owned NPC continues AS Meralco's main power supplier. QPPLC and First Gas began commercial operations in the middle of 2000. As a result, IPPs accounted for approximately 13% of Meralco's energy requirements in 2001.

Transactions with and/or dependence on related parties.

Transactions with affiliates consist principally of purchases of electrical equipment, contracted services, sharing of facilities and maintenance of power station and project advances.

Effect of existing or probable government regulations on the business.

The Electric Power Industry Reform Act of 2001 or RA 9136 was signed into law on June 8, 2001 and took effect on June 26, 2001. The Implementing Rules and Regulations (IRR) was approved by the Joint Congressional Power Commission (JCPC) and signed by the Secretary of Energy last February 27, 2002.

The Act and its IRR have an impact on the industry as a whole and the Company in particular, providing for, among others: (1) the privatization of the ownership and/or operation of NPC's generation and transmission assets, contracts and functions; (b) the structural and functional unbundling of electric power industry participants' business activities into generation, transmission, distribution and supply, separating regulated and non-regulated business activities; (c) the introduction of competition in the generation and supply of power; and the unbundling and rationalization of electricity rates and charges.

RA 9136 and the IRR also provide for the following: (a) distribution utilities, such as Meralco, will provide open and nondiscriminatory access to their distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) distributors shall file a Business Separation and Unbundling Plan with the ERC on December 26, 2002; (d) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (e) NPC shall file, with the ERC within six months from the effectivity of the Act, Transition Suplly Contracts negotiated with distributors; and, (f) the Act, Transition Supply Contracts negotiated with distributors; and, (f) distribution companies may engage in related businesses, provided that up to 50% of the income from the related business shall be used to lower wheeling charges.

Costs and effects of compliance with environment laws.

It is in electric generation where the cost and effects of compliance with environmental laws would be significant. Meralco, as a distributor, has endeavored through the contracts it has signed with IPPs to promote environmentally clean fuel and technology. First Gas Power which has a power supply contract with Meralco will utilize natural gas from Camago-Malampaya field. Another IPP which has contract with Meralco, Quezon Power, will be burning coal but using technology which allows the plant to meet strict environmental standards or emissions.

- *State the number of the registrant's present employees and the number of employees it anticipates to have within the ensuing twelve (12) months. Indicate the number by type of employee (i.e. clerical, operations, administrative, etc.) whether or not any of them are subject to collective bargaining agreements (CBA) and the expiration date of any CBA. If the registrant's employees are on strike, or have been in the past three (3) years, or are threatening to strike, describe the dispute, indicate any supplemental benefits or incentive arrangements the registrant has or will have with its employees.*

Manpower inventory for the period ending 2002 stands at 5,969 (see attached summary of manpower complement) and is projected to be at 5,927 by the end of the year 2003. In terns of classification by position, the following employee count and percentage share to total population hold: Leadship (747;12%), Professional (816;14%), Administrative-Line/Office Operations (1458;24%), General Administrative (214;4%), Skilled (2697;45%) and Others (37;1%).

Attachment ( ) Meralco Manpower Complement (as of Dec. 31, 2002)

MANILA ELECTRIC COMPANY

Summary of Manpower Complement
As of December 31, 2002

ITEM	DEPARTMENT	RANK & FILE	SUPERVISORY	MANAGERIAL/ EXECUTIVE	Total
SHARED SERVICES	Chief Information Office	26	119	38	183
	Finance	19	139	29	187
	Human Resource	30	172	54	256
	Materials Management Office	16	59	15	90
	Office of the Chairman and Chief Executive Officer	36	145	58	239
	Office of the President and Chief Operating Officer	124	230	32	386
	Seconded		11	8	19
	TOTAL- SHARED SERVICES	251	875	234	1360
SUPPLY	Branches	280	830	113	1223
	CRMO	25	57	31	113
	CSO	35	123	34	192
	TOTAL - SUPPLY	340	1010	178	1528
WIRES	Alab Sec	48	51	7	106
	Bal Sec	48	89	6	143
	Dasma Sector	92	76	8	176
	Energy Mgt	2	18	20	40
	Mla Sec	50	74	5	129
	Network O&M	41	54	30	125
	Network Planning	8	18	38	64
	Networks-OH		1	3	4
	Pasig Sector	253	299	24	576
	Plaridel Sec	88	101	7	196
	Rizal Sec	60	92	7	159
	San Pablo Sec	73	79	5	157
	Sta. Rosa Sector	159	194	25	378
	Subtrans Svcs	104	263	51	418
	Val Sector	174	217	19	410
	TOTAL - WIRES	1200	1626	255	3081
GRAND TOTAL		**1791**	**3511**	**667**	**5969**

Meralco has two labor unions, namely, the Meralco Employees and Workers Association of Meralco Supervisory Employees (FLAMES), for Rank-and-File and Supervisory employees, respectively.

A five-year Collective Bargaining Agreement (CBA) between Meralco and the Meralco Employees and Workers Association (MEWA), thus covering the period from December 1, 2000 to November 30, 2005, has been duly signed on October 29, 2001. The said agreement is guided by the terms and conditions of employment as contained in the Settlement Agreement executed by the Company and the MEWA on December 21, 2000 and subsequently approved by the Department of Labor and Employment ON January 31, 2001. Effective December 1, 2001, a salary increase of P2,000.00 has been given and P2,500.00 effective December 1, 2002. A new agreement will be negotiated in 2003 to solicit bilateral conformity on salary increase schedule, among others, to take precedence over the remaining two years covered by the CBA.

On the other hand, Meralco and the First Line Association of Meralco Supervisory Employees (FLAMES) have signed on December 20, 2002 a new Collective Bargaining Agreement (CBA) covering the period from December 1, 2002 to November 30, 2007. Under this agreement, all Supervisory employees (PayGrade 07 – PayGrade 12) shall receive across-the-board salary increase of P2,200.00 monthly for the first two years, and P2,300 on the third. For the years 2004 and 2005, however, a new approach that is very different from the tradional manner of general increases shall be used, the provision of an Incentive Pay. Under this scheme, the Company shall grant an incentive pay in lumpsum amount equivalent to a maximum of one (1) month salary to all supervisory employees depending on the attainment of agreed performance targets, to be received at the latest, March of the following year.

Item 2. Properties

Attached on the next page are the following:

- Update of Leased Offices
- Schedule of Property Plant and Equipment
- Update of Leased Substations
- Summary of Land Account (location and description)

The real properties enumerated in the Summary of Land Account are used as sites for the Company's transmission lines, substations, operating/service centers, and principal/district/branch offices.

With respect to limitation of ownership, all property, real, personal and mixed, tangible and intangible owned by the Company as of December 31, 1957 and all property, real, personal and mixed, tangible and intangible which may hereafter be acquired by it, situated in the Republic of the Philippines, and necessary or appropriate to the public utility plant and business of the Company and to its operation as a going concern, excepting such property as expressly excepted and excluded from the lien and operation of the indenture, are mortgaged in favor of the Bank of the Philippine Islands (formerly Peoples Bank and Trust Company) as Trustee for the benefit of bondholders.

MANILA ELECTRIC COMPANY
SCHEDULE OF PROPERTY PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2002

ASSETS	LOCATION		BALANCE December 31, 2002
IN SERVICE			
LAND & LAND IMPROVEMENTS	Various Locations	P	15,600,805,282
BUILDING AND IMPROVEMENT	Various Locations		6,069,293,896
STATION EQUIPMENT	Various Locations		19,431,463,533
TOWERS & FIXTURES	Various Locations		63,524,251
POLES & FIXTURES	Various Locations		15,749,839,605
OVERHEAD TRANSMISSION & DISTRIBUTION SYSTEM	Various Locations		11,546,924,542
LINE TRANSFORMERS & INSTALLATION	Various Locations		15,021,187,675
CONSUMER METERS & INSTALLATION	Various Locations		8,836,588,548
STREETLIGHTING & SIGNAL SYSTEM	Various Locations		567,895,298
OFFICE FURNITURE & FIXTURES	Various Locations		329,125,149
TOOLS & SHOP EQUIPMENTS	Various Locations		453,295,820
COMMUNICATION EQUIPMENT	Various Locations		4,157,411,352
TRANSPORTATION EQUIPMENT	Various Locations		1,467,585,648
OTHER TANGIBLE PROPERTY	Various Locations		2,690,729,327
CONTRIBUTION IN AID OF CONSTRUCTION			(485,485,295)
TOTAL		**P**	**101,500,184,631**
NOT IN SERVICE			
LAND & LAND IMPROVEMENTS			-
BUILDING AND IMPROVEMENT			-
CONSTRUCTION WORK IN PROGRESS			8,613,040,076
TOTAL		**P**	**8,613,040,076**

Prepared By : J. J. Gonsalves

Reviewed By : C. A. Zapanta

Noted By : A. R. VALERA

Manila Electric Company
Update of Leased Substations for Year 2003
(As of April 3, 2003)

SCHEDULE OF REAL ESTATE RENTAL DUES PAYABLE FOR YEAR 2003

	DUE DATE	PAYEE	PARTICULAR	RENTAL	COVERAGE	FREQUENCY
1	Jan. 01, 2003	Atty. Emigdio Tanjuatco	Tanay Substation Site A=463 sq. m.	P 80,340.00	Jan. 01, 2003-Dec. 31, 2003	Yearly
2	Jan. 15, 2003	City Government of Batangas	Batangas City Susbstation Site A = 1,400 sq. m.	P 42,000.00	Nov. 1 , 2002 - Oct. 31, 2003	Yearly
3	Jan. 15, 2003	Natividad Leyva-Garcia	BTL-R/W at Junction, at Cainta, Rizal.	P 6,000.00	Jan. 1, 2003 - Dec. 31, 2003	Yearly
4	Jan. 31, 2003	Madrigal Business Park Commercial Estate Association, Inc.	Ayala-Alabang Substation Site Association Dues A = 2,400 sq. m.	P 98,040.00 or P 88,236.00	Jan. 1, 2003- Dec. 31, 2003 (net of 10 % discount)	Yearly
5	Feb. 01, 2003	Philippine Developmental Alternative Foundation (formerly TRCF)	Kamagong Susbstation Site A = 1,327 sq. m.	P 278,511.74	Feb. 1, 2003 - Jan. 31, 2004	Yearly
6	Feb. 10, 2003	Office Of the Non-Fund HHSG, PA Fort Bonifacio	Permit Fee of 115KV Transmission Line Rockwell/Malibay	P 8,500.00	Feb.8, 2003 - Feb. 7, 2004	Yearly
7	Feb. 10, 2003	DENR-National Capital Region	Binondo Substation Site A = 177 sq. m. revocable permit Application No. V-4870 (E. V. 1651)	P 550.50	Feb. 9, 2003 - Feb. 8, 2004	Yearly

01/18/02 / dues02.xls
jsjc / realty / legal

Manila Electric Company
Update of Leased Substations for Year 2003
(As of April 3, 2003)

SCHEDULE OF REAL ESTATE RENTAL DUES PAYABLE FOR YEAR 2003

	DUE DATE	PAYEE	PARTICULAR	RENTAL	COVERAGE	FREQUENCY
8	Jun. 01, 2003	University of the Philippines System	IRRI - UP Los Banos Substation Site A = 2,500 sq. m.	P 138,000.00	May 3, 2003 - May 2, 2004	Yearly
9	Jun. 15, 2003	Philippine National Railways	Tutuban Substation Site A = 2,475 sq. m.	P 173,272.00	Jun. 15, 2003 - June 14, 2004	Yearly
10	Jul. 10, 2003	DENR-National Capital Region	Binondo Substation Site A = 506 sq. m. Lease Application No. V - 2355 (E - 134)	P 2,677.00	Jul. 23, 2003 - Jul. 22, 2004	Yearly
11	Aug. 01, 2003	Philippine National Railways	Tondo Substation Site A=1,250 sq. m.	P 941,652.33	Aug. 01, 2003-Jul. 31, 2004	Yearly
12	Sept. 05, 2003	Manuel D. Briones	Mt. Banoy Repeater Station Site A = 121 sq. m. (effective September 1, 1995)	P 58,800.00 net of 5% withholding tax	Sept. 1, 2003 - Aug. 31, 2004	Yearly
13	Sept. 10, 2002	Marbe De Torres Contreras, et. al.	Mt. Banahaw Repeater Station Site A = 197 sq. m. (effective Sept. 1, 1996)	P 62,400.00 net of 5% withholding tax	Sept. 1, 2003 - Aug. 31, 2004	Yearly
14	Oct. 10, 2003	DENR-National Capital Region	Binondo South Port Substation Site A = 1,238.98 sq. m. (E. V. 1630)	P 4,864.50	Oct. 23, 2003 - Oct. 22, 2004	Yearly

01/18/02 / dues02.xls
jsjc / realty / legal

Manila Electric Company
Update of Leased Substations for Year 2003
(As of April 3, 2003)

SCHEDULE OF REAL ESTATE RENTAL DUES PAYABLE FOR YEAR 2003

	DUE DATE	PAYEE	PARTICULAR	RENTAL	COVERAGE	FREQUENCY
15	Dec. 10, 2003	Sps. Danilo G. Reyes & Melinda P. Reyes	Sariaya Repeater Station Site	P 132,000.00	Dec. 1, 2003 - Nov. 30, 2004	Yearly
			Bo. Mamala - 2			
			A = 500 sq. m.			
			(effective Dec. 1, 1998)			
16		Philippine National Railways	Tabang Substation Site	P 54,912.00	Jan. 1, 2003-Dec. 31, 2004	Yearly
			Bo. Tikay, Malolos, Bulacan			
			A=192 sq. m			
			(Rental @ P 286.00/sq. m.)			
17		Philippine National Railways	Poles	P 294,300.00		Yearly
18		University of the Philippines	Diliman Substation Site	P 1.00	Usufruct	Until needed by end-user
19			Lakeview Substation Site	P '1.00	Usufruct	Until needed by end-user
			Total	P [illegible]		

Prepared By :

R. A. Rondolo
Realty Services Supervisor

Noted :

M. B. Antonio
Head, Realty Services

jsjc/dues 2003/file

01/18/02 / dues02 xls
jsjc / realty / legal

Update of Leased Offices
As of April 3, 2003

Manila Electric Company
Branch, Extension & Payment Offices

Office/Lessor	Address/Location	Area In Sq. M.	Rate Per Square Meter	Monthly Rental	Term	Period Covered
SUPPLY						
BRANCHES-Ms. Rosario M. Paragas						
A. Pasig Sector-Mr. Rustico C. De Borja, Jr.						
1. Rodriguez Payment Office (Mrs. Virgilio A.. Cruz)	E. Rodriguez Highway, Rodriguez, Rizal	70.00	P 251.42	P 17,600.00	1 Yr.	Dec. 01, 2002-Nov. 30, 2003
B.Sta. Rosa Sector-Mr. Angel P. Receno						
1. Trece Martirez Extension Office (Mrs. Regina D. Dimaraan)	162 Luciano St. Trece Martirez City, Cavite	105.00	P 286.82	P 30,116.53	2 Yrs.	Sept. 01, 2001 - Aug. 31,2003
2. Bahagyang Pag-Asa Payment Office (Ms. Evelyn E. Eusebio)	Corner of Bahagyang Pag-Asa Road & Molino Road, Bacoor, Cavite	86.40	P 307.56	P 26,573.41	1 Yr.	Jan. 1, 2003-Dec. 31, 2003
3. GMA Extension Office (Mr. Macario C. Mendoza)	MCM Building, Governor's Drive, National Highway, Cavite	232.00	P 367.91	P 85,357.03	1 Yr.	Jan. 1, 2003-Dec. 31, 2003
4. Silang Extension Office (Ernesto H. Belardo)	No. 132 J. Rizal St., Silang, Cavite	98.86	P 439.22	P 43,422.27	1 Yr.	Dec. 1, 2002-Nov. 30, 2003
5. Metropolis Extension Office (Manuela Corporation)	South Superhighway, Alabang, Muntinglupa City, Metro Manila	133.00	P 878.46	P 116,835.18	1 Yr.	Jun. 1, 2002 - May. 31, 2003
6. Los Banos Extension Office (Mr. Jose M. Abalos)	National highway, Barangay Anos, Los Banos, Laguna	104.00	P 336.53	P 35,000.00	5 Yrs.	Nov. 01,1999 - Oct. 31, 2004
7. Mauban Extension Office (Mr. Tomas Ladines)	33 Quezon Extension, Mauban, Quezon	64.00	P 23.43	P 1,500.00	Extn'd	Apr. 01, 2003 - Mar. 31, 2004
C.Valenzuela Sector-Mr. Carl G. Aquino						
1. Marilao Extension Office (Epifanio & Cecilia Guillermo)	Unit [illegible] Commercial Building, along MacArthur Highway, Marilao, Bulacan	140.00	P 152.53	P 21,355.26	1 Yr.	Jan. 16, 2003-Jan. 15, 2004

US SEC
File No. 82-3237

Update of Leased Offices
As of April 3, 2003

Office/Lessor	Address/Location	Area In Sq. M.	Rate Per Square Meter	Monthly Rental	Term	Period Covered
2. San Miguel Extension Office (Mrs. Rebecca S. David)	53 Tecson Street, Poblacion, San Miguel, Bulacan	109.00	P 265.95	P 28,989.18	1 Yr.	Nov. 01,2002-Oct. 31, 2003
3. Hagunoy Extension Office (ACC Farmer's Dev. Corp.)	Along Sto. Nino St., Hagonoy, Bulacan	83.00	P 352.79	P 29,282.00	5 Yrs.	Feb. 01, 1999 - Jan. 31, 2004
4. Sapang Palay Extension Office (Mr. Rodolfo Garcia)	Area I, Block 29, Lot 2, Sapang Palay, San Jose Del Monte, Bulacan	93.18	P 124.44	P 11,595.67	1 Yr.	Feb.01,2003-Jan.31,2004
5. San Jose Del Monte Extension Office (Mr. Conrado L. Giron)	KM. 30, Tungkong Mangga, San Jose Del Monte, Bulacan	70.50	P 350.60	P 24,717.50	1 Yr.	Sept. 01, 2002-Aug. 31, 2003
6. Navotas Extension Office (Mrs. Remedios M. Mendoza)	Chow Queen Commercial Building, 865 M. Naval Street, Navotas, Metro Manila	180.00	P 225.88	P 46,059.86	1 Yr.	Jan. 01, 2003-Dec. 31, 2003
7. Camarin Extension Office (Mrs. Erlinda Estrella)	CEER Building, Camarin Road, Kalookan City, Metro Manila	62.00	P 236.14	P 14,641.00	3 Yrs.	Jun. 01, 2001-May 30, 2003

Noted by :

M. B. Antonio
Head, Realty Services

Prepared by :

R. A. Rondolo
Realty Services Supervisor

File No. 82-3237

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
BOTOCAN TRANSMISSION LINES (110 KV)		
Santol Street - E. Rodriguez Sr. Blvd. Route	46811	24,493
E. Rodriguez Sr. Blvd. - San Juan River Route	35913	42,919
San Juan River - Katipunan Ave. Route	46812	219,076
	35915	54,250
		273,326
Katipunan Ave. - Marikina River Route	35915	45,586
	46813	11,074
		56,660
Portion of land sold to LRTA		(9,181)
		47,479
Gardner Transmission Line Right of Way Bgy. Sucat, Muntinlupa City	S-79863	3,975
Bgy. San Pedro, Makati City Guadalupe-Tejeros-Olympia Carline	6937	8,609
Pasig River - Lopez Jaena Street	6938	13,278
Bgy. Sta. Rosa, Pasig City	193	817
(Napindan Hydraulic Project)		14,095
Bgy. Camarin, Caloocan City Transmission Right of Way	22310	2,713
Ibayo-Napindan, Taguig, M. M.	OCT-691	215
P. Naval St., Bgy. Malaya, Pililia, Rizal Malaya Substation	3254	284
Bgy. Pinagkamaligan, Bgy. Poblacion, Tanay, Rizal	Lot # 1164	120
J. Abad Santos St. cor. Quirino St.	Lot # 1165	45
Tanay Extension Office		165
Sta. Mesa to Marikina	tract of land	
Sta. Ana to Junction, Pasig City	tract of land	
Bgy. Botocan, Majayjay, Laguna Site I - Substation Site Botocan Substation	T-92138	10,391
Bgy. Botocan, Majayjay, Laguna	T-43563	18,909
Site II - Trans. Right of Way	1431	4,741
Between Botocan & Balanas Liners		23,650
Bgy. Suyok (Kay Buto) Tanay, Rizal TANAY SUBSTATION	M-81342	337

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Antipolo-Teresa Road		1,170
Bgy. May-Iba, Antipolo City, Rizal (Rights of Way)		
Kaayusan cor. Kaluwagan St.	PT-84312	1,478
Karangalan Village, Santolan, Pasig city	PT-84313	2,833
BOTOCAN 115KV LINE (Meralco Tower)		4,311
9th Ave., cor Sevilla St. cor D. Aquino St.,	14962	1,300
Caloocan City		
GRACE PARK SUBSTATION		
Bgy. Camarin, Caloocan City	C-322885	8,962
PROPOSED CAMARIN SUBSTATION	C-322886	152
		9,114
A. Flores St., Ermita, Manila	48429	1,639
ERMITA SUBSTATION		
J. Rizal Street, Bgy. Pamplona, Las Piñas City	S-79858	2,082
LAS PIÑAS SUBSTATION		
Sta. Cecilla Road, Sitio Kubo-Kob, Bgy. Pamplona	40739	7,915
Mapulang Lupa, Las Piñas City		
PAMPLONA SUBSTATION		
McKinley Road, Forbes Park, Makati City	64899	1,000
FORBES PARK SUBSTATION		
Amorsolo St. cor Lumbang St., Kayamanan C	S-79682	4,900
Subd., Makati City	S-51742	2,096
MALIBAY SUBSTATION		6,996
Vito Cruz cor Kakarong Street, Makati City	S-51742	1,791
MAKATI SUBSTATION		
L. Guinto St. cor Dagonoy St., Malate, Manila	22048	369.2
MALATE SUBSTATION	22049	1,029.7
		1,398.9
M. H. Del Pilar, L Roque, Bgy. Tugatog,	T-94885	7,476
Provincial Road, Malabon		
MALABON SUBSTATION		
EDSA, Bgy. Wack-Wack, Mandaluyong City	12100	1,264
(near Shaw Boulevard)	12091	769
MANDALUYONG SUBSTATION (Wack-Wack)		2,033
EDSA, SM-SHANGRI-LA, Mandaluyong City	9152	604
(Deed of Donation 07-13-92)		
(Shangri-La Properties, Inc.)		
SM - SHANGRI- LA SUBSTATION		

SEC No. 82-3237

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
EDSA, SM-SHANGRI-LA, Mandaluyong City (Deed of Donation dated 03-03-93) (First Asia Realty Devt. Corporation) SM - SHANGRI-LA SUBSTATION	11368	500
Marikina (A.C. 34.5 Feederline) (From Miriam College to Bgy Malanday, Marikina City)	N-39141 N-46245 N-38764	2,137 958 3,197 6,292
St. Joseph St., Bgy. Barangka, Marikina City BARANGKA CHORILLO PROPERTY	N-30470	300
East Drive, Santan St., Marikina Heights, Bgy. Parang, Marikina City PARANG SUBSTATION	N-30467	5,050
Guerilla St., Bgy. Sto. Niño, Marikina City (Formerly Sto. Niño Substation) VACANT	N-30472	700
Kapitan Moy Street, Sta. Elena, Marikina City (Formerly Sta. Elena Substation) MELI SUBSTATION	N-30471	894
Katipunan Ave., Loyola Heights, Quezon City MARIKINA SUBSTATION	46813	3,463
Alabang Hills Subd. Road, Bgy. Cupang, Muntinlupa City ALABANG SERVICE CENTER	64471	3,553
National Road, Bgy. Putatan, Muntinlupa City MUNTINLUPA SUBSTATION	S-79861	1,560
Madrigal Business Park, Phase 3, Bgy. Alabang, Muntinlupa City AYALA-ALABANG SUBSTATION/BRANCH OFFICE	T-210119	2,400
Quirino Ave., Bgy. Tambo, Parañaque City PARAÑAQUE SUBSTATION	S-79855	1,157
Sun Valley Subd., Bgy. La Huerta, Parañaque City SUN VALLEY SUBSTATION	S-79859 T-44095	1,613 583
Sta. Cecilia St., Bgy. San Dionisio, Parañaque City B. F. PARAÑAQUE SUBSTATION	T-120937	6,898

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Quirino cor San Antonio, Ermita, Manila (Plaza Dilao)	61536	1,034.4
PACO SUBSTATION	137786	209.9
	180640	209.7
	137785	209.8
	137784	342.3
	137783	422.6
	180641	250
	196644	896.6
	69456	245.6
	152094	784.1
	152095	1,142.2
	152096	1,112.5
	152097	164.5
		7,024.2
S. Antonio Avenue, Pilapil, Bgy. Kapasigan, Pasig City PASIG SUBSTATION	41550	1,450
Elisco Road, Kalawaan Sur, Taguig, Metro Manila (Inside National Steel Corp. Compound) TAGUIG SUBSTATION	308397	5,021
Canley Road cor Orambo Drive, Bgy. Bagong	PT-105095	198.5
Ilog, Pasig City	PT-105096	320
HILLCREST DRIVE SUBSTATION	PT-105097	217
	PT-105098	347.5
	PT-105094	227
		1,310
EDSA, San Roque near BLTB Terminal, Pasay City PASAY SUBSTATION	4385	2,500
P. Tuazon St., Gen. Romulo, Cubao, Quezon City CUBAO SUBSTATION	33825	1,970
Along Banawe Ave. cor Del Monte Avenue,	RT-53270(30108)	792.2
Quezon City	RT-53270(30108)	600
LA LOMA SUBSTATION		1,392.2
Quirino Hi-way, Novaliches, Quezon City NOVALICHES SUBSTATION	63451	7,677
P. dela Cruz St., Bgy. San Bartolome, Novaliches, Quezon City KAYBIGA SUBSTATION	N-136291	3,704
Scout Santiago Rallos St., Diliman, Quezon City	17720	797.2
QUEZON CITY SUBSTATION	17721	784.7
		1,581.9

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Santol Street, Bgy. San Isidro, Quezon City	46811	10,569
STA. MESA SUBSTATION	107627	16.5
	107628	82.8
	107629	100.7
	8116	9.7
	110430	118.4
	111780	804.9
	115549	1,803.5
	105119	1,063
		14,568.5
N. Domingo St., San Juan, Metro Manila	42264	1,334
SAN JUAN SUBSTATION		
A. H. Lacson St. (formerly Gov. Forbes St.)	28895	375
Sampaloc, Manila	28215	1,000
SAMPALOC SUBSTATION		1,375
Pedro Gil (Herran) Jesuitas St., Sta. Ana, Manila	59501	1,068.48
STA. ANA SUBSTATION		
Cordillera Street, Bacood, Manila	81178	1,200
PANDACAN SUBSTATION		
Abad Santos cor New Antipolo St., Tondo, Manila	81211	7,303
NORTH PORT SUBSTATION		
La Torre corner Narra Street, Tondo, Manila	59986	221.8
PALOMAR SUBSTATION	59081	417.1
	59927	351
	59783	175.5
		1,165.4
Mc Arthur Highway, Bgy. Malinta,	T-146230	140
Valenzuela City		2,593
MALINTA SUBSTATION		2,733
Bgy. Bagbaguin (Canumay), Valenzuela City	V-53151	2,627.50
BAGBAGUIN SUBSTATION	V-53152	201.00
	V-53154	269.00
	V-55380	417.00
	V-55376	267.00
	V-55428	50.00
	V-55366	217.00
	V-55379	534.00
	V-55437	65.00
	V-55439	1,285.50
	V-53079	637.00
	V-55440	20.50
		6,590.50

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Ortigas Avenue Extension, Bgy. Sto. Domingo, Cainta, Rizal CAINTA SUBSTATION	159233	10,905
Bgy. Mayani - Concepcion, Baras, Rizal	M-68784	3,000
BARAS PROPERTY (VACANT)	M-16069	113
		3,113
Bgy. Dolores, Taytay, Rizal TAGUIG-DOLORES 115KV RIGHT-OF-WAY	OCT-No.1172	2,347
Philec Road, Bgy. Dolores, Taytay, Rizal DOLORES SUBSTATION	548416	28,714
Sumulong Highway, Bgy. Mambugan,	234662	160
Masinag, Antipolo City	234663	2,304
MASINAG SUBSTATION	234664	1,802
	234665	781
	234666	460
		5,507
Sitio Sagbat, Bgy. Maybangkal, Morong, Rizal MORONG SUBSTATION	M-733	1,726
Near Dragon Cement, Bgy. Dulong Bayan Teresa, Rizal TERESA I SUBSTATION	M-1602	6,648
Gomez St., Kapalaran Subd., Bgy. San Juan, Taytay, Rizal TAYTAY SUBSTATION	96326	1,030
Sukol Highway, Bgy. Iba, Antipolo City	216628	1,000
TERESA II SUBSTATION	216629	1,000
	216630	1,000
	216631	1,000
	223294	2,117
		6,117
Bgy. May-Iba, Antipolo, Rizal	T-399524	1,050
Bgy. Bolbok, Batangas City	T-26251	1,313
PROPOSED BATANGAS SERVICE CENTER	T-26252	306
	T-26253	31,570
	T-26254	9,985
	T-26255	7,920
	T-26332	992
		52,086
Poblacion, Bgy. Hulo, Sta. Cruz, Angat	T-35360	1,000
ANGAT SUBSTATION	T-35360	45
		1,045

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Mc Arthur Highway, Bgy. Burol Primero Balagtas, Bulacan BALAGTAS SUBSTATION	68515	2,650
La Trinidad, Bgy. Bundukan, Bocaue, Bulacan BOCAUE SUBSTATION	26771	4,769
Doña Remedios Trinidad Highway, Bgy. Sto.	TC-1084	819
Cristo, Baliuag, Bulacan	TC-1085	819
BALIUAG SUBSTATION	TC-1086	579
	TC-1087	579
		2,796
McArthur Highway, Bgy. San Marcos, Calumpit, Bulacan CALUMPIT SUBSTATION	T-305631	2,000
New Duhat Overpass, Duhat, Bocaue, Bulacan	T-184873	10,729
DUHAT SUBSTATION	T-205688	2,627
		13,356
Bgy. Gaya-Gaya, San Jose Del Monte, Bulacan GAYA-GAYA SUBSTATION	T-9989	500
Bgy. Ibayo, Marilao, Bulacan MARILAO SUBSTATION	T-23065	3143.4
Provincial Road, Mabini St., Bgy. Mojon,	15814	803
Malolos, Bulacan	15815	99
MALOLOS I SUBSTATION		902
Bgy. Pinagbakahan, Malolos-Plaridel Provl. Road,	T-100347	11,496
Malolos, Bulacan	T-100058	1,608.5
MALOLOS II SUBSTATION	T-100059	877
		13,981.5
Steel Asia Mfg. Corp., Bgy. Bahay Pare, Meycauayan, Bul. PROPOSED BAHAY PARE SUBSTATION	T-28387	2,627
Bgy. Iba & Camalig, Meycauayan, Bulacan	T-108371	1,000
MEYCAUAYAN SUBSTATION	T-108372	3,000
	T-108373	1,000
		5,000
Cagayan Valley Road, Provincial Road, Bgy. Silangan, San Miguel, Bulacan SAN MIGUEL SUBSTATION	M-81168	6,189
Bocaue Exit, Bocaue-Sta. Maria Provl. Road,	T-161762	518
Bgy. Turo, Bocaue, Bulacan	T-161763	6,661
STA. MARIA SUBSTATION		7,179

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Subic, Baliuag, Bulacan (Formerly Subic Substation) VACANT	T-307181	377
First Bulacan Industrial City (FBIC) Bgy. Tikay & Santol, Malolos, Bulacan (Phil. Star Marketing & Devt., Inc.) (Deed of Donation dated 02-24-95) TABANG SUBSTATION	T-52095	4,407
De Leon St. cor De Guzman St., Bgy. Caridad, Cavite City, Cavite (Dalahican) CAVITE SUBSTATION	20655	628
Bgy. Palico, Imus, Cavite PALICO SUBSTATION	205046	1,166
Gen. Aguinaldo Hway, Bgy. Anabu,	368010	1,315
Imus, Cavite	368011	2,081
IMUS SUBSTATION	368012	2,081
		5,477
Aguinaldo Highway, Bgy. Santiago, Gen. Trias, Cavite (Formerly Santiago Substation) VACANT	T-23724	1,000
National Highway, Bgy. Amaya, Tanza, Cavite	T-275041	750
TANZA SUBSTATION	T-275042	924
	T-274981	750
	T-274982	750
		3,174
Puerto Azul Road, Bgy. Tanauan,	T-344605	11,101
Tanza, Cavite	T-344606	6,442
TRECE MARTIREZ II SUBSTATION		17,543
National Highway, Bgy. Biluso, Silang, Cavite	P-3331	7,887
SILANG SUBSTATION	P-3331	343
Bgy. Habay, Bacoor, Cavite (in front of SM Bacoor) BACOOR SUBSTATION	T-37535	2,223
Rizal Avenue, Bagong Pook Subdivision, San Pablo City, Laguna (Prov. Road cor MRR) SAN PABLO I SUBSTATION	5230	1,521
LIIP Compound, Biñan, Laguna (Mamplasan Exit) (Laguna International Ind. Park, Inc.) (Deed of Donation dated 03-03-93) LIIP SUBSTATION	T-333984	6,160

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Camelray Industrial Park I Bgy. Canlubang, Calamba, Laguna CARMELRAY SUBSTATION	T-161671	11,048
National Road, Bgy. Masiit, Calauan, Laguna CALAUAN SUBSTATION	T-67708	7,313
Bgy. Tagapo, Sta. Rosa, Laguna STA. ROSA I SUBSTATION	T-13039	406
Bgy. Balibago, Sta. Rosa, Laguna	T-30407	1,359
(Road to Filsyn)	T-30405	5,750
BALIBAGO SUBSTATION		7,109
Hacienda Sta. Elena, Bgy. Malitlit, Sta. Rosa, Laguna Donation of Mesaland Development	T-195348	5,531
Provincial Road, Bgy. Pagsawitan, Sta. Cruz, Laguna STA. CRUZ SUBSTATION	T-127943	7,072.5
Bgy. Del Remedios, San Pablo City, Laguna	T-33214	1,598
SAN PABLO II SUBSTATION	T-33215	1,632
	T-33216	1,863
		5,093
Bgy. Landayan, San Pedro, Laguna SAN PEDRO SUBSTATION	T-234187	5,000
Laguna Technopark , Bgy. Biñang, Biñan, Laguna STA. ROSA II SUBSTATION	T-142570	10,883
Road to Liliw Provl. Road, Bgy. Bambang, Nagcarlan, Laguna NAGCARLAN SUBSTATION	T-143699	2,000
Bgy. Diezmo, Cabuyao, Laguna (Light Ind. & Science Park of the Phils.) (Deed of Donation dated 01-15-93) LISP SUBSTATION	T-298373	4,700
Quezon Ave., Bgy. Gulang-Gulang, Lucena City LUCENA I SUBSTATION	T-11750	396
Bgy. Ibabang Dupay, Marktown Subdivision, Lucena City LUCENA II SUBSTATION	T-10369	7,792
Bustamante St., Candelaria, Quezon Province CANDELARIA SUBSTATION	340067	1,184

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Ayuti, Lucban, Quezon Province	O-9737	340
LUCBAN SUBSTATION		
National Highway, Bgy. Mapagong, Pagbilao,	T-255222	3,522
Quezon Province		
PAGBILAO SUBSTATION		
Sia Subdivision, Bgy. Mationa, Tayabas,	T-230239	280
Quezon Province	T-230240	193
MAUBAN SUBSTATION		473
Along National Highway, Bgy. San Agustin,	T-279136	1,624
Tiaong, Quezon Province		
TIAONG SUBSTATION		
Samson Road/Araneta Ave., Calaanan, Caloocan City	29516	1,272
CALOOCAN EXTENSION OFFICE		
Manila South Road, Bgy. Pamplona, Las Piñas City	25858	1,487
LAS PIÑAS BRANCH OFFICE	no tct yet	417
		1,904
Gen. Luna St., Bgy. Flores, Malabon City	R-51156	1,399
VACANT		
Bgy. Concepcion & Ibaba, Malabon, M.M.	21600(8250)	187
MALABON BRANCH OFFICE	21598(8991)	20
	21599(8249)	279
	21601(M-11426)	801
	21594(8076)	246
	21595(8077)	44
	21596(8078)	130
	21597(8079)	110
	M-21833/M12162	554
	M-21834/M-8247	67
	M-21835/M-8246	96
	M-21836/M-8251	72
	M-21863/M-8247	77
		2,683
Bayanbayanan Ave.cor Gen. Ordoñez Ave., SW	N-30468	1,058.4
Molave St., Marikina Heights, Concepcion, Marikina City	N-30469	919.9
MARIKINA BRANCH OFFICE		1,978.3
Kamagong St. cor. South Avenue, Makati City	2136142	955
MAKATI BRANCH OFFICE		
J. L. Escoda and Agoncillo Sts. Malate, Manila	240167	752
MALATE BRANCH OFFICE	24264	496
	24265	416
		1,664

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Shaw Boulevard cor. Marina Yulo St.	11764	664
Bgy. Bagong Silang, Mandaluyong City	11765	826
MANDALUYONG BRANCH OFFICE		1,490
Lubiran Street, Sta. Mesa, Manila	217022	21,733
MANILA DISTRICT SERVICE CENTER	217023	15,844.7
		37,577.7
Isla de Provisor, D. Romualdez St., Paco, Manila	146850	10,891
BLAISDELL & TEGEN SUBSTATION		
Valle Verde VI-A, Green Meadows Subd.	210867	2,960
Bgy. Ugong, Pasig City		
GATE 3 MERALCO CENTER		
Elisco Road , Bgy. San Joaquin, Pasig City	PT-106584	921
CENTRAL TRANSMISSION & DISTRIBUTION	PT-106585	4,624
	PT-106586	7,056
	PT-106587	19,011
		31,612
Elisco Road , Bgy. San Joaquin, Pasig City	PT-109996	6,919
SUBSTATION & CONTROL	PT-109997	4,443
		11,362
Ortigas Avenue, Pasig City	12101	171,013
MERALCO CENTER	PT-113804	79,351
	PT-113806	5,000
	PT-113807	649
		256,013
Dr. S. Antonio/Pilapil Sts., Bgy. Kapasigan, Pasig City	41550(12098)	1,532
PASIG BRANCH OFFICE		
Quirino Avenue, Bgy. Tambo, Parañaque City	79856	728
PARAÑAQUE EXTENSION OFFICE	79857	612
		1,340
F. B. Harrison/Doro Sts., San Jose, Pasay City	1337-A	1,000
PASAY EXTENSION OFFICE		
Forest Hill Drive, Novaliches, Quezon City	348275	1,144
NOVALICHES BRANCH OFFICE		
Quezon Avenue, Bgy. Roxas, Quezon City	RT-103379(300423)	1,297.1
ROOSEVELT BRANCH OFFICE		
EDSA, Sitio Kangkong, Balintwak, Quezon City	377986	42,627
BALINTAWAK DISTRICT		
(BALINTAWAK SERVICE CENTER)		

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
EDSA, Sitio Kangkong, Balintwak, Quezon City	N-168227	3,323
BALINTAWAK DISTRICT	N-168228	3,955
(BALINTAWAK SERVICE CENTER)		7,278
Capitol Estate II, Commonwealth Avenue	52599	1,200
Batasan Hills, Quezon City	TD-07167	
COMMONWEALTH BRANCH OFFICE		
EDSA, Bgy. Katipunan, Quezon City	67021	1,500
BALINTAWAK BRANCH OFFICE		
Commonwealth Ave., Diliman, Quezon City	T-124759	468
PROPOSED DILIMAN COLLECTION OFFICE (VACANT)		
EDSA, Kamuning, Quezon City	18304	1,500
KAMUNING BRANCH OFFICE)		
España/Josefina Sts., Sampaloc, Manila	36895	792
ESPAÑA BRANCH OFFICE		
Blumentrit Street, San Juan, Metro Manila	12099	883
SAN JUAN EXTENSION OFFICE		
San Marcelino St., Ermita, Manila	94970	1,099
FORMERLY SAN MARCELINO SERVICE CENTER	94970	857
		1,956
Claro M. Recto, Sta. Cruz, Manila	164445	275.4
FORMERLY TONDO PAYMENT OFFICE		
T. Santiago St., Bgy. Viente Reales, Maysan, Valenzuela City	B-45381	47,262
(NORTH OPERATING CENTER)	B-45382	3,790
VALENZUELA SECTOR		51,052
T. Santiago St., Bgy. Viente Reales, Maysan, Valenzuela City	V-51514	250
(NORTH OPERATING CENTER)	V-51517	16,213
VALENZUELA SECTOR	V-51515	374
	V-63375	275
	V-42326	5,000
		22,112
T. Santiago St., Bgy. Viente Reales, Maysan, Valenzuela City	V-23992	513
(NORTH OPERATING CENTER)		
VALENZUELA SECTOR		
Mc Arthur Highway, Bgy. Malanday, Valenzuela City	15612	3,626.4
VALENZUELA BRANCH/POLO SUBSTATION		
Bgy. Navotas, Talim Island, Cardona, Rizal	M-1633	147,348
TALIM ISLAND QUARRY		

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Parugan (now San Jose), Antipolo City, Rizal	T-297560	43,575
VACANT		
Bgy. Tayuman , Binangonan, Rizal	M-68761	309
SAN CARLOS REPEATER STATION		
Sumulong Highway, Bgy. Mayamot, Antipolo City	R-3396(260671)	68,918
(occupied by Miescor) VACANT		
Bgy. San Isidro, Montalban, Rizal	248784	113,790
VACANT		
Bgy. Punta, Jala-Jala, Rizal	M-51186	246,840
MFI Jala-Jala Farm School (MFI)		
Bgy. Pililia, Rizal (Road)	272855	10,800
Bgy. San Isidro, Angono, Rizal	588121	19,953
GEN. SHOPS & OFFICE BUILDING &	588121	44
ANGONO EXTENSION OFFICE	588120	39,917
	588120	87
		60,001
Ortigas Ave. Extension, Bgy. Lumang Dayap	T-586369	681
Cainta, Rizal		
CAINTA BRANCH OFFICE		
Sumulong Highway Bgy. Mayamot	212139/149147	514
Masinag, Antipolo, Rizal	228287/75107	471
MASINAG EXTENSION OFFICE		985
Bgy. Sta. Cruz, Sumulong Highway	T-255725	2,009
Antipolo City, Rizal	T-255726	62,812
MML DEVELOPMENT CENTER	T-255727	33,869
		98,690
Circumferential cor. Gen. Luna St.	T-259022	996
Bgy. San Roque, Antipolo, Rizal (VACANT)		
Bgy. Sta. Cruz, Antipolo City, Rizal	T-299908	244
PROPOSED ANTIPOLO REPEATER STATION	T-299909	240
		484
P. Mabini St., Bgy. Guinhawa, Malolos, Bulacan	RT-29351(T-260254)	625
OLD MALOLOS BRANCH OFFICE	RT-29350(T-260256)	51
		676
Bgy. Mulawin, Norzagaray, Bulacan	T-65142	31,836
Donation to ABS-CBN Foundation		(25,000)
VACANT		6,836

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Pariancillo St., Bgy. Sto. Niño, Malolos, Bulacan	T-88606	62
NEW MALOLOS BRANCH OFFICE	T-88607	1,486
	T-88608	60
	T-88609	388
		1,996
Bgy. Cruz Na Daan & Maginao, San Rafael, Bulacan	T-305633	62,087
FORMER SAN RAFAEL SERVICE CENTER	T-305632	1,183
		63,270
Bgy. Graceville, San Jose Del Monte, Bulacan	T-80847	65,343
VACANT	T-80848	41,383
		106,726
Bgy. Agnaya, Plaridel, Bulacan	TC-3001	3,662
PLARIDEL SECTOR	TC-3002	3,261
	TC-3003	3,192
	TC-3004	3,133
	TC-3005	3,143
	TC-3006	2,599
	TC-3007	1,799
	TC-3008	2,692
	TC-3009	2,725
	TC-3010	2,739
	TC-3011	1,327
	TC-3012	1,323
	TC-3013	1,981
	TC-3014	2,112
	TC-3015	2,227
		37,915
Bgy. Burol Primero, Balagtas, Bulacan	68515	3,020
(former Corfarm Property)		6,981
BALAGTAS BRANCH OFFICE		10,001
Bgy. San Jose, Baliuag, Bulacan	T-35505	130
BALIUAG BRANCH OFFICE	T-35506	1,668
		1,798
Bgy. Graceville (Gaya-Gaya), San Jose Del Monte, Bulacan	T-179053(M)	993
GAYA-GAYA SUBSTATION		
Bgy. Bagbaguin, Sta. Maria, Bulacan	T-288064	1,737
STA. MARIA BRANCH OFFICE		
Bgy. Minuyan, San Jose Del Monte, Bulacan	T-181904-09	1,440
VACANT - Residential Lot	T-182022-23	740
	T-190257-72	5,032
	T-194330-31	6,509
		13,721

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Minuyan (Bitungol), Norzagaray, Bulacan	T-31444 P	399
BITUNGOL REPEATER STATION	(T-25754)	
National Road, Tagaytay City, Cavite	T-27818	6,000
TAGAYTAY EXTENSION OFFICE W/ REPEATER STATION		
Bgy. Tejero, Rosario, Cavite	T-462673	2,373
ROSARIO BRANCH OFFICE		
P. Burgos Avenue, San Roque, Cavite City	T-11341	284
CAVITE EXTENSION OFFICE		
Aguinaldo Highway, Bacoor, Cavite	T-37535	1,995
BACOOR BRANCH OFFICE		
Bgy. Pala-Pala, Dasmariñas, Cavite	322307	45,100
CAVITE DISTRICT & STOCKYARD		
(occupied by Miescor)		
Bgy. Wawa, Rosario, Cavite - Site II	T-17574	14,529
- Site I	T-17614	7,962
VACANT		22,491
Bgy. Bayang Luma, Imus, Cavite	T-250508	179
FORMER IMUS PAYMENT OFFICE	T-250507	646
		825
Aguinaldo Highway, Bgy. Abubot, Dasmariñas, Cavite	T-205045	32,857
DASMARIÑAS BRANCH/CAVITE SECTOR	T-224776	748
		33,605
M. Paulino St., San Pablo City, Laguna	T-2790	900
FORMER SAN PABLO BRANCH OFFICE		
Poblacion, San Pedro, Laguna	T-26725	363
SAN PEDRO BRANCH OFFICE	T-26724	854
		1,217
Bgy. Dita, Sta. Rosa, Laguna	T-50015	31,854
(STA. ROSA DISTRICT)	T-50016	31,373
SOUTH OPERATING CENTER		63,227
Bgy. Tagapo, Sta. Rosa, Laguna	T-5233	1,354
STA. ROSA I SUBSTATION		
Bgy. Real, Calamba, Laguna	T-86944	2,065
CALAMBA BRANCH OFFICE		
Poblacion, Sta. Cruz, Laguna	T-144099	1,822
STA. CRUZ EXTENSION OFFICE		

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2002

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Mayapa, Calamba, Laguna	T-87985	8,993
CANLUBANG SUBSTATION		
Bgy. Tagapo, Sta. Rosa, Laguna	T-257314	21,629
STA. ROSA POLE STOCKYARD		
Bgy. San Ignacio, San Pablo City, Laguna	T-39355	30,681
SAN PABLO SECTOR & BRANCH OFFICE	T-42824	27,263
		57,944
Bgy. Mationa, Tayabas, Quezon	T-261719	11,000
TAYABAS SUBSTATION		
Quezon Ave., Bgy. Gulang-Gulang, Lucena City	24971	1,000
LUCENA BRANCH OFFICE		
Mt. Imok, San Pablo City	O-560	1,000
MERALCO RADIO STATION - SITE II		
Bgy. Pallocan, Kanluran, Batangas City	T-41023	2,728
BATANGAS BRANCH OFFICE		
San Pascual, Batangas	27192	33
VACANT	27193	163
	27194	422
	27227	365
	27189	740
	27190	1,005
	27191	156
		2,884
Laurel, Talisay, Batangas	T-48582	939
(Payment of CISI to Meralco)	T-48584	1,014
		1,953

PREPARED BY: R. A. DE CASTRO / J. J. GONSALVES

REVIEWED BY: C. A. ZAPANTA

NOTED BY: A. R. VALERA

Item 3. Legal Proceedings

RATE/UBUNDLING CASES

On April 14, 2000, Manila Electric Company (MERALCO) filed an application (ERC CASE NO. 2001-646) with the then Energy Regulatory Board (now, Energy Regulatory Commission or ERC), seeking the approval of revision of rate schedules and appraisal of properties with prayer for provisional reliefs. The application will result in an increase in basic charge of about 30 centavos per kilowatthour (P0.30/kWh).

Meanwhile, on October 30, 2001, ERC issued an Order requiring all distribution utilities to file their application for unbundled rates, hence, Meralco's application for the unbundling of rates docketed as ERC CASE NO. 2001-900. Because of the uniform filing requirement (UFR) required by the ERC in the application, Meralco's revised rate schedules reflected an increase in its Overall Average Tariff Adjustment (OATA) of P1.1228/kWh or 19.6% of its November, 2001 average overall tariff of P5.7345/kWh.

The foregoing cases were consolidated and decision thereon was rendered on March 21, 2003 whereby the ERC approved the unbundled schedule of rates of Meralco; approved Meralco's net utility plant in service at sound value of P61,649,407,957 as of December 31, 2000; ordered Meralco to discontinue charging PPA, any change in the cost of power purchased to be recovered through the generation recovery adjustment mechanism (GRAM); set the currency exchange rate adjustment at 12.41% until implementation of a new CERA; allowed the billing of P0.0168/kWh representing the missionary electrification portion of the Universal Charge; required setting up of depreciation fund each year, among others.

Meralco has sough clarification on various matters including the exact amount of rate increase that the ERC allegedly gave Meralco in said decision. Meralco may even file a motion for reconsideration of the decision if warranted.

REFUND CASE

On December 23, 1993, MERALCO filed with the ERB an application for the approval of the revision of its rate schedules and appraisal of properties, docketed therein as ERB Case No. 93-118. The application will result in an increase of P21 centavos per kilowatt-hour (kWh) in Meralco's baic distribution charge. In the application, Meralco also prayed for a provision authority to adopt and implement the rate adjustment in the average amount of P18.4 centavos per kWh. This was granted by the ERB in its Order dated January 28, 1994 subject to the condition that should it find after hearing and submission by the Commission on Audit (COA) of its report that Meralco was only entitled to a lesser increase in rates, all excess amounts collected from its customers shall either be refunded or credited to their future billings.

On February 19, 1997, the COA submitted its audit report to the ERB and recommended, in main, to: (a) disallow Meralco's income tax payments as part of operating expenses and (b) adopt the "net average investment method" (also known as "actual number of months use method") in appraising Meralco's properties.

On February 16, 1998, the ERB, taking into consideration the recommendation of COA, rendered a decision reducing the rate adjustment and ordering Meralco to refund to its customers the excess average amount of P0.167 per kilowatthour starting with Meralco's billing cycles beginning 1994.

The Court of Appeals reversed the ERB decision, hecne, the case was elevated to the Supreme Court by the ERB and oppositor Laywers Against Monopoly and Poverty (LAMP). The Supreme Court, in its decision dated November 15, 2002 reversed the Court of Appeals and directed the refund as earlier ordered by the ERB. Meralco filed a motion for reconsideration which is now pending before the Third Division of the Supreme Court.

MEDIATION ON NPC PENALTIES

Currently, there is an on-going non-binding mediation between Meralco and the National Power Corporation (NPC) relative to all issues and concerns arising from the Ten-Year Contract For Sale of Electricity between the parties. The mediation began on March 25, 2003 with the Honrable Sedfrey Ordonez and antonio del Rosario serving as mediators. Among other issues, Meralco is being billed by NPC with penalties for offtakes below contract demand and energy in the total amount of P14,660,941,083.59 as of December 2002.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

PART II – OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Common Equity and Related Stockholders Matters

(1) Market Information

The principal market where the issuer's common equity is traded is the Philippine Stock Exchange. The quarterly high and low sales prices adjusted for corresponding stock dividends for fiscal years 2001 and 2002 and for the first quarter of 2003 follow:

CLASS A			
FROM	TO	HIGH	LOW
01/01/01	03/31/01	63.00	42.00
04/01/01	06/30/01	43.50	38.00
07/01/01	09/30/01	39.00	24.25
10/01/01	12/31/01	24.50	20.75
01/01/02	03/31/02	33.50	22.50
04/01/02	06/30/02	32.00	20.00
07/01/02	09/30/02	21.00	18.25
10/01/02	12/31/02	18.75	7.50
01/01/03	03/08/03	10.00	8.30

CLASS B			
FROM	TO	HIGH	LOW
01/01/01	03/31/01	66.00	46.50
04/01/01	06/30/01	61.00	53.00
07/01/01	09/30/01	55.00	33.50
10/01/01	12/31/01	35.50	25.50
01/01/02	03/31/02	52.00	29.50
04/01/02	06/30/02	48.50	29.50
07/01/02	09/30/02	34.00	25.50
10/01/02	12/31/02	32.50	7.90
01/01/03	03/08/03	13.75	9.00

(2) Holders

As of December 31, 2002, the issuer has a total of 68,735 common equity holders. Following are the name of the top twenty (20) shareholders of each class, the number of shares held and the percentage of total shares outstanding held by each:

MANILA ELECTRIC COMPANY
List of Top 20 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name / Address	Nat	Class	Number of Shares	Percentage
1	1100123343	FIRST PHILIPPINE UNION FENOSA, INC. 4/F BENPRES BLDG., MERALCO AVE. COR. EXCHANGE ROAD, PASIG CITY	FIL	A	230,084,791.00	22.864177 %
2	1100071314	PCD NOMINEE CORPORATION 8/F MAKATI STOCK EXCH. BLDG., 6767 AYALA AVENUE, MAKATI CITY	FOR	B	205,076,745.00	20.379056 %
3	1100071307	PCD NOMINEE CORPORATION 8/F MAKATI STOCK EXCH. BLDG., 6767 AYALA AVENUE, MAKATI CITY	FIL	A	98,550,825.00	9.793274 %
				B	51,459,934.00	5.113719 %
					150,010,759.00	14.906993 %
4	1100056929	MERALCO PENSION FUND LOPEZ BLDG., MERALCO CENTER ORTIGAS AVE., PASIG, M. M.	FIL	A	59,754,540.00	5.937970 %
				B	28,793,205.00	2.861262 %
					88,547,745.00	8.799240 %
5	1100030934	FIRST PHILIPPINE HOLDINGS CORPORATION 6TH FLR., CHRONICLE BUILDING, TEKTITE ROAD COR. MERALCO AVE., PASIG CITY	FIL	A	56,412,349.00	5.605855 %
				B	241,507.00	0.023999 %
					56,653,856.00	5.629854 %
6	1100000641	REPUBLIC OF THE PHILIPPINES 2/F NORTH DAVAO MINING CORP. BLDG. 8104 GAMBOA ST., LEGASPI VILLAGE, MAKATI CITY	FIL	A	17,303,463.00	1.719494 %
				B	30,761,726.00	3.056880 %
					48,065,189.00	4.776374 %
7	1100079502	SOCIAL SECURITY SYSTEM STOCK INVESTMENT LOAN SEC., SALARY LOANS DEPT. 2/F SSS BLDG., DILIMAN, Q.C.	FIL	A	39,894,841.00	3.964463 %
8	1100052533	LAND BANK OF THE PHIL. TA #03-141 (ASSET PRIVATIZATION TRUST) ASSET PRIVATIZATION TRUST, NDBC BLDG., 8104 GAMBOA ST., LEGASPI VILLAGE, MAKATI CITY 1229	FIL	A	28,839,109.00	2.865824 %
9	1100134564	LANDBANK PHILS. FAO PCGG ITF MFI C/O CITIBANK, N.A. 11/F CITIBANK TOWER PASEO DE ROXAS, MAKATI CITY	FIL	B	23,560,472.00	2.341271 %
10	1100128210	BOARD OF ADMINISTRATOR - ESOP C/O MERALCO	FIL	A	6,364,591.00	0.632467 %
				B	4,212,216.00	0.418580 %
					10,576,807.00	1.051047 %

MANILA ELECTRIC COMPANY
List of Top 20 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name / Address	Nat	Class	Number of Shares	Percentage
11	1102388026	CITIBANK N.A. MANILA OBO CITIBANK N.A. NEW YORK ADR MANI GLOBAL SECURITIES SERVICES 11/F CITIBAK TOWER 8741 PASEO DE ROXAS, MAKATI CITY	NON	B	9,341,738.00	0.928315 %
12	1100045147	HOME DEVELOPMENT MUTUAL FUND RM. 407 4F INVESTMENT DEPT., THE ATRIUM OF MAKATI BLDG., MAKATI AVE., MAKATI CITY	FIL	A	1,168,811.00	0.116148 %
				B	1,192,497.00	0.118502 %
					2,361,308.00	0.234650 %
13	1100071377	PHILIPPINE HEALTH INSURANCE CORPORATION 8TH FLOOR, PHIL. HEART CENTER BLDG., EAST AVENUE, QUEZON CITY	FIL	A	1,731,177.00	0.172032 %
14	1100047653	INSULAR LIFE ASSURANCE COMPANY INSULAR LIFE BLDG., AYALA AVE., MAKATI, METRO MANILA	FIL	B	1,528,560.00	0.151897 %
15	1100057658	METROPOLITAN BANK & TRUST COMPANY METROBANK PLAZA, SEN. GIL J. PUYAT AVENUE, MAKATI, METRO MANILA	FIL	A	730,080.00	0.072550 %
				B	730,080.00	0.072550 %
					1,460,160.00	0.145100 %
16	1100048347	THE INSULAR LIFE ASSURANCE COMPANY, LTD. INSULAR LIFE BLDG., AYALA AVENUE, MAKATI, METRO MANILA	FIL	A	1,391,648.00	0.138292 %
17	1100117604	THE INSULAR LIFE ASSURANCE COMPANY, LTD. 6781 AYALA AVENUE, MAKATI, METRO MANILA	FIL	A	39,860.00	0.003961 %
				B	1,326,541.00	0.131822 %
					1,366,401.00	0.135783 %
18	1102404587	NARCISA NGO RM. 1702 GOLDRICH MANSION, #288 JABONEROS ST., BINONDO, MANILA	FIL	B	1,000,000.00	0.099373 %
19	1100051430	MANUEL M. LOPEZ &/OR MA. TERESA L. LOPEZ #841 HARVARD ST., WACK WACK VILLAGE, MANDALUYONG CITY	FIL	A	306,633.00	0.030471 %
				B	672,288.00	0.066807 %
					978,921.00	0.097278 %
20	1100006986	ABACUS CAPITAL & INVESTMENT CORPORATION 30/FLOOR TEKTITE TOWER, EXCHANGE ROAD, ORTIGAS CENTER, PASIG CITY	FIL	A	9,800.00	0.000974 %
				B	935,603.00	0.092974 %
					945,403.00	0.093947 %

(3) Dividends

There were no cash dividends declared by the issuer in favor of Class A and Class B shares for the two (2) most recent years ended December 31, 2001 and 2002.

The issuer's loan agreements contain restrictions with respect to, among others, payments of dividends subject to certain conditions. Said agreements provide that Meralco shall not declare or pay any dividends (other than dividends on preferred shares or stock dividends) which in respect to Class "A" and Class "B" of its common shares would exceed 80% of Meralco's net income after taxes during the preceding financial year and reduce its debt-to-equity ratio to less than 75:25.

(4) Recent Sales of Unregistered Securities

Furnish the following information as to all securities of the registrant sold by it within the past three (3) years which were not registered under the Code, include sales of reacquired securities, as well as new issues, securities issued in exchange for property, services or other securities, and new securities, resulting from the modification of outstanding securities. Indicate whether the issuer received written confirmation from the Commission under SRC Rule 10.1 that such exemptive relief from registration was available and, if so, the date such confirmation was issued:

Not applicable

Item 7. Financial Statements

The consolidated financial statements and supplementary schedules, Exhibit 1, are filed as part of this Form 17-A.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

There are no changes in and disagreements with accountants on accounting and financial disclosures.

Item 6. Management's Discussion and Analysis or Plan of Operation

PART III FINANCIAL INFORMATION
(Per "Annex C" SRC Rule 12)

(A) Management's Discussion and Analysis (MD&A) or Plan of Operation

(1) Plan of Operation - Not applicable

(2) Management's Discussion and Analysis

(a) Full fiscal years

2 0 0 2

The pressures of the deeply troubled economy continued to be felt by your Company in 2002. For the first time since 1985, your Company suffered a net loss of ₱2.0 billion brought about by the lower revenues due to the minimal sales volume growth of .6% and the ERC's decision on December 19, 2002 allowing the Parent Company to collect unbilled PPAs of only ₱7.2 billion out of the ₱9.3 billion. The devaluation of the peso increased foreign debt service costs which, compounded by prohibitive local interest rates, swept away our margins.

The Electric Power Industry Reform Act of 2001 or Republic Act 9136 took effect on June 26, 2001. The law restructures and deregulates the electric power industry, ending Meralco's monopoly in electricity supply in its franchise. Republic Act 9136 seeks to introduce competition in the sale of electricity to end-users by giving customers choices in terms of their retail supplier. Meralco's management believes that RA 9136 will be positive for Meralco primarily because it is likely to result in decreased purchased power costs, and consequently, decreased electricity rates thereby stimulating demand.

As mandated by Section 36 of Republic Act 9136 or the Electric Power Industry Reform Act of 2001, Meralco together with 138 other utilities nationwide, filed an application to unbundle its rates on December 26, 2001. The application followed Uniform Filing requirements for all electric utilities, including the submission of cost service figures (audited 2000 financial statements, appraisal of assets, weighted average cost of capital) computed according to the format and parameters specified by the Energy Regulatory Commission. The rate unbundling application has been subjected to a thorough evaluation and hearing process at the ERC.

On June 17, 2002, the ERC issued an Order consolidating the Parent Company's P0.30 rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application are deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated rate petitions. According to the Decision, the ERC granted the Parent Company an Overall Tariff Adjustment (OATA) of P0.054 per kwh. In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by th ERC will not result in the OATA mentioned by the Decision. On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC.

Meralco's last increase in its **Basic Distribution Charge** was in February 1994 or **nine** years ago. The increases in customers' bills through the years were due mainly to increases in Purchased Power Cost or PPC (from Napocor and other suppliers) which is revenue neutral to Meralco. From the average of P1.87/kwh in 1993, Purchased Power Cost has escalated to P3.89/kwh in 2002.

Meralco stepped two notches higher by garnering fifth place in the "Best Investor Relations" category of *Asiamoney's* 11th annual best managed companies poll. The company also earned berths in the categories "Best Access to Senior Management and Best Communications with Shareholders/Investors" where it placed fourth and fifth respectively for our year 2002 operations.

- Meralco posted a consolidated net loss for the year amounting to ₱2.02 billion compared to a net income last year at ₱1.48 billion due mainly to several major factors to wit:
  - ✓ Minimal volume sales growth of 0.6% due to economic slowdown
  - ✓ Uncollectible deferred PPA per ERC decision last December 19, 2002

- Kilowatthour sales increased by almost flat 0.6 percent from the previous year's level. Consolidated operating revenues decreased by 6.7% to ₱123.8 billion while we held down also our other operations and maintenance expenses to ₱10.7 billion, an increase of only 3.8 percent over 2001. As a result, your Company's operating income decreased by 2.7 percent from ₱3.6 billion to ₱3.5 billion.

- Consolidated operating expenses decreased by 6.8% to ₱120.4 billion in 2002 from ₱129.1 billion in 2001. Purchased power cost decreased by 7.2% from ₱106.3 billion in 2001 to ₱98.6 billion in 2002 due to the ERC's order to defer billing of PPA effective May 2002 and the reduction of NPC's basic charge as ordered by President Gloria Macapagal Arroyo also on May 2002.

- Consolidated operations and maintenance expenses for the same period grew by a minimal 5.0% from ₱10.2 billion in 2001 to ₱10.7 billion in 2002 due primarily to the continued deterioration of peso and higher cost of contracted services and other related expenses.

- Consolidated depreciation and amortization charges increased by ₱156 million, or 3.1%, to ₱5.2 billion mainly as a result of the continued significant expansion and upgrading of electric distribution system. In addition, the increase also reflected additional depreciation expenses related to various utility plant equipment and others placed in service and the booking of appraisal for the year.

- Consolidated net interest and other financial charges increased by 16.8% from ₱3.3 billion in 2001 to ₱3.8 billion in 2002. Principal payments on long-term debt amounted to ₱1.5 billion in 2001 and ₱1.9 billion in 2002. The continuing decline in the value of the peso also negatively affected interest payments on both local and foreign loans.

- Proceeds from new long-term loans with various multilateral and bilateral institutions of the Parent Company totaled ₱45 million in 2002 as compared to ₱600 million in 2001, which were used for system upgrading and plant expansion projects.

- Capital expenditures of the Parent Company in 2002 was ₱6.5 billion, 10.1% lower than the 2001 level of ₱7.2 billion. The Company limited capital expenditures due to its budget constraints, wherein capital projects were prioritized according to importance.

- Cash dividends paid out to preferred stockholders amounted to ₱74 million for the year 2002 as compared to ₱73.6 billion in the same period of 2001.

- Retained Earnings as of end of 2002 amounted to ₱26.86 billion, a slight decrease of 3.9% over 2001's level of ₱27.95 billion. This could be attributed to the net loss incurred during the year under review. The amount includes appropriations of ₱12.6 billion for 2002 and 2001.

- Basic Earnings Per Common Share (excluding depreciation on appraisal increase) for the period under review decreased by 143.1% from ₱2.55 in 2001 to (₱1.10) in 2002.

- Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Parent Company decreased by 7.5%, from ₱10.8 billion in 2001 to ₱10.0 in 2002, due to lower revenues recorded for the period brought about by the Energy Regulatory Commission ruling on PPA collection and lower volume sales.

  (i) Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.
  (i.a) Pending Case with the Supreme Court (See notes to financial statements – pages 1 - 4)

  (i.b) Franchise Renewal (See notes to financial statements - page 4) (i.c) Pending Rate Applications with Energy Regulatory Commission (See notes to financial statements – page 4)

(i.d) Philippine and Regional Economic Conditions. The Asian economic crisis has adversely affected all major countries in Asia, including the Philippines. The Company's Currency Exchange Rate Adjustment mechanisms have allowed the Company to pass on to its customers increases in its purchased power costs and some of the effects of the Peso depreciation (but not increased interest charges).

(i.e) Power Rate Structure, Regulation and System Losses. The Company's rate structure is the most significant determinant of its operating results Meralco's rates to its customers are composed of the Basic Charge, the Purchased Power Adjustment (the "PPA") and the Currency Exchange Rate Adjustment (the "CERA"). The Basic Charge incorporates Meralco's purchased power costs from NPC and other suppliers and the distribution cost (which is the cost of operating and maintaining Meralco's electric distribution system as well as all other costs related to the rendering of service to its customers). The Basic Charge for each customer class is a fixed amount and is not subject to monthly fluctuations.

Although the Company's RORB fell from 7.1% in 1998 to 5.6% in 1999 under the Charter Formula, it did not apply for a rate increase in 1998 as the Company did not want to unduly burden its customers during the Asian economic crisis. The Company applied only last April 14, 2000 and on March 20, 2003, the ERC promulgated its Decision on the consolidated rate petitions granting the Parent Company an Overall Average Tariff Adjustment (OATA) of P0.054 per kwh, compared to Meralco's February 2003 effective selling price of P5.4040 per kwh, not including adjustments due to the Currency Exchange Rate Adjustment (CERA) and the franchise tax.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 decision principally by: allowing the recovery of income tax as a reasonable cost, or, in the alternative, applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company;

- Allowing the recovery of income tax as a reasonable cost, or, in the alternative, applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company;
- Allowing purchased power as part of two months working capital;
- Increasing the 9.5% system loss cap by 1.11%, which corresponds to sub-transmission losses, and company use allowance from 0.25% to 0.40%; recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others.

System loss deteriorated from 10.39 percent in 2001 to 10.85 percent in 2002. Philippine law limits Meralco's ability to pass on system loss to its customers. While Meralco's system loss was above the legal limit in each of 2001 and 2002, it remained 1.35 percent above the legal limit for 2002. The legal limit for 2001 – 2002 is 9.5%.

(i.d) Exchange Rates. Substantially all of the Company's long-term debt is denominated in U. S dollars and other foreign currencies. Accordingly, the further devaluation of the peso has resulted in a substantial increase in the Company's outstanding debt and debt service costs as reported in pesos in the financial statements. The Company recovers increases in its principal repayments of foreign currency denominated debt beyond the ERB approved base exchange rate of ₱27.772 to US$1.00 (but not increases in interest charges) due to peso depreciation pursuant to CERA. The foreign exchange loss associated with interest payments is reflected in the Company's financial statements under "interest and other financial charges". In addition, a substantial portion of the Company's capital expenditure has been, and is expected to continue to be, denominated in foreign currencies. In March 2000, the Accounting Standards Council issued Exposure Draft (ED) No. 37, "The Effects of Changes in Foreign Exchange Rates (revised)," which will eliminate the deferral of foreign exchange differentials but will allow the capitalization of foreign exchange differentials only under modified conditions effective January 2002. The Company's practice has been to capitalize foreign exchange losses arising from foreign currency denominated loans. Management believes that adoption of ED No. 37 will not have a material effect on the Company's financial position, results of operations and cash flow since the ERC has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERAII.

(i.e) Electricity Supply.

- Meralco is highly dependent on NPC for power. Currently, the Company purchases approximately 64.7% of its requirements from NPC and 35.3% from various IPP's for the year 2002. Meralco's 10-year power purchase agreement with NPC expires in November 2004. The agreement provides that NPC is committed to sell and deliver electric power to Meralco, which is in turn committed to purchase this power from NPC, subject to the terms and conditions specified in the contract. However, as early as September, 2001, the Company already wrote National Power Corporation of its intention to enter into a transition supply contract (TSC), to replace the existing power supply agreement as provided for by RA 9136 (Electric Power Industry Reform Act). As of this writing, the parties concerned are still threshing out details of the proposed TSC at the negotiating table.

❖ Contracts with other IPPs

FGPC and FGP Corporation

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas fired power plants) so that gas landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc. as the developer of the entire 1,500MW capacity. On March 14, 1995 and January 9, 1997, the Parent Company entered into a a purchased power agreements with independent power producers (IPP) FGPC and FGP Corp.

Quezon Power (Philippines) Limited Co. (QPPL)

The Parent Company entered into an Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and consitions specified therein. The agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

(i.f) Republic Act 9136. The Electric Power Industry Reform Act of 2001 or Republic Act 9136 took effect on June 26, 2001. The law restructures and deregulates the electric power industry, ending Meralco's monopoly in electricity supply in its franchise. RA 9136 seeks to introduce competition in the sale of electricity to end-users by giving customers choices in terms of their retail supplier. In the next three years, the power industry will undergo major changes brought about by RA 9136 or the Power Reform Law. Some salient features of the law are (a) reduction of 30 centavos per kilowatthour which will be reflected in the August 2001 electric bill (b) unbundle billings to be done within six months from the law's effectivity (c) give gradual relief to customers burdened by subsidies over a three year period and (d) charge a lifeline rate (below cost) to marginalized end-users, at a level to be determined by the Energy Regulatory Commission. Meralco's management believes that RA 9136 will be positive for Meralco primarily because it is likely to result in decreased purchased power costs, and consequently, decreased electricity rates, thereby stimulating demand.

(i.g) Liquidity and Capital Resources. To date, the Parent Company has met its capital expenditure requirements primarily from cash flow from operations, and proceeds of long-term borrowings that are primarily foreign-currency denominated. Parent company's total long-term debt as of December 31, 2002 (including the current portion) was ₱26.5 billion, of which ₱3.54 billion was denominated in pesos and the equivalent of ₱22.97 billion of which was denominated in foreign currencies, primarily U.S. dollars. The Company anticipates that capital expenditure will be the most significant use of funds for the next several years.

As of December 31, 2002, 77.9% of the Company's consolidated long-term debt (including the current portion thereof) was denominated in currencies other than pesos. The company incurred such foreign currency debt in the past principally due to the limited availability and high cost of long-term Peso-denominated financing. The Company intends to continue raising substantial amounts of capital through long-term foreign currency borrowings. Due to the considerable amount of the Company's long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect its liquidity due to the effect of such changes on the amount of funds required to make interest and principal payments on foreign currency-denominated debt.

Meralco had consolidated negative working capital of ₱6.7 billion and ₱409 Million as of December 31, 2002 and December 31, 2001, respectively. In December 31, 2002, the Company experienced a consolidated net increase in cash and cash equivalents of ₱6.8 billion. Cash flows from operating and financing activities as of December 31, 2002 and 2001 amounted to ₱12.4 billion and ₱5.1 billion, respectively. Increased payables and other liabilities by ₱2.3 billion have also required increased amounts of cash from operating activities in December 2002. The increase in cash and cash equivalents was attributed to the reduced capex of the Parent Company and lower long-term maturities paid during the year. Net cash used in investing activities totaled ₱5.4 billion in 2002 as compared to ₱11.2 billion in 2001, including the amount spent for consolidated capital expenditure of ₱7.0 billion.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and borrowings from financial institutions. Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements.

(i.h) Customers' Deposits. A new customer is required to make two deposits with Meralco. The first deposit secures payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. The second deposit covers 50% of the cost of the metering equipment. Both deposits are due within 30 days from contract signing, and are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. In 1995, the then Energy Regulatory Board amended the 1941 Standard Rules and Regulations governing electric utilities by providing, among other terms, that the deposits bear interest at 10% per annum instead of the original 6% per annum. The Company has contested, among other provisions, the increase in interest rate and continues to refund deposits at 6% per annum, but has made provisions for the differential of 4% starting May 1998.

(See notes to financial statements "Note 18 – Customers Deposits" for additional information)

(i.i) Rate Unbundling. The Joint Congressional Power Commission (JCPC) on February 18, 2001 stamped its final approval on the Implementing Rules and Regulations (IRR) of the Electric Power Industry Reform Act of 2001 or Republic Act 9136. Earlier, the provisionally approved version of the IRR addressed three main Meralco concerns, to wit:

- Extension of market share caps over sectors other than generation.
- The review criteria for distributors' IPP contracts.
- Replacement of the current 10-year power supply agreement with the National Power Corporation with a transition supply contract.

On December 26, 2001, Meralco filed an application to unbundle its rates as mandated by Section 36 of Republic Act 9136.

The application was filed in accordance with ERC Order on October 31, 2001 which prescribed uniform filing requirements for all distribution utilities. This included the submission of cost service figures (i.e. audited 2000 financial statements, appraisal of assets, weighted average cost of capital) computed according to the format and parameters specified by the ERC. The updated cost of service figures as basis of the proposed unbundled rate schedules.

Docketed as ERC Case No. 2001-900, the Meralco proposal unbundled the rates into:

a. Generation/Transmission Charge (pending the approval of NPC's own unbundling petition).
b. Distribution Charge

c. Metering Charge
d. Supply Charge
e. Universal Charge (details the amount of interclass subsidies received or provided by each rate class).

The filed application also proposes a lifeline consumption level of 50 kwh and a ₱5 per kwh rate. Section 73 of RA 9136 provides for the institution of a socialized pricing mechanism for a marginalized end user, at a level of consumption and rate to be determined by the Energy Regulatory Commission (ERC). Estimates of the interclass cross-subsidies, based on updated service data cost and an adjustment of the system loss cap (the current RA 7832 cap is 9.5 percent). Section 43 (f) of RA 9136 empowers the ERC to set new caps on recoverable system losses, considering load density, sales mix and delivery voltage and other technical parameters.

The ERC issued its Decision on March 20, 2003 on the consolidated rate petitions. According to the Decision, the ERC granted the Parent Company an Overall Average Tariff Adjustments (OATA) of P0.054 per kwh, compared to Meralco's February 2003 effective selling price of P5.4040 per kwh, not including adjustments due to the Currency Exchange Adjustment (CERA) and the franchise tax. In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 decision principally by: (a.1) allowing the recovery of income tax as a reasonable cost or, in the alternative, applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (a.2) allowing purchased power as part of two months working capital; (a.3) increasing the 9.5% system loss cap by 1.11% which corresponds to sub-transmission losses, and company use allowance from 0.25% to 0.40%; recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others.

(i.j) Recent Corporate Developments.

(1) Franchise Renewal

The Senate approved on second reading on March 17, 2003 a consolidated 25-year franchise for Meralco. House Bill No. 4451, an act granting the country's largest power distributor a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to end-users in Metro Manila and nearby provinces, was approved without revision. Under RA 9136, Congress has the exclusive power to grant electric distribution franchises, repealing Sec. 43 of the Presidential Decree 269, which delegated franchising powers to the National Electrification Commission.

Since the bill is not a Malacanang-certified measure, its third and final reading approval is expected on March 20, 2003. Meralco's franchise in Metro Manila will expire on March 23. Others have lapsed and two others will expire later this year and early 2004. Senator Arroyo, in sponsoring the franchise application in October last year, said Congress has no other alternative but to approve the franchise since no firm has come forward to provide distribution services to 70% of the Luzon grid.

The Senate Bill – adopting the version endorsed by the House of Representatives – calls for the consolidation of Meralco's 50 existing franchises under a single "mega-franchise". This "collection of franchises" involves the right to retail electricity to more than three million commercial, industrial and residential customers in Metro Manila, Bulacan, Laguna, Cavite, Pampanga, Batangas and Quezon

(See notes to financial statements – "Note 1.c")

(2) Meralco recently signed a US$30 million Master Credit Agreement with Credit Lyonnais. The loan facility will provide long-term fixed interest rate funding for Meralco's purchases of equipment and services from OECD countries. It will also diversify Meralco's funding sources as it will enable the company to tap the guarantee of export credit agencies.

(3) Pending Rate Applications with ERC

On March 20, 2003, the Energy Regulatory Commission (ERC) has approved a ₱0.054 centavos per kilowatthour (kwh) overall average tariff increase on the Meralco's unbundled electricity rate. This is way below the ₱1.12 per kwh unbundling rate petition filed on December 26, 2001. The approved unbundling rate excludes the ₱0.0875 centavos per kwh increase also to be imposed by Meralco on its customers to recover its deferred purchased power adjustment (PPA). The deferred PPA, amounting to a total of ₱5.7 billion, will be recovered by Meralco within three years.

The components of unbundled rate are generation charge, transmission charge, line loss charge, distribution, supply, metering (which are retail customer and supply metering charges); inter-class subsidy and subsidy on lifeline rates; Power Act Reduction charge, currency exchange rate adjustment (CERA); universal charge, and franchise tax.

(See notes to financial statements – "Note 1.d")

(4) Pending Case with the Supreme Court

See notes to financial statements – "Note 1.b")

(ii) Any material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;

The Company has an approved capital expenditure budget of P6.7 billion for the year 2003. However, due to financial constraints the Company is facing, the amount could be trimmed down to P4.5 billion. Funding of capital expenditures will be sourced primarily from internally generated cash flow, availments from an existing credit lines and borrowings from local and foreign financial institutions.

(iii) Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

- Pending Rate Applications with ERC

On March 20, 2003, the Energy Regulatory Commission (ERC) has approved a ₱0.054 centavos per kilowatthour (kwh) overall average tariff increase on the Meralco's unbundled electricity rate. This is way below the ₱1.12 per kwh unbundling rate petition filed on December 26, 2001. The approved unbundling rate excludes the ₱0.0875 centavos per kwh increase also to be imposed by Meralco on its customers to recover its deferred purchased power adjustment (PPA). The deferred PPA, amounting to a total of ₱5.7 billion, will be recovered by Meralco within three years.

(See notes to financial statements – "Note 1.d")

- Pending Case with the Supreme Court

On February 16, 1998, the then ERB, in ERB Case No. 93-118, rendered a decision ordering the Parent Company to refund its customers P0.167 per kilowatthour starting with the Parent Company's billing cycles beginning February 1994 until its billing cycles February 1998, or correspondingly credit the same, in favor of the customers, against their future consumption. The then ERB's decision superseded and modified the provisional relief of P0.184 per kilowatthour that the then ERB granted to Parent Company on January 28, 1994.

The then ERB claimed that the Parent Company had exceeded the maximum allowable rate of return on rate base (RORB) of 12%. In computing for the Parent Company's rate of return, the then ERB disallowed , among others, income tax as a part of the operating expenses and computed for the rate base using a method opposed to the average method practiced by the Parent Company. The Parent Company questioned the then ERB's decision through a Petition for Review before the Court of Appeals (CA). On February 26, 1999, the CA rendered a decision setting aside aforementioned then ERB decision insofar as it directed the Parent Company to reduce its rates and effect a refund to its customers. The CA likewise denied a motion for reconsideration filed by the then ERB.

On November 15, 2002, the Third Division of the Supreme Court (SC) rendered a decision reversing the CA decision; correlatively, the SC decision affirmed the then ERB's directive that the Parent Company refund its customers P0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 or correspondingly credit the same against future consumption. The SC sustained the then ERB's disallowance of income tax as an operating expense and the method of computing the rate base, which results in the Parent Company exceeding the maximum allowed rate of return of 12%.

On December 5, 2002, the Parent Company filed a Motion for Reconsideration with SC based on the above grounds.

The Parent Company received on December 27, 2002 a copy of a "Motion for Admission of Study on Income Tax as Operating Expenses in Determining the Rate of Return on Rate Base of Public Utilities," with the study attached, which Atty. Antonio M. Meer, a former practitioner in the field of Public Service Law, filed with the SC. The Study, together with a sequel thereof, which was likewise filed with the SC, confirmed the position of the Parent Company that income tax should be considered as an expense for rate computation.

On January 27, 2003, the Parent Company filed with the SC a motion seeking the referral of the case to the Supreme Court *en banc*. The motion was denied by the SC in a resolution which the Parent Company received on March 17, 2003. The Parent Company filed a Motion for Reconsideration of this resolution on April 1, 2003. (SC) rendered a decision reversing the CA decision; correlatively

➢ Significant Contracts and Commitments

a. National Power Corporation (NPC)

The Parent Company entered into a 10-year contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on

November 21, 1994. One of the provisions of RA9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utiities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

(See notes to financial statements "Note 26")

b. National Transmission Company (TRANSCO)

Pursuant to Section 8 of RA 9136, TRANSCO was created and assumed the electrical transmission function of NPC.

Total billings from TRANSCO for 2002 amounted to P4.6 billion representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled charges.

c. FGPC, FGP and QPPL

(See notes to financial statements "Note 26.c&d")

(iv) There are no significant elements of income or loss not arising from continuing operations.

(v) Not applicable.

(vi) There has not been any seasonal aspects that have had a material effect on the financial condition or results of the Company's operations.

2 0 0 1

The results of our 2001 operations reflect the especially trying year we went through. Despite the uncertainties of a global economic downturn and the disasters which dampened enthusiasm and optimism, Meralco still vigorously pursued its system expansion and rehabilitation programs. As of this writing, Meralco's petition for rate increase filed on April 14, 2000 is still pending with the Energy Regulatory Commission (ERC), (formerly Energy Regulatory Board).

With the passage of the Electric Power Industry Reform Act in June 2001, the Energy Regulatory Board was disbanded and the Energy Regulatory Commission (ERC) was appointed as regulator of the Philippine electric utility industry. One issue for the ERC will be the resolution of Meralco's April 2000 request for a 30 centavo per kilowatthour (kWh) rate increase. The ERC is currently reviewing Meralco's application in light of recent changes in the electric utility industry but has not indicated a timeframe for finalization of the review. The last time a rate increase was granted to Meralco was in 1994. The *Finance Asia Magazine* cited Meralco as one of the best in the areas of investor relations for our year 2000 operations.

- Consolidated net income for the year went down by 40.5% to ₱1.5 billion from ₱2.5 billion in 2000 due to unrecovered cost of purchased power above the system loss cap, higher depreciation cost, higher interest expenses and higher operations and maintenance expenses.

- Kilowatthour sales increased by a modest 3.7 percent from the previous year's level. Consolidated operating revenues amounted to ₱132.7 billion, representing a 24.3% increase compared to 2000's ₱106.8 billion. Operating revenues of the Parent Company grew by 24.8% from ₱103.7 billion in 2000 to ₱129.4 billion in 2001. This was due to the passed on increases in cost of power purchased from National Power Corporation (NPC) and other suppliers, complemented by the 3.7 percent kwh sales growth.

- Consolidated operating expenses rose by 25.5% to ₱129.1 billion in 2001 from ₱102.9 billion in 2000. Purchased power cost increased by 28.5% from ₱82.7 billion in 2000 to ₱106.3 billion in 2001 due to the 23.8% increase in the average price of NPC and other suppliers.

- Consolidated operations and maintenance expenses for the same period also grew by 21.3% from ₱8.6 billion in 2000 to ₱10.4 billion in 2001 due primarily to higher costs of salaries and contracted services.

- Consolidated depreciation and amortization charges increased by P689 million, or 15.8%, to ₱5.1 billion mainly as a result of the continued significant expansion and upgrading of electric distribution system. In addition, the increase also reflected additional depreciation expenses related to various utlity plant equipment and others placed in service and the booking of appraisal for the year.

- Consolidated net interest expense increased by 60.5% from ₱2.0 billion in 2000 to ₱3.3 billion in 2001. Principal payments on long-term debt amounted to ₱7.2 billion in 2000 and ₱1.5 billion in 2001.

- Proceeds from new long-term loans with various multilateral and bilateral institutions of the Parent Company totaled ₱600 million in 2001, which were used for system upgrading and plant expansion projects.

- Capital expenditures of the Parent Company in 2001 was ₱7.2 billion, 34.3% higher than the 2000 level of ₱5.4 billion. Of this amount, ₱5.9 billion was spent for electric capital projects.

- Cash dividends paid out to common and preferred stockholders amounted to ₱73.6 million for the year 2001 as compared to ₱1.12 billion in the same period of 2000.

- Retained Earnings as of end of 2001 amounted to P28.0 billion, an increase of 10.1% over 2000's level of ₱25.4 billion. The amount includes appropriations of ₱12.6 billion for 2001 and ₱6.0 billion for 2000.

- Basic Earnings Per Common Share (excluding depreciation on appraisal increase) for the period under review decreased by 27.4% from ₱3.51 in 2000 to ₱2.55 in 2001.

- Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Parent Company slightly increased by 2.7%, from ₱10.54 billion in 2000 to ₱10.82 in 2001, due to higher revenues recorded for the period.

I. The overbilling case previously dismissed by the Court of Appeals in favor of Meralco had been elevated by the Energy Regulatory Board to the Supreme Court.

(vii) Funding of capital expenditures will be sourced from internally generated cash flow, availments from an existing credit lines and borrowings from local and foreign financial institutions.

(viii) The Company has an approved capital expenditure budget of ₱6.9 billion for the year 2002, the funding of which will come from internal cash generation, working capital and ESOP collections.

(ix) See I, above.

(x) There are no significant elements of income or loss not arising from continuing operations.

(xi) Not applicable.

(xii) There has not been any seasonal aspects that have had a material effect on the financial condition or results of the Company's operations.

As of December 31, 2001, 78.3% of the Company's consolidated long-term debt (including the current portion thereof) was denominated in currencies other than pesos. The company incurred such foreign currency debt in the past principally due to the limited availability and high cost of long-term Peso-denominated financing. The Company intends to continue raising substantial amounts of capital through long-term foreign currency borrowings. Due to the considerable amount of the Company's long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect its liquidity due to the effect of such changes on the amount of funds required to make interest and principal payments on foreign currency-denominated debt.

Meralco had consolidated working capital of ₱409 million and ₱5.4 billion as of December 31, 2001 and December 31, 2000, respectively. In December 31, 2001, the Company experienced a net decrease in cash and cash equivalents of ₱2.4 billion. Cash flows from operating activities amounted to ₱5.1 billion and ₱5.3 billion, respectively for the years 2001 & 2000. Increased receivables by ₱4.7 billion have also required increased amounts of cash from operating activities in December 2001. The increase was attributed to the higher sales volume growth and the improved collection period of 21 days in December 2001 as against 22 days in December 2000. Net cash used in investing activities totaled ₱11.2 billion, including the amount spent for capital expenditure of ₱8.2 billion.

Customers' Deposits

The balance of consolidated customers' deposits account as of December 31, 2001 are as follows:

	(in million pesos)
Meter and service deposits – net of current portion	7,866
Meter and service deposits - current	688
Interest on customers' deposits–net of current portion	3,802
Interest on customers' deposits - current	31
Advance payment received from a customer – net of current portion	804
Current portion of advance payment received from a customer	799

Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided that the metering equipment is returned in good condition and all account in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund can also be made upon the customer's request.

Meters and service deposits earn interest at 6% per annum. In 1995, the then ERB amended the provisions of the standard rules and regulations governing electric utilities, which includes, among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company has contested, among other provisions, the increase in the interest rate. While the case is still pending with the Court of Appeals, the Parent Company has been accruing interest based on 10%.

Advance payment received from a major industrial customer (referred to as "customer") represents advance payment for the customers' expected future electrical requirements for the next three years starting February 2001. Settlement of the customer's actual electric bill is done on a monthly basis wherein either party remits the difference from the pre-agreed credit in US$, until termination of the agreement.

In the event of pre-termination by either party, the Parent Company shall refund the unused portion of the advance payment in US$ calculated by marking to market the outstanding cash flows based on the pre-agreed benchmark rates.

2 0 0 0

The millennium year 2000 was one of the most challenging period for Meralco. As of this writing, Meralco's petition for rate increase filed on April 14, 2000 is still pending with the Energy Regulatory Board (ERB). The last time a rate increase was granted to Meralco was in 1994. *The Far Eastern Economic Review* ranked Meralco among the top ten corporations of the country for our year 2000 operations. This is the third time in its annual review that Meralco was cited among the best. In addition, *Finance Asia*, a business publication recognized Meralco among the best managed companies in the country for the same period. Our Company was cited in the areas of investor relations, strong commitment to enhancing shareholder value and the pursuit of an e-commerce strategy.

- Consolidated net income for the year went down by 24.8% to ₱2.5 billion from ₱3.3 billion in 1999 due to unrecovered cost of purchased power above the system loss cap, higher depreciation cost and higher operations and maintenance expenses.

- Consolidated operating revenues amounted to ₱106.6 billion, representing a 20.9% increase compared to 1999's ₱88.2 billion. Operating revenues of the Parent Company grew by 22.8% from ₱84.4 billion in 1999 to ₱103.7 billion in 2000. The increase in revenues is attributable primarily by the higher consumption levels of all sectors and increase in purchased power rates.

- Consolidated operating expenses rose by 23.5% to ₱102.8 billion in 2000 from ₱83.3 billion in 1999. Purchased power cost increased by 27.0% from ₱65.2 billion in 1999 to ₱82.7 billion in 2000 due to the 18.9% increase in the average price of NPC and other suppliers.

- Consolidated operations and maintenance expenses for the same period also grew by 22.4% from ₱7.0 billion in 1999 to ₱8.6 billion in 2000 due primarily to the effects of inflation which were offset by continuing productivity and customer service improvement measures.

- Depreciation and amortization expenses slightly increased as the Company's assets were restated to a more reasonable current appraised value. Total depreciation and amortization expenses increased by 9.3% from ₱4.0 billion in 1999 to ₱4.4 billion in 2000.

- Consolidated net interest expense increased by 40.6% from ₱1.46 billion in 1999 to ₱2.05 billion in 2000. Principal payments on long-term debt amounted to ₱793.9 million in 1999 and ₱7.2 billion in 2000, respectively.

- Proceeds from new long-term loans with various multilateral and bilateral institutions totaled ₱14.1 billion in 2000, of which ₱4.9 billion was a refinancing loan. These were used for system upgrading and plant expansion projects.

- Capital expenditures of the Parent Company during the year 2000 amounted to ₱5.4 billion, 17.6% lower than the 1999 level of ₱6.5 billion.

- Cash dividends paid out to common and preferred stockholders amounted to ₱1.12 billion for the year 2000 as compared to ₱2.16 billion in the same period of 1999.

- Retained Earnings as of end of 2000 amounted to P25.4 billion, an increase of 3.3% over 1999's level of P24.6 billion. Both amounts are inclusive of P6.0 billion appropriations.

I. The overbilling case previously dismissed by the Court of Appeals in favor of Meralco had been elevated by the Energy Regulatory Board to the Supreme Court.

(xiii) Funding of capital expenditures will be sourced from internally generated cash flow, availments from an existing credit lines and borrowings from local and foreign financial institutions.

(xiv) The Company has an approved capital expenditure budget of P8.2 billion for the year 2001, the funding of which will come from internal cash generation, working capital and ESOP collections.

(xv) See I, above.

(xvi) There are no significant elements of income or loss not arising from continuing operations.

(xvii) Not applicable.

(xviii) There has not been any seasonal aspects that have had a material effect on the financial condition or results of the Company's operations.

As of December 31, 2000, 88.67% of the Company's long-term debt (including the current portion thereof) was denominated in currencies other than pesos. The company incurred such foreign currency debt in the past principally due to the limited availability and high cost of long-term Peso-denominated financing. The Company intends to continue raising substantial amounts of capital through long-term foreign currency borrowings. Due to the considerable amount of the Company's long-term debt denominated in foreign currencies, changes in foreign currency exchange rates significantly affect its liquidity due to the effect of such changes on the amount of funds required to make interest and principal payments on foreign currency-denominated debt.

Meralco and its subsidiaries had a consolidated working capital of ₱4.9 billion and ₱9.8 billion as of December 31, 1999 and December 31, 2000, respectively. In December 31, 2000, the Company experienced a net increase in cash and cash equivalents of ₱3.2 billion. Cash flows from operating and financing activities for the year under review amounted to ₱5.3 billion and ₱9.5 billion, respectively. Increased receivables by ₱6.8 billion have also required increased amounts of cash from operating activities in December 2000. The increase was attributed to the higher sales volume growth and the improved collection period of 23 days in December 2000 as against 25 days in December 1999. Net cash used in investing activities totaled ₱11.6 billion, including the amount spent for capital expenditure of ₱5.8 billion.

Customers' Deposits

The balance of consolidated customers' deposits as of December 31, 2000 are as follows:

	(in million pesos)
Meter and service deposits – net of current portion	7,231
Meter and service deposits - current	387
Interest on customers' deposits–net of current portion	3,097
Interest on customers' deposits - current	20

Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided that the metering equipment is returned in good condition and all account in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund can also be made upon the customer's request.

Meters and service deposits earn interest at 6% per annum. In 1995, the then ERB amended the provisions of the standard rules and regulations governing electric utilities, which includes, among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company has contested, among other provisions, the increase in the interest rate. While the case is still pending with the Court of Appeals, the Parent Company has been accruing interest based on 10%.

Section 43 of the Corporation Code "Stock corporations are prohibited from retaining surplus profits in excess of one hundred percent (100%) of their paid-in capital stock, except:"

The pertinent provision of Section 43 of the Corporation Code provides that:

Stock corporations are prohibited from retaining surplus profits in excess of one hundred percent (100%) of their paid-in capital stock except (1) when justified by definite corporate expansion projects or programs approved by the board of directors; or (2) when prohibited under any loan agreement with any financial institution or creditor, whether local or foreign, from declaring dividends without its/his consent, and such consent has not yet been secured; or (3) when it can be clearly shown that such retention is necessary under special circumstances obtaining in the corporation, such as when there is a need for special reserve for probable contingencies (underscoring ours).

- Given the delay incurred by the Company in securing a rate adjustment (ERC Case No. 2001-646) and the unbundling petition (ERC Case No. 2001-900) from the Energy Regulatory Commission which has remained pending before said regulator in spite of the Company's repeated pleas of the urgency of such rate adjustment, Meralco's management had deemed it prudent not to declare dividends or appropriate such amounts from its retained earnings to comply with the limitations set forth in Section 43 of the Corporation Code. However, on March 20 2003, the ERC promulgated its Decision on the consolidated rate petitions. According to the Decision, the ERC granted the Parent Company an Overall Average Tariff Adjustment (OATA) of P0.054 per kwh, compared to Meralco's February 2003 effective selling price of P5.4040 per kwh, not including adjustments due to the CERA and the franchise tax. On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. Up to this writing, the Company is awaiting the decision on its filed Motion for Reconsideration.

- The situation under the Company is operating in as described above, leaves management no choice but to conserve the Company's resources to mitigate the effects of any further delay in Meralco's rate adjustment petitions and ensure its continued viability.

- It is clear that present circumstances under the exception cited in Section 43 of the Corporation Code apply to Meralco.

 68

MANILA ELECTRIC COMPANY

COMPUTATION OF RATIO OF UNAPPROPRATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of December 31, 2002
(With comparative figures for December 2001)
(In Million Pesos, Except Ratio)

	2002	2001
Preferred stock	837	863
Common stock	9,993	10,063
Capital in excess of par value	2,974	3,445
Deposits on subscriptions to preferred stock	150	155
Subscriptions receivable, common stock	(58)	(171)
TOTAL PAID-IN CAPITAL (a)	**13,896**	**14,355**
UNAPPROPRIATED RETAINED EARNINGS (b)	**14,255**	**15,351**
RATIO (b / a)	**102.6%**	**106.9%**

Section 43 of the Corporation Code states that "Stock corporations are *prohibited from retaining surplus profits in excess of one hundred (100%)* percent of their paid-in capital stock."

ITEM 7 - FINANCIAL STATEMENTS (SRC Rule 68)

Consolidated Audited Financial Statements

1. **Utility Plant and Others (See attached)**

2. **Schedule of Accounts Payable and Other Liabilities (in million pesos)**

	2002	2001	2000
Meralco			
a National Power Corporation (Napocor)	3,100	6,213	6,257
b Transmission Company	2,090	-	-
c Duracom Mobile Power Corporation	283	218	300
d Quezon Power Philippines Ltd	869	746	976
e First Gas Power - Sta. Rita	3,540	2,932	2,003
f First Gas Power - San Lorenzo	1,731	-	-
h Foreign and local purchases	705	880	293
i Deferred credit	533	-	-
j Accrual of imbalance charges	306	-	-
k Others	496	215	279
TOTAL - Parent Co.	**13,653**	**11,204**	**10,108**
Rockwell Land Corporation	371	297	88
Corporate Information Solutions, Inc.	90	210	52
Meralco Industrial Eng'ng. Services Corp.	171	267	534
Liability arising from deferred pass-thru fuel cost	4,544		
Current portion of advance payment received from a customer	633	799	-
Current portion of meter & service deposits	480	688	387
Accrued taxes	742	617	646
Accrued interest on loans	412	527	504
Current portion of interest on meter and service deposits	72	31	20
Customer deposits	417	187	167
Advance payment received from pole rentals	200		
Accrued pension	363		
Deposits from pre-selling of condominium units	389		
Accrued expenses and other payables	2,828	2,626	2,271
GRAND TOTAL	**25,365**	**17,453**	**14,777**

Notes:
a. Liability to NPC represents unpaid power purchases from NPC and rental of NPC equipments in the Balintawak substation.
b & c. Foreign and local purchases represent amounts due to suppliers of poles, cables, wires, transformers and such other requirements of the different substations.
d. Others mainly represents miscellaneous payables such as water bill (MWSS), telephone charges (PLDT) and security services, etc.

3. Breakdown of Consolidated Interest and Other Financial Charges
(State separately: Interest on bonds, mortgages and other similar long-term debt; amortization of debt discount, expense or premium and other interest.)

	2,002	2,001	2,000
Meralco			
Interest on long-term debt	1,879	1,899	1,375
Interest on bonds	-	1	14
Interest on short-term loans	384	469	326
Other interest expenses	1,035	1,014	797
Amortization of debt expense	115	60	56
Interest charged to construction	(119)	(217)	(169)
Other financial expenses	422	-	-
Miscellaneous income	(450)	(556)	(557)
TOTAL - Parent Co.	**3,266**	**2,670**	**1,842**
Meralco Industrial Eng'ng. Services Corp.			
Interest on short-term debt	68	103	204
Other income	(8)	(174)	-
Rockwell Land Corporation			
Interest expense on loans	341	648	58
Other expenses	308	65	3
Interest income		(54)	(49)
Miscellaneous income	(155)	(50)	(3)
Batangas Cogeneration Corporation			
Interest charged to construction	-	13	(13)
Corporate Information Solutions, Inc.			
Interest on long-term debt	21	31	-
Miscellaneous income	(2)	35	6
GRAND TOTAL	**3,839**	**3,287**	**2,048**

PART III – CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers

(1) Identity of Directors, Executive Officers and Significant Employees

Directors:

- Felipe B. Alfonso
- Juan Luis L. Cardenete
- Carlos G. Dominguez
- Octavio Victor R. Espiritu
- Jesus P. Francisco
- Monico V. Jacob
- Manuel M. Lopez
- Christian S. Monsod
- Washington Z. Sycip
- Margarito B. Teves
- Cesar E.A. Virata
- Emilio Vicens*

** elected April 14, 2003.*

Executive Officers:

Manuel M. Lopez	-	Director/Chairman of the Board and Chief Executive Officer
Felipe B. Alfonso	-	Director/Vice Chairman
Jesus P. Francisco	-	Director/President and Chief Operating Officer
Jose T. Guingona	-	Assistant to the Chairman
Camilo D. Quiason	-	Corporate Secretary and General Counsel
Daniel D. Tagaza	-	Senior Vice President/Chief Financial Officer and Comptroller
Ricardo V. Buencamino	-	First Vice President
Roberto R. Almazora	-	Vice President and Chief Information Officer
Rafael L. Andrada	-	Vice President and Treasurer
Gil S. San Diego	-	Vice president and Assistant Corporate Secretary
Jaime R. Camacho	-	Vice President
Elpi O. Cuna, Jr.	-	Vice President
Leonisa C. de la Llana	-	Vice President
Carlos O. Rillo	-	Vice President

MANUEL M. LOPEZ: 60, Director/Chairman and CEO (July 1, 2001 to present).
Director/Chairman and CEO of Manila Electric Company; Chairman of Philippine Commercial Capital, Inc., Corporate Information Solutions, Inc., Rockwell Land Corporation; Director of ABS-CBN Broadcasting Corporation, Sky Vision Corporation, First Philippine Holdings Corporation, Benpres Holdings Corporation, First Private Power Corporation, First Philippine Infrastructure Development Corporation, e-Meralco Ventures, Inc.

FELIPE B. ALFONSO: 66, Director/Vice Chairman (July 1, 2001 to present).
Director/Chairman of Manila Electric Company, Chairman of Association of Deans of Southeast Asian Graduate Schools of Management (ADSGM), Advisory Board of Center for Corporate Citizenship, PBSP, Freedom to Build, Gaston Z. Ortigas Peace Institute, Meralco Energy, Inc., STI Education Services Group, Chairman and President of e-Meralco Ventures, Inc., Hambrecht & Quist Philippine Ventures, Inc., Hambrecht & Quist Philippine Holdings, Inc., Vice Chairman/Director of First Metro Investment Corporation, Philippine-Malaysia Business Council, Co-Vice Chairman of Board of Trustees of Asian Institute of Management, Director General of Philippine Committee of Pacific Basin Economic Council (PBEC), Director of Benpres Holdings Corporation, Customer Contact Center, Inc., Jollibee Foods Corporation, Meralco Financial Services Corporation, Meralco Industrial Engineering Services Corporation, Philippine TA Securities Berhad, Rockwell Land Corporation, PHINMA, Inc., TA Bank Berhad (Philippines), Wockhardt Limited (India), President of International Management Development Network (INTERMAN), AIM Scientific Research Foundation, Inc.; Trustee of Coca-Cola Foundation of the Philippines, Gerry Roxas Foundation, MMLDC Foundation, Inc., PHINMA Group Training Foundation, Punla sa Tao Foundation; Advisory Board Member of Bacnotan Consolidated Industries, Inc.; Board of Trustees member of Philippine Foundation for Global Concerns, SKY Foundation, Inc.; Board Member of Muntinlupa Development Foundation, Governor of Makati Commercial Estate Association.

JUAN LUIS L. CARDENETE: 49, Director (May 28, 2002 to April 13, 2003).
Chief Executive Officer of Wires & Supplies Business of Union Fenosa, Head of Union Fenosa Internacional; Member of the Faculty of Professors of IESE, University of Navarra.

CARLOS G. DOMINGUEZ: 57, Director (May 29, 2001 to present).
President of Philippine Tobacco Flue-Curing and Re-Drying Corporation, Baesa Redevelopment Corporation, C. G. Dominguez and Associates, Inc., Retail Specialists, Huntly Corporation, The Linden Suites, Inc. Halifax Capital Resources, Inc.; Chairman of RCBC Capital Corporation; Director of Alsons Consolidated Resources, Inc., United Paragon Mining Corporation, Central Azucarera Don Pedro, Shangri-la Plaza Corporation, Northern Mindanao Power Corporation.

OCTAVIO VICTOR R. ESPIRITU: 59, Director (May 29, 2001 to present)
Chairman of the Board of Trustees of Ateneo de Manila University; Director of Bank of the Philippine Islands, Investment and Capital Corporation of the Philippines, Beacon Property Ventures, Inc., SM Development Corporation, International Container Terminal Services, Inc.; President and CEO of Far East Bank and Trust Company; Advisory Board Member of JG Summit Holdings, Inc.

JESUS P. FRANCISCO: 59, Director/President and COO (July 1, 2001 to present).
Chief Operating Officer of Manila Electric Company, Acting Chairman & President of Meralco Industrial Engineering Services Corporation (MIESCOR), Director of e-Meralco Ventures, Inc., Meralco Energy, Inc., GEPMICI, Corporate Information Solutions, Inc., Rockwell Land Corporation, First Private Power Corporation, Bauang Private Power Corporation.

MONICO V. JACOB: 57, Director (June 23, 1998 to present).
Chairman of CEOs, Inc., Induplex, Inc., CorLink, Inc., Preferred Practices & Systems, Inc.; Chairman and CEO of ARMC Asset Management Corporation; Vice Chairman of CBV Asset Management Corporation; Director of Philsteel Corporation, Steel Corporation, Filipino Merchant Insurance Corporation, Jollibee Foods, Inc., Philippine Stock Exchange (PSE), I-Academy, STI Professional Schools.

CHRISTIAN S. MONSOD: 66, Director (December 21, 1998 to present).
Director/Chief Strategist of Benpres Holdings Corporation; Director/Senior Consultant of First Philippine Holdings Corporation; Director of First Philippine Infrastructure Development Corporation, Philippine Electric Corporation, First Philippine Industrial Corporation, Ecco-Asia Corporation, First Philippine Energy Corporation, First Holdings Realty and Development Corporation, Manila North Tollways Corporation, Maynilad Water Services, First Philippine Balfour Realty, First Philippine Industrial Park, First Generation Corporation, First Electro Dynamics Corporation, Asian Eye Institute; President of First Philippine Conservation, Inc.; Consultant of Banco Filipino.

WASHINGTON Z. SYCIP: 81, Director (August 1996 to present).
Founder of SGV Group; Chairman of the Board of Trustees and Board of Governors of Asian Institute of Management; Chairman of Asia Pacific Advisory Committee New York Stock Exchange; Trustee of The Conference Board (New York); Honorary Chairman of Euro-Asia Center INSEAD (Fountainbleau, France); International Advisory Board Member of Council on Foreign Relations (New York), American International Group (New York), The Chase Manhattan Bank, Darby Asia Investors (HK) Limited; Board Member of Joseph H. Lauder Institute of Management and International Studies (University of Pennsylvania); Member of Board Overseers of Columbia University Graduate School of Business (New York); Honorary Life Trustee of The Asia Society (New York).

MARGARITO B. TEVES: 59, Director (September 25, 2000 to present).
President and CEO of Land Bank of the Philippines; Chairman of LBP Insurance Brokerage, Inc., LBP Leasing Corporation, LBP Countryside Development Foundation, LBP Realty Development Corporation, Masaganang Sakahan, Inc., LBP Financial Services SpA, Management Committee of National Livelihood Support Fund (NLSF), People's Credit and Finance Corporation (PCFC), Asia Pacific Rural and Agricultural Credit Association; Chairman & President of LBP Remittance Co., USA; Acting Chairman of Philippine Crop Insurance Corporation (PCIC); President of APRACA-CENTRAB; Director of Cotton Development Administration, Great Pacific Life Assurance Corporation, Pacific Plans, Inc., PhilEquity Fund, Inc. Center for Legislative Development, Inc., Asons Cement Corporation, Asean Finance Corporation (AFC); Trustee of Ayala Foundation, Inc.; Council Member of National Food Authority. Food Terminal, Inc.

EMILIO VICENS: 35, Director (April 14, 2003 to present)
Managing Director - Asian Region, Union Fenosa Internacional.

CESAR E.A. VIRATA: 72, Director (May 28, 2002 to present).
Corporate Vice Chairman & Acting CEO of Rizal Commercial Banking Corporation; Chairman & President of C. Virata and Associates, Inc.; Director of Business World Publishing Corporation; President of Bankers Association of the Philippines.

JOSE T. GUINGONA: 68, Assistant to the Chairman
Chairman of the Board of ABS-CBN Foundation, Inc., Advantage Products Corporation; Vice Chairman of Soluziona Philippines, Inc.; Director of First private Power Corporation; Bauang Private Power Corporation, Philippine Commercial Capital, Inc., PCCI Finance Corporation, PCCI Insurance Brokerage Corporation, Plum Point Development Corporation; President of Philippine IT Offshore Network.

CAMILO D. QUIASON: 77, Corporate Secretary and General Counsel
Director of Lopez, Inc., Enrico Realty Corporation, First Philippine Holdings Corporation, Semper Investment, Inc., Quemabar Investment, Inc., Eugenio Lopez Foundation, Inc., Manila North Tollways Corporation, First Philippine Industrial Development Corporation, Maynilad Water Services, Inc.

DANIEL D. TAGAZA: 62, Senior Vice President/Chief Financial Officer and Comptroller.
Trustee of Meralco Pension Fund; Trustee & Treasurer of MMLDC Foundation, Inc.; Director & Treasurer of Corporate Information Solutions, Inc., Meralco Industrial Engineering Services Corporation, Mutual Company of the Philippines, Meralco Energy, Inc.; Director of General Electric Phils. Meter & Instrument Company, Inc., PCCI Insurance Brokerage, Inc., Philippine Commercial Capital, Inc.

RICARDO V. BUENCAMINO: 58, First Vice President
Director of CEPSI Philippines, Inc., Corporate Information Solutions, Inc., Clark Electric Distribution Corporation, General Electric Philippines Meter and Instrument Co., Inc., Meralco Energy, Inc., Association of Former Meralco Employees, Meralco Industrial Engineering Services Corporation.

RAFAEL L. ANDRADA: 43, Vice President and Treasurer
Trustee of the Meralco Pension Fund; Director of Rockwell Land Corporation, First Private Power Corporation, Bauang Private Power Corporation, e-Meralco Ventures, Inc., BayanTrade, Meralco Industrial Engineering Services Corporation.

JAIME R. CAMACHO: 54, Vice President
Director of e-Meralco Ventures, Inc.

LEONISA C. DE LA LLANA: 49, Vice President
Corporate Secretary of Soluziona Philippines, Inc.; Director of e-Meralco Ventures, Inc., CEPSI Philippines, Inc., Asian Center for Energy Management (ACEM); Trustee & Vice President of Meralco Millennium Foundation, Inc.; Director & Vice President of MMLDC Foundation, Inc.

CARLOS O. RILLO: 59, Vice President
Director of Miescor Builders, Inc., e-Meralco Ventures, Inc., Soluziona Philippines, Inc., General Electric Philippines Meter and Instrument Co., Inc., Meralco Industrial Engineering Services Corporation.

The Directors are elected at the annual meeting of stockholders to hold office until the next succeeding annual meeting and until their successors shall have been elected and qualified.

The registrant has not received or made any nomination for directorship.

The registrant is not aware of any legal proceedings of the nature required to be disclosed under Part II paragraph (c) of RSA Rule 3-3 with respect to directors and executive officers.

The requirement set forth by Sec. 38 of the Securities Regulation Code had been met in that at least five (5) independent directors constitute more than 20% of the 11-Man Board of Directors, namely, Carlos G. Dominguez, Margarito B. Teves, Octavio Victor R. Espiritu, Washington Z. sycip and Cesar E.A. Virata.

Item 10. Executive Compensation

Summary of Compensation

NAME/POSITION	YEAR	SALARY	BONUS	TOTAL
MANUEL M. LOPEZ Chairman & CEO				
JESUS P. FRANCISCO President & COO	2003*	13,720,032	4,946,679	18,666,711
DANIEL D. TAGAZA Senior Vice President	2002	13,720,032	4,946,679	18,666,711
RAFAEL L. ANDRADA Vice President	2001	13,542,626	5,362,282	18,904,908
LEONISA C. DE LA LLANA Vice President	2000	12,437,360	5,296,653	17,734,013
All officers and directors As a group unnamed	2003*	22,205,040	7,790,252	29,995,292
	2002	22,205,040	7,790,252	29,995,292
	2001	21,085,286	8,331,550	29,416,836
	2000	20,975,781	8,390,881	29,366,662

*For year 2003, no significant change is anticipated in executive compensation.

Compensation of Directors

(a) **Standard Arrangements:**

As a group	SALARY	BONUS	TOTAL
Directors	2,929,195.00	568,628.00	3,494,823.00
Executives	18,046,586.00	7,825,253.00	25,871,839.00
Total	22,205,040.00	7,790,252.00	29,995,292.00

(b) **Other Arrangements. Describe the material terms of any other arrangements, including consulting contracts, pursuant to which any director of the registrant was compensated, or is to be compensated, directly or indirectly, during the registrant's last completed fiscal year, and the ensuing year, for any service provided as a director, stating the amount paid and the name of the director.**

Not applicable

Employment Contracts and Termination of Employment and Change-in-Control Arrangements. Describe the terms and conditions of each of the following contracts or arrangements: *Not applicable*

(a) **Any employment contract between the registrant and a named executive officer; and** *Not applicable*

(b) **Any compensatory plan or arrangement, including payments to be received from the registrant, with respect to a named executive officer. If such plan or arrangement results or will result from the resignation, retirement or any other termination of such executive officer's employment with the registrant and its subsidiaries or from a change-in-control of the registrant or a change in the named executive officer's responsibilities following a change-in-control and the amount involved, including all periodic payments or installments, which exceeds P2,500,000.** *Not applicable*

Item 11. Security Ownership of Certain Record Owner and Management

(1) Security Ownership of Certain Record and Beneficial Owners

Following is the security ownership as of January 31, 2003 of certain record and beneficial owner of more than 5% of any class of issuer's voting securities:

Class	Name and Address of Record Owner	Amount of Ownership	Nature of Ownership	Percentage
A & B Common	PCD Nominee Corporation G/F, Makati Stock Exchange Building, Ayala Avenue, Makati City	355,087,504	R	35.29%
A Common	First Philippine Union Fenosa, Inc. 4/F, Benpres Building, Exchange Road corner Meralco Avenue, Ortigas Center, Pasig City	230,084,791	R	22.86%
B Common	The Hongkong and Shanghai Banking Corp. Ltd.	74,998,593	B	7.45%
A & B Common	Meralco Pension Fund Lopez Building, Meralco Center, Pasig City	88,547,745	R	8.80%
A & B Common	First Philippine Holdings Corporation 6/F, Benpres Building, Meralco Avenue corner Exchange Road, Ortigas Center, Pasig City	56,653,856	R	5.63%
B Preferred	Sta. Lucia Realty & Development, Inc. 3/F, Sta. Lucia East Mall, Cainta, Rizal	4,614,342	R	6.46%

PCD Nominee Corporation is a wholly-owned subsidiary of Philippine Central Depository, Inc. (PCD) and is the registered owner of the shares in the books of the Company's transfer agent. The participants of PCD are the beneficial owners of such shares. PCD holds the shares on their behalf or in behalf of their clients.

First Philippine Union Fenosa, Inc. (FPUF) is a joint venture company between First Philippine Holdings Corporation (FPHC) and Union Fenosa Inversiones, S.A. of Spain. It is owned sixty percent (60%) by FPHC and forty percent (40%) by Union Fenosa. Union Fenosa is a fully owned subsidiary of Union Electrica Fenosa which is engaged in the business of power generation and distribution. On 23 December 1999, Union Fenosa Inversiones, S.A. transferred its interest in FPUP to Union Fenosa Desarollo Y Accion Exterior, S.A. The Chairman, or in his absence, the President of First Philippine Union Fenosa, Inc. (the "Corporation"), is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of the Corporation in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the Corporation and to do such acts and deeds as may be required arising out of or in connection with this authority.

The Hongkong and Shanghai Banking Corp., Ltd. is a participant of PCD with more than 5% of the company's outstanding capital stock (part of the 35.29% of the PCD Nominee Corporation ownership). The authorized signatories of The Hongkong Shanghai Banking Corp. Ltd. who will represent the ultimate beneficial owners and will vote in their behalf are not known to the registrant.

The Meralco Pension Fund was established in 1968 by Meralco to provide employee retirement benefits to Meralco employees' retirement plan. The Chairman of the Board of Trustees of Meralco Pension Fund is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of the pension fund in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the pension fund and to do such acts and deeds as may be required arising out of or in connection with this authority.

First Philippine Holdings Corporation (FPHC) is a holding company with investments in power generation and power distribution. FPHC also has investments in companies with interest in property development, refined petroleum, pipelines, infrastructure, construction, electronics, manufacturing and securities services. The Chairman, or in his absence, the President of First Philippine Holdings Corporation (the "Corporation") is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of the Corporation in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the Corporation and to do such acts and deeds as may be required arising out or in connection with this authority.

Sta. Lucia Realty & Development, Inc. (SLRDI) is the major stockholder of Meralco's 10% cumulative preferred stock series "B" owning more than 5% of the company's total outstanding preferred stock. SLRDI is one of the leading companies engaged in the real estate business. The President, or in his absence, the Corporate Secretary of Sta. Lucia Realty & Development, Inc. (the "Company") is duly authorized as proxy to vote the Manila Electric Company ("Meralco") 10% cumulative preferred shares of the Company on matters specified in the notice and agenda in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the Company and to do such acts and deeds as may be required arising out of or in connection with this authority.

(2) Security Ownership of Management

Following are securities beneficially owned by directors and executive officers of the issuer:

ISSUED AND OUTSTANDING				
Name/Title of Beneficial Owner	Title of Class A Shares	B Shares	Total Number of Common Shares	Percent of Outstanding As of 12/31/02
Manuel M. Lopez President & CEO	265,260	251,260	516,406	0.051%
Jesus P. Francisco EVP & COO	100,166	41,052	141,218	0.014%
Daniel D. Tagaza Senior Vice President	18,115	24,000	42,115	0.004%
Rafael L. Andrada Vice President	-	-	-	0.000%
Leonisa C. de la Llana Vice President	1,717	7,966	9,683	0.001%
All directors and Executive officers as a group unnamed	146,927	68,420	215,347	0.021%

The above executive officers are covered by regular contract of employment and as such covered by the Employees Retirement Program.

Pursuant to the terms of the issuer's employees stock ownership plan (ESOP), equity securities beneficially owned by executive officers covered by subscriptions to past offerings of the ESOP, including stock dividends, are as follows:

ISSUED AND OUTSTANDING			
NAME OF EXECUTIVE OFFICER	A SHARES	B SHARES	TOTAL
Manuel M. Lopez	45,197	30,131	75,328
Felipe B. Alfonso	-	-	-
Jesus P. Francisco	16,473	10,981	27,454
Daniel D. Tagaza	7,084	4,722	11,806
Ricardo V. Buencamino	2,520	1,680	4,200
Roberto R.. Almazora	4,260	2,839	7,099
Rafael L. Andrada	8,727	5,817	14,544
Gil S. San Diego	-	-	-
Jaime R. Camacho	-	-	-
Elpi O. Cuna, Jr.	-	-	-
Leonisa C. de la Llana	5,568	3,711	9,279
Carlos O. Rillo	-	-	-
Camilo D. Quiason	3,198	2,131	5,329

Pursuant to the terms of the Employees Stock Ownership Plan (ESOP), subscription to the said plan is payable over a period of 5 years through payroll deduction.

(3) Voting Trust Holders of 5% or More
Where persons hold more than 5% of a class under a voting trust or similar agreement.

Not Applicable

(4) Changes in Control

Describe any arrangements which may result in a change in control of the registrant.

Not Applicable

Item 12. Certain Relationship and Related Transactions

There has been no relationship and related transactions during the last two fiscal years, or proposed transactions to which the issuers was or is a party with any director, executive officer and any security holder.

PART IV – EXHIBITS AND SCHEDULES

Item 13. Exhibits and Reports

(a) The following exhibit is filed as a separate section of this report:

Exhibit A – Consolidated Financial Statements and Supplementary Schedules

(c) Report on SEC Form 17-C (June 2002 to December 2002)

June 18, 2002 – Press Release (Purchase Power Adjustment)
June 20, 2002 – Press Release (Setting the Record Straight)
June 24, 2002 – Election of Meralco Corporate Officers
July 3, 2002 – (1) Appointment of external auditors; (2) Election of Meralco Directors; (3) Amendment of By-Laws; and (4) Amendment of Articles of Incorporation
July 4, 2002 – Notice of Public Hearing (ERC Case No. 2002-179)
July 16, 2002 – Teleconference Presentation on the Second Quarter 2002 Operating Results
July 24, 2002 – Press Release (Mercy Mission)
August 29, 2002 – Manual of Corporate Governance
October 15, 2002 – Anti-Money Laundering Manual
October 15, 2002 – Teleconference Presentation on the Third Quarter 2002 Operating Results
November 7, 2002 – Press Release (Meralco denies default report)
November 15, 2002 – Supreme Court Third Division Decision on Meralco Refund (GR Nos. 141314 & 141369)
November 21, 2002 – Supreme Court Third Division Decision on Meralco Refund (GR Nos. 141314 & 141369)
December 4, 2002 – Creation of Special Committee
December 5, 2002 – Meralco Motion Reconsideration filed with the Supreme Court Third Division (GR Nos. 141314 & 141365)
December 11, 2002 – Press Release (MERALCO Special Committee)
December 17, 2002 – Press Release (Meralco Upgrades Facilities)

US SEC
File No. 82-3237
80

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Pasig on April 28, 2003.

By:

MANUEL M. LOPEZ
Principal Executive Officer

JESUS P. FRANCISCO
Principal Operating Officer

DANIEL D. TAGAZA
Principal Financial Officer and Comptroller

ROSELITA G. ORLINO
Principal Accounting Officer

CAMILO D. QUIASON
Corporate Secretary and General Counsel

GIL S. SAN DIEGO
Vice President and Assistant Corporate Secretary

SUBSCRIBED AND SWORN to before me this APR 28 2003 day of April 2003, affiants exhibiting to me their Community Tax Certificates, as follows:

Name	Community Tax Cert. No.	Date of Issue	Place of Issue
MANUEL M. LOPEZ	14605761	01/10/03	Pasig City
JESUS P. FRANCISCO	21208860	02/28/03	Pasig City
DANIEL D. TAGAZA	21194273	02/20/03	Pasig City
ROSELITA G. ORLINO	15503601	01/08/03	Quezon City
CAMILO D. QUIASON	21194566	02/17/03	Pasig City
GIL S. SAN DIEGO	15590006	01/21/03	Quezon City

Doc. No. 462
Page No. 94
Book No. IV
Series of 2003.

MARIA ZARAH R. VILLANUEVA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2003
PTR NO. 1378528
PASIG CITY, METRO MANILA
JANUARY 3, 2003

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Manila Electric Company (MERALCO) is responsible for all information and representations contained in the financial statements for the year ended December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002. These financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use of disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the Stockholders of the Company.

Sycip, Gorres, Velayo & Co., CPAs, the independent auditors appointed by the Stockholders, have audited the financial statements of the Company in accordance with auditing standards generally accepted in the Philippines and have expressed their opinion on the fairness of presentation upon completion of such audit in their report to the Company's Stockholders and Board of Directors.

MANUEL M. LOPEZ
Chairman of the Board and
Chief Executive Officer

JESUS P. FRANCISCO
President and
Chief Operating Officer

DANIEL D. TAGAZA
Chief Finance Officer

SUBSCRIBED AND SWORN to before me this APR 30 2003 day of April 2003, affiants exhibiting to me their Community Tax Certificates, as follows:

Name	Tax Certificate No.	Date of Issue	Place of Issue
MANUEL M. LOPEZ	14605761	01/10/03	Pasig City
JESUS P. FRANCISCO	21208860	02/28/03	Pasig City
DANIEL D. TAGAZA	21194273	02/20/03	Pasig City

Doc. No. 321
Page No. 66
Book No. XXII
Series of 2003.

RAUL C. CORALDE
UNTIL DECEMBER 31, 2004
PTR NO. 1378524
PASIG CITY METRO MANILA
JANUARY 02, 2003

EXHIBIT "A"

File No. 82-3237

COVER SHEET

PW-102
SEC Registration Number

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
(Company's Full Name)

Lopez Building Ortigas Avenue, Pasig City
(Business Address: No. Street City/Town/Province)

Mr. Daniel T. Tagaza
(Contact Person)

631-2222
(Company Telephone Number)

12 31
Month *Day*
(Fiscal Year)

AAFS
(Form Type)

Month *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowing

Total no. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

File No. 82-3237

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001

Report of Independent Auditors

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited the accompanying parent company balance sheets of Manila Electric Company as of December 31, 2002 and 2001 and the consolidated balance sheets of Manila Electric Company and Subsidiaries as of December 31, 2002, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As fully discussed in Note 1b to the financial statements, the Third Division of the Supreme Court (SC) rendered a decision on November 15, 2002 ordering the Parent Company to refund its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994, estimated to be approximately ₱29 billion, excluding tax effects, as of December 31, 2002. The Third Division of the SC issued its resolution on April 10, 2003 denying the Motion for Reconsideration filed by the Parent Company. The Parent Company has not provided for any contingency losses pending the resolution of the Parent Company's urgent Motion for Consideration filed on April 14, 2003. Had the Parent Company provided for these losses, net loss for the year ended December 31, 2002 would have increased by approximately ₱29 billion, loss per share in 2002 would have increased by approximately ₱29 per share, and retained earnings and stockholders' equity as of December 31, 2002 would have decreased by approximately ₱29 billion. Such amounts, however, do not take into consideration any tax effects which are not currently determinable.

In our opinion, except for the effects of the adjustments on the nonprovision for contingency losses discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Manila Electric Company as of December 31, 2002 and 2001 and Manila Electric Company and Subsidiaries as of December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

Sycip Gorres Velayo & Co

M. V. G. CRUZ
Partner
CPA Certificate No. 83687
Tax Identification No. 102-084-744
PTR No. 7612550
January 2, 2003
Makati City

April 25, 2003

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

BALANCE SHEETS

	Parent Company		Consolidated		
	December 31				
	2002	2001	**2002**	2001	2000
	(Amounts in Millions)				
ASSETS					
Noncurrent Assets					
Utility plant and others at revalued amounts - net (Notes 5 and 15)	**₱79,287**	₱77,221	**₱80,481**	₱77,886	₱72,835
Construction in progress (Note 6)	**8,613**	6,932	**8,719**	7,039	10,591
Investments and advances (Notes 7, 8 and 15)	**4,375**	2,496	**7,477**	6,245	1,923
Land held for future development (Notes 4 and 15)	**–**	–	**1,443**	1,584	1,483
Other noncurrent assets - net (Note 13)	**21,588**	22,210	**22,381**	23,063	20,037
Total Noncurrent Assets	**113,863**	108,859	**120,501**	115,817	106,869
Current Assets					
Cash and cash equivalents (Note 9)	**6,193**	2,624	**6,832**	2,966	5,374
Receivables - net (Notes 10, 13, 15 and 20)	**20,801**	19,932	**21,688**	22,073	18,958
Inventories - net (Note 11)	**991**	1,674	**1,312**	2,364	4,561
Other current assets - net (Notes 12 and 22)	**2,024**	1,645	**2,141**	1,786	782
Total Current Assets	**30,009**	25,875	**31,973**	29,189	29,675
	₱143,872	₱134,734	**₱152,474**	₱145,006	₱136,544
STOCKHOLDERS' EQUITY AND LIABILITIES					
Stockholders' Equity					
Preferred stock	**₱837**	₱863	**₱837**	₱863	₱830
Common stock	**9,993**	10,063	**9,993**	10,063	10,063
Capital in excess of par value	**2,974**	3,445	**2,974**	3,445	3,445
Subscriptions receivable - common stock	**(58)**	(171)	**(58)**	(171)	(245)
Deposits on subscriptions to preferred stock	**150**	155	**150**	155	211
Appraisal increase in utility plant and others (Note 5)	**25,894**	25,578	**25,894**	25,578	24,075
Share in revaluation increment of investees (Note 7)	**1,962**	–	**1,962**	–	–
Unappropriated retained earnings (Notes 1,7, 14 and 15)	**14,255**	15,351	**14,255**	15,351	19,387
Appropriated retained earnings	**12,600**	12,600	**12,600**	12,600	6,000
Total Stockholders' Equity	**68,607**	67,884	**68,607**	67,884	63,766
Minority Interest	**–**	–	**2,786**	3,039	3,807
Noncurrent Liabilities					
Long-term debt - net of current portion (Notes 5, 15, 24 and 28)	**21,432**	25,374	**23,421**	26,708	28,739
Customers' deposits - net of current portion (Notes 17 and 18)	**11,924**	11,400	**11,924**	11,400	10,328
Deferred income tax - net (Note 22)	**3,978**	3,973	**3,978**	3,973	3,619
Operating reserves (Notes 18 and 19)	**2,658**	2,058	**2,658**	2,058	1,701
Other noncurrent liabilities	**374**	346	**374**	346	310
Total Noncurrent Liabilities	**40,366**	43,151	**42,355**	44,485	44,697
Current Liabilities					
Notes payable (Note 16)	**6,667**	7,462	**7,293**	9,605	8,236
Accounts payable and other current liabilities (Notes 4, 13, 17, 18 and 20)	**23,161**	15,099	**25,365**	17,453	14,777
Income tax payable	**–**	2	**3**	24	84
Current portion of long-term debt (Notes 5, 15, 24 and 28)	**5,071**	1,136	**6,065**	2,516	1,177
Total Current Liabilities	**34,899**	23,699	**38,726**	29,598	24,274
	₱143,872	₱134,734	**₱152,474**	₱145,006	₱136,544

See accompanying Notes to Financial Statements.

File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated		
	Years Ended December 31				
	2002	2001	**2002**	2001	2000
	(Amounts in Millions, Except Per Share Data)				
REVENUES (Note 13)	**₱121,606**	₱129,400	**₱123,829**	₱132,710	₱106,750
OPERATING EXPENSES					
Purchased power (Notes 20 and 26)	**98,631**	106,279	**98,631**	106,279	82,719
Operations and maintenance (Notes 20, 21 and 23)	**10,067**	9,319	**10,718**	10,204	8,566
Depreciation and amortization (Notes 13 and 21)	**4,870**	4,816	**5,215**	5,059	4,370
Taxes other than income tax	**2,891**	2,981	**2,891**	2,981	2,404
Provision for income tax - operating (Note 22)	**1,436**	2,228	**1,508**	2,025	2,408
Cost of contracts and services (Note 21)	**–**	–	**906**	988	1,116
Cost of real estate	**–**	–	**494**	1,612	1,353
	117,895	125,623	**120,363**	129,148	102,936
OPERATING INCOME	**3,711**	3,777	**3,466**	3,562	3,814
OTHER INCOME (CHARGES)					
Interest and other charges - net (Notes 18, 21 and 24)	**(3,266)**	(2,670)	**(3,839)**	(3,287)	(2,048)
Benefit from income tax - nonoperating (Note 22)	**1,733**	1,187	**1,733**	1,187	854
Provision for probable losses on disallowed receivables (Note 13)	**(1,639)**	–	**(1,639)**	–	–
Purchased power (Notes 20 and 26)	**(1,351)**	(953)	**(1,351)**	(953)	(583)
Write-off of disallowed receivables (Note 13)	**(878)**	–	**(878)**	–	–
Equity in net earnings (losses) of investees (Note 7)	**(325)**	140	**306**	605	338
	(5,726)	(2,296)	**(5,668)**	(2,448)	(1,439)
INCOME (LOSS) BEFORE MINORITY INTEREST	**(2,015)**	1,481	**(2,202)**	1,114	2,375
MINORITY INTEREST	**–**	–	**187**	367	115
NET INCOME (LOSS) (Notes 1 and 27)	**(₱2,015)**	₱1,481	**(₱2,015)**	₱1,481	₱2,490
Basic Earnings (Loss) Per Common Share (Notes 1 and 27)					
Including depreciation on appraisal increase	**(₱2.09)**	₱1.40	**(₱2.09)**	₱1.40	₱2.40
Excluding depreciation on appraisal increase	**(1.10)**	2.55	**(1.10)**	2.55	3.51

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31		
	2002	2001	2000
	(Amounts in Millions)		
PREFERRED STOCK (Note 14)			
Balance at beginning of year	**₱863**	₱830	₱804
Issuance of shares (7,354,900 shares in 2002, 9,836,900 shares in 2001 and 3,174,700 shares in 2000)	**73**	98	32
Redemption of shares (9,957,011 shares in 2002, 6,538,300 shares in 2001 and 567,948 shares in 2000)	**(99)**	(65)	(6)
Balance at end of year	**837**	863	830
COMMON STOCK (Note 14)			
Balance at beginning of year	**10,063**	10,063	8,386
Cancelled subscriptions	**(70)**	–	–
Stock dividend - 20% in 2000	–	–	1,677
Balance at end of year	**9,993**	10,063	10,063
CAPITAL IN EXCESS OF PAR VALUE (Note 14)			
Balance at beginning of year	**3,445**	3,445	3,445
Cancelled subscriptions	**(471)**	–	–
Balance at end of year	**2,974**	3,445	3,445
SUBSCRIPTIONS RECEIVABLE - COMMON STOCK (Note 14)			
Balance at beginning of year	**(171)**	(245)	(574)
Reclassified to current receivables	**86**	74	329
Cancelled subscriptions	**27**	–	–
Balance at end of year	**(58)**	(171)	(245)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK (Note 14)			
Balance at beginning of year	**155**	211	221
Additional deposits on subscriptions	**68**	42	22
Issuance of shares	**(73)**	(98)	(32)
Balance at end of year	**150**	155	211
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)			
Balance at beginning of year	**25,578**	24,075	21,728
Additions	**1,309**	2,660	3,463
Depreciation on appraisal increase transferred to unappropriated retained earnings	**(993)**	(1,157)	(1,116)
Balance at end of year	**25,894**	25,578	24,075
SHARE IN REVALUATION INCREMENT OF INVESTEES (Notes 5 and 7)			
Balance at beginning of year	–	–	–
Additions	**1,962**	–	–
Balance at end of year	**1,962**	–	–
UNAPPROPRIATED RETAINED EARNINGS (Notes 1, 7, 14 and 15)			
Balance at beginning of year	**15,351**	19,387	18,578
Net income (loss)	**(2,015)**	1,481	2,490
Depreciation on appraisal increase in utility plant and others	**993**	1,157	1,116
Cash dividend on preferred stock - 10%	**(74)**	(74)	(72)
Cash dividend on common stock - ₱1.04 a share in 2000	–	–	(1,048)
Stock dividend - 20% in 2000	–	–	(1,677)
Transfers to appropriated retained earnings	–	(6,600)	–
Balance at end of year	**14,255**	15,351	19,387
APPROPRIATED RETAINED EARNINGS (Notes 1 and 14)			
Balance at beginning of year	**12,600**	6,000	6,000
Transfers from unappropriated retained earnings	–	6,600	–
Balance at end of year	**12,600**	12,600	6,000
	₱68,607	₱67,884	₱63,766

See accompanying Notes to Financial Statements.

[redacted]

File No. 82-3237

LARGE TAXPAYERS ASSISTANCE DIVISION
DIVINAGRACIA B. SORIANO
APR 30 2003
BUREAU OF INTERNAL REVENUE
RECEIVED

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated		
	Years Ended December 31				
	2002	2001	**2002**	2001	2000
	(Amounts in Millions)				
CASH FLOWS FROM OPERATING ACTIVITIES					
Income (loss) before income tax	**(₱2,312)**	₱2,522	**(₱2,240)**	₱2,319	₱4,044
Adjustments for:					
Depreciation and amortization	**4,870**	4,816	**5,215**	5,059	4,370
Franchise tax expense	**2,787**	2,764	**2,787**	2,764	2,122
Interest expense on loans and financial charges	**2,411**	2,211	**2,842**	2,993	1,850
Provision for probable losses on disallowed receivables	**1,639**	–	**1,639**	–	–
Interest expense on customers' deposits	**1,035**	1,014	**1,035**	1,014	797
Write-off of disallowed receivables	**878**	–	**878**	–	–
Interest and dividend income	**(450)**	(556)	**(616)**	(789)	(616)
Provision for doubtful accounts and other losses	**414**	711	**498**	774	375
Equity in net loss (earnings) of investee companies	**325**	(140)	**(306)**	(605)	(338)
Other provisions	**505**	38	**675**	38	103
Dividends received from investee companies	**261**	331	**261**	331	488
Provision for inventory obsolescence	**186**	26	**362**	38	–
Net loss on disposal of utility plant and others	**72**	–	**72**	–	–
Minority interest	**–**	–	**(187)**	(367)	(115)
Operating income before working capital changes	**12,621**	13,737	**12,915**	13,569	13,080
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	**1,064**	(4,697)	**2,271**	(4,748)	(6,755)
Inventories	**497**	642	**691**	2,170	366
Other current assets	**298**	(384)	**276**	(194)	(257)
Increase in:					
Accounts payable and other current liabilities	**2,533**	611	**2,382**	809	3,730
Other noncurrent liabilities	**28**	36	**28**	36	4
Net cash generated from operations	**17,041**	9,945	**18,563**	11,642	10,168
Franchise tax paid	**(2,836)**	(2,836)	**(2,836)**	(2,836)	(2,071)
Interest paid	**(2,524)**	(2,307)	**(2,953)**	(3,094)	(1,732)
Income tax paid	**(668)**	(1,366)	**(715)**	(1,354)	(1,682)
Interest and dividend received	**450**	556	**616**	789	616
Net cash provided by operating activities	**11,463**	3,992	**12,675**	5,147	5,299
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others	**(6,505)**	(7,232)	**(6,853)**	(8,244)	(5,835)
Decrease (increase) in:					
Other receivables	**(48)**	(417)	**(84)**	378	(69)
Other noncurrent assets	**451**	(3,289)	**512**	(3,300)	(3,733)
Land held for future development	**–**	–	**(143)**	(101)	(1,626)
Collection of advances (additional investments and advances)	**(54)**	183	**823**	96	(67)
Proceeds from disposal of utility plant and others	**53**	–	**53**	–	–
Decrease in estimated liability for land and property development	**–**	–	**–**	–	(275)
Net cash used in investing activities	**(6,103)**	(10,755)	**(5,692)**	(11,171)	(11,605)

(Forward)

	Parent Company		Consolidated		
	Years Ended December 31				
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayments of:					
Notes payable	**(₱3,968)**	(₱4,656)	**(₱4,631)**	(₱8,155)	(₱5,384)
Long-term debt	**(1,179)**	(1,106)	**(1,888)**	(1,485)	(7,221)
Proceeds from:					
Notes payable	**3,006**	6,326	**3,129**	9,605	8,236
Long-term debt	**45**	600	**45**	600	14,078
Advance payment received from a customer	**200**	2,283	**200**	2,283	–
Increase in customers' deposits	**187**	936	**187**	936	372
Dividends paid on:					
Preferred stock	**(74)**	(74)	**(74)**	(74)	(72)
Common stock	**–**	–	**–**	–	(1,048)
Proceeds from issuance of and subscriptions to:					
Preferred stock	**68**	42	**68**	42	22
Common stock	**23**	329	**23**	329	147
Redemption of preferred stock	**(99)**	(65)	**(99)**	(65)	(6)
Increase (decrease) in minority interest	**–**	–	**(77)**	(400)	425
Net cash provided by (used in) financing activities	**(1,791)**	4,615	**(3,117)**	3,616	9,549
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**3,569**	(2,148)	**3,866**	(2,408)	3,243
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**2,624**	4,772	**2,966**	5,374	2,131
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 9)	**₱6,193**	₱2,624	**₱6,832**	₱2,966	₱5,374

See accompanying Notes to Financial Statements.

[redacted]

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. **Corporate Information**

   a. General

   Manila Electric Company (Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution of electricity covering 114 franchise areas in the Luzon region. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of real estate, engineering consulting and other services. The number of employees of the Parent Company was 5,969 by the end of 2002 and 6,179 by the end of 2001. On a consolidated basis, the number of employees was 7,784 by the end of 2002, 7,103 by the end of 2001 and 7,607 by the end of 2000. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City, Metro Manila, Philippines.

   Prior to the enactment of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," in 2001 (see Note 28), the Parent Company is subject to regulation by the Energy Regulatory Board (ERB) and gives recognition to the ratemaking policies of the ERB. RA No. 9136 abolished the ERB and created in its place, the Energy Regulatory Commission (ERC).

   b. Pending Case with the Supreme Court (SC)

   On February 16, 1998, the then ERB, in ERB Case No. 93-118, rendered a decision ordering the Parent Company to refund its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 until its billing cycles beginning February 1998, or correspondingly credit the same, in favor of the customers, against their future consumption. The then ERB's decision superseded and modified the provisional relief of ₱0.184 per kilowatt-hour that the then ERB granted to the Parent Company on January 28, 1994.

   The then ERB claimed that the Parent Company had exceeded the maximum allowable rate of return on rate base (RORB) of 12%. In computing for the Parent Company's RORB, the then ERB disallowed, among others, income tax as a part of the operating expenses and computed for the rate base using a method opposed to the average method as practiced by the Parent Company.

   The Parent Company questioned the then ERB's decision through a Petition for Review before the Court of Appeals (CA). On February 26, 1999, the CA rendered a decision setting aside the aforementioned then ERB decision insofar as it directed the Parent Company to reduce its rates and effect a refund to its customers. The CA likewise denied a motion for reconsideration filed by the then ERB.

On February 21, 2000, the Parent Company received a copy of a petition filed with the SC by the Republic of the Philippines represented by the then ERB questioning the aforesaid decision of the CA. A similar petition filed by the Lawyers Against Monopoly and Poverty (LAMP) was received by the Parent Company on March 22, 2000. Comments on the said petitions were filed by the Parent Company on May 24, 2000 and October 30, 2000, respectively.

On January 30, 2001, the Parent Company received Replies to Comment from both petitioners.

On November 15, 2002, the Third Division of the SC rendered a decision reversing the CA decision; correlatively, the SC decision affirmed the then ERB's directive that the Parent Company refund its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 or correspondingly credit the same against future consumption. The SC sustained the then ERB's disallowance of income tax as an operating expense and the method of computing the rate base, which resulted in the Parent Company exceeding the maximum allowed RORB of 12%.

On December 5, 2002, the Parent Company filed a Motion for Reconsideration with the SC. The motion is based mainly on the following grounds:

(1) the disallowance of income tax is contrary to jurisprudence, particularly to the decision in the Galveston and subsequent cases, which became part of our laws and jurisprudence when the Philippines adopted the Public Service Act from American public utility laws; it likewise runs counter to earlier decisions of the then ERB itself;

(2) the decision modifies SC decisions recognizing 12% as the reasonable RORB a utility company is entitled to. If income tax is disallowed for rate making, then the RORB will be reduced to about 8%;

(3) the decision disregards the method of computing the rate base which had been previously affirmed by the SC itself; and

(4) even the successor of the then ERB, the ERC, adheres to the principle that income tax is part of operating expenses as set forth in the Uniform Filing Requirements (UFR), which embody the detailed guidelines to be followed with respect to the rate unbundling applications filed in December 2001.

The Parent Company received on December 27, 2002 a copy of a "Motion for Admission of Study on Income Tax as Operating Expenses in Determining the Rate of Return on Rate Base of Public Utilities," with the Study attached, which Atty. Antonio M. Meer, a former practitioner in the field of Public Service Law, filed with the SC. The Study, together with a sequel thereof, which was likewise filed with the SC, confirmed the position of the Parent Company that income tax should be considered as an operating expense for rate computation.

[redacted]

On January 27, 2003, the Parent Company filed with the SC a motion seeking the referral of the case to the SC en banc. The motion was denied by the SC in a resolution which the Parent Company received on March 17, 2003. The Parent Company filed a Motion for Reconsideration of this resolution on April 1, 2003.

The ERC and the LAMP were required to comment on the Motion for Reconsideration. The Parent Company received a copy of the LAMP Comment on March 3, 2003.

On the other hand, the Office of the Solicitor General (OSG) filed with the SC on March 7, 2003 a comment on the aforesaid Motion for Reconsideration. The OSG incorporated in the said comment a reply prepared by the ERC which reflects a reversal of the position of the then ERB. The ERC submits the view that income taxes, though not operating expenses, are nevertheless reasonable costs that are allowed to be recovered from the rates of a utility company. The ERC further expressed its conformity with the Parent Company's argument that if income tax is not to be recovered, then the 12% RORB found by the SC to be reasonable would have been reduced to about 8%. The OSG nevertheless propounded in the same comment its own views, which essentially are arguments in opposition to the Motion for Reconsideration of the Parent Company.

Another important point raised in the Parent Company's Motion for Reconsideration is that the dispositive portion of the SC decision with respect to the amount of refund should, at least be modified. It explains that assuming the rollback of the ₱0.167 per kilowatt-hour is upheld, the amount is applicable only for the period February 1, 1994 to January 31, 1995, as shown by the computation made by the then ERB itself. Yearly, the variables used in the RORB formula changes. Thus, the formula should be applied in accordance with the actual figures each year for said variables, i.e., the revenue and the rate base.

The Motion for Reconsideration was denied by the Third Division of the SC in its resolution dated April 10, 2003. On the basis of the separate opinion rendered by Justice Artemio V. Panganiban, one of the five justices composing the Third Division of the SC, who observed that the case should be heard en banc, with oral arguments, the Parent Company filed an urgent Motion for Consideration on April 14, 2003. The Parent Company has not provided for the loss resulting from the refund ordered in the SC decision pending the resolution of the Parent Company's urgent Motion for Consideration. As of April 25, 2003, the SC en banc is yet to issue its decision on the Parent Company's Motion for Consideration.

Generally accepted accounting principles require that an estimated loss from a contingency shall be accrued if the loss is probable and can be reasonably estimated. If the amount of refund will be calculated based on a literal interpretation of the SC decision, which simply multiplies the rate of ₱0.167 to the total kilowatt-hour sales from February 1994 to December 31, 2002, the refund would amount to approximately ₱29 billion. Such amount does not take into consideration any tax effects, amounts of which may reduce the impact of the potential loss to the Parent Company. Had the Parent Company provided for contingency losses strictly based on a literal interpretation of the SC decision, net loss would have increased by approximately ₱29 billion and loss per share would have increased by approximately ₱29 per share for the year ended December 31, 2002 and retained earnings and stockholders' equity as of December 31, 2002 would have decreased by approximately ₱29 billion. Such amounts, however, do not take into consideration any tax effects which are not currently determinable.

[redacted]

The future cash flow of the Parent Company may be affected, depending on the resolution of the Parent Company's urgent Motion for Consideration. In addition, the ability of the Parent Company to pay its maturing obligations in 2003 amounting to ₱11.7 billion (see Notes 15 and 16) will be affected.

c. Franchise Renewal

On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 returned to Congress the sole authority to grant electric distribution franchises. With the Parent Company's franchise for Manila and adjacent suburbs set to expire in March 2003, a bill granting the Parent Company a consolidated 25-year franchise over its current service coverage was filed in the House of Representatives as House Bill (HB) 4451 in January 2002. This was subsequently referred to the House Committee on Legislative Franchises.

In March 2002, HB 4451 was approved by the House of Representatives and subsequently transmitted to the Senate, where it was referred to the Senate Committee on Public Services. The Public Services Committee conducted a total of five public hearings on the measure before eventually approving HB 4451 *en toto* on October 23, 2002 and endorsing its approval by the Senate in Plenary. Following five months of floor deliberations, HB 4451 was eventually passed without amendment by the Senate on Second and Third Readings on March 17 and 20, 2003, respectively. The final copy of the bill, signed on April 25, 2003 by the Speaker of the House, is pending for signature by the Senate President before its transmittal to President Gloria Macapagal-Arroyo for approval.

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No. 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Piñas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Paranaque and the Municipality of Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on March 21, 2003 since their CPCN covering the aforementioned cities and municipality expired on March 24, 2003.

d. Pending Rate Applications with ERC

On April 14, 2000, the Parent Company filed with the then ERB an application for a ₱0.30 per kilowatt-hour rate increase. Under the ERC, the Parent Company's rate increase application was renumbered to ERC Case No. 2001-646.

In accordance with Section 36 of RA No. 9136, the National Power Corporation (NPC) and all the distribution utilities were required to file their unbundled rate charges with the ERC, within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the UFR issued by the ERC on October 30, 2001.

[redacted]

On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kilowatt-hour rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application are deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated rate petitions. According to the Decision, the ERC granted an Overall Average Tariff Adjustment (OATA) of ₱0.054 per kilowatt-hour, compared to its February 2003 effective selling price of ₱5.4040 per kilowatt-hour, not including adjustments due to the Currency Exchange Rate Adjustment (CERA) and the franchise tax. Meanwhile, according to a press statement released by the ERC, the approved rates would lead to an overall Weighted Average Tariff Adjustment (WATA) of ₱0.22 per kilowatt-hour when compared to February 2003 rates.

In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision nor the WATA found in the ERC's press statement. The Parent Company also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision. Thus, the Parent Company stated that it would not be implementing the Decision beginning its April 2003 billing cycle and that it would file a motion asking the ERC to reconsider its March 20, 2003 Decision within the 15-day period allowed following receipt of the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 Decision principally by: (a) allowing the recovery of income tax as a reasonable cost or, in the alternative, applying a rate of return based on the Weighted Average Cost of Capital of the Parent Company; (b) allowing purchased power as part of two months working capital; (c) increasing the 9.5% system loss cap by 1.11%, which corresponds to sub-transmission losses, and Parent Company use allowance from 0.25% to 0.40%; and (d) recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others. As of April 25, 2003, the said Motion for Reconsideration is still pending resolution by the ERC.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation

The accompanying financial statements are prepared in conformity with the accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts and the matters discussed in Note 1b.

[redacted]

Adoption of New Statements of Financial Accounting Standards (SFAS)/
International Accounting Standards (IAS)

The Company has adopted the following new SFAS/IAS effective in 2002:

- SFAS 16/IAS 16, "Property, Plant and Equipment";
- SFAS 24/IAS 24, "Related Party Disclosures";
- SFAS 27/IAS 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries";
- SFAS 28/IAS 28, "Accounting for Investments in Associates";
- SFAS 31/IAS 31, "Financial Reporting of Interest in Joint Ventures"; and
- SFAS 36/IAS 36, "Impairment of Assets."

Additional disclosures required by the new standards were included in prior years' financial statements, where applicable.

New Accounting Standards Effective Subsequent to 2002

The Company will adopt the following new standards in 2003, except SFAS 17/IAS 17, "Leases," which will be adopted in 2004. These new standards have been approved by the Accounting Standards Council and, based on current circumstances, the Company does not believe the effect of the adoption of the new standards to be material.

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," which prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events.
- SFAS 17/IAS 17, "Leases," which prescribes the accounting policies and disclosures to apply to finance and operating leases.
- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items.
- SFAS 38/IAS 38, "Intangible Assets," which establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally over a maximum of 20 years. The new standard also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred.

[redacted]

- SFAS 8A, "Deferred Foreign Exchange Differences," which will eliminate the deferral of foreign exchange differences effective January 1, 2003. Management believes that the adoption of SFAS 8A will not have a material effect on the Company's financial position, results of operations and cash flows since the then ERB has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II [Incremental Currency Exchange Rate Adjustment (ICERA) under the unbundled rate structure.]

<u>Basis of Consolidation and Investments in Subsidiaries</u>
The consolidated financial statements include the Parent Company and the companies that it controls (see Note 7). This control is normally evidenced when the Parent Company owns, either directly or indirectly, more than 50% of the voting rights of an investee's capital stock. The equity in net assets and in net income attributable to minority stockholders' interests are shown separately in the consolidated balance sheets and statements of income, respectively.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition to the date of disposal.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated in the consolidated financial statements.

All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments and Advances" account.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation and Subsidiaries (MIESCOR), Batangas Cogeneration Corporation, Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell).

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

<u>Investments in Associates</u>
The Company's investments in associates (generally investments in investees in which ownership interest ranges from 20% to 50%) are accounted for under the equity method in the parent company and consolidated financial statements. These are entities in which the Parent Company has significant influence and which are neither subsidiaries nor joint ventures. The investments in associates are carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Company's share in net assets of the associates, less any impairment in value. The parent company and consolidated statements of income reflect the Company's share in the results of operations of the associates. Unrealized gains arising from transactions with its associates are eliminated, to the extent of the Company's interest in the associates, against the

[redacted]

investments in the associates. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture
The Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method, wherein interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for the post acquisition changes in the venturer's share in the net assets of the jointly controlled entity.

Investments in Real Properties
Investments in real properties represent land, building, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Utility Plant and Others
Utility plant and others is stated at revalued amount less accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation for the Parent Company and certain subsidiaries and associates as of December 31, 2000 and 2002, respectively, were certified by a qualified independent appraiser. Additions of the Parent Company subsequent to the last appraisal date are stated at cost. The appraisal increase recorded by the Parent Company is reduced by the amount being recovered through the Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service (ICERA under the unbundled rate structure). Any increase in the Company's utility plant's valuation is credited to the Appraisal Increase in Utility Plant and Others; any decrease is first offset against the increase on earlier valuation in respect of the same property and is thereafter charged to the current operating income. The depreciation on appraisal increase charged to operations is transferred to Unappropriated Retained Earnings. When assets are sold or retired, their revalued amounts and accumulated depreciation and impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is released from the appraisal increase directly to unappropriated retained earnings. However, for certain subtransmission and distribution assets of the Parent Company (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is credited for the same amount.

The initial cost of utility plant and others comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of utility plant and others.

For financial reporting purposes, the Parent Company computes depreciation based on the carrying values of the utility plant and others using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of the Parent Company is computed based on the double-declining balance method.

Depreciation of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱179 million (included in the 2002 consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress

Construction in progress which represents subtransmission and distribution substations and building under construction, is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period.

Impairment of Assets

Starting January 1, 2002, the carrying values of assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of assets is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized as a reduction in the appraisal increase and any excess as a charge to current operations.

Land Held for Future Development
Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivision land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Deferred Charges
Deferred charges represent software cost, consultancy fees and other development expenditures incurred in relation to the Parent Company's corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Debt Issuance Costs
Debt issuance costs are deferred and amortized on a straight-line basis over the term of the long-term debt.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amount. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories
Materials and supplies are valued at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to its present location and condition are determined on the basis of its moving average cost. Net realizable value is the current replacement cost.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions
Provisions for loss contingencies are accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingency is disclosed.

Operating Reserves
The Parent Company provides reserves for the interest differential related to meter and service deposits and other reserves.

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Rendering of Services

Parent Company
Operating revenues are recognized upon supply of power to the customers.

The bills rendered monthly by Parent Company are computed according to rate schedules approved by the then ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The current bill format has the following components:

Basic Charge. This charge allows the Parent Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kilowatt-hour.

CERA. CERA I and II cover the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate.

PPA. This covers the increases and decreases in the cost of power bought from the Parent Company's power suppliers. It represents changes in the Parent Company's Purchased Power Cost beyond the base level of ₱1.7845 per kilowatt-hour incorporated in the Basic Charge.

In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC last December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, Distribution Charge, Supply Charge, Metering Charge, and the Universal Charge. As discussed in Note 1d, the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order approving the Implementing Rules and Regulations (IRR) for the new Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA,) which will replace the current PPA and CERA, respectively, under the unbundled rate structure.

MIESCOR

Revenues from construction contracts are recognized on the percentage of completion method of accounting and are measured principally on the basis of the estimated completion of a physical portion of the contract work, which is determined based on the actual cost incurred in relation to the total estimated cost of the contract. Contracts to manage, supervise, or coordinate the construction activity of others and those contracts wherein the materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

Rockwell

Revenue from cinema, bowling and billiards is recognized when earned.

Sale of Real Estate

Rockwell

Revenue is recognized when the significant risks and rewards of ownership of the property have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate, which include the sale of land and condominium units, are accounted for under the percentage of completion method where Rockwell has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

The estimated future expenditures for development are charged proportionately to the cost of land and condominium units sold and the remaining land and condominium units with a corresponding liability for the portion pertaining to units sold.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease Income

Rockwell

Lease income from condominium units held for lease and mall operations are accounted for on a straight-line basis over the lease term.

Interest Income

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset).

[redacted]

Foreign Currency Transactions
Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transactions. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are generally recognized in the statements of income in the period in which they arise. However, foreign exchange gains or losses arising from the Parent Company's restatement of foreign currency denominated loans to the current exchange rate are deferred and amortized (shown as part of "Interest and other charges - CERA II recovery" in the statements of income) as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs
The Parent Company and its subsidiaries have funded, noncontributory defined benefit retirement plans for all permanent employees. Retirement costs are actuarially determined using the entry-age-normal funding method. Under this method, the funding is based on a level percentage of salary from date of entry. The level percentage (or Normal Cost Rate) is determined by dividing the present value of projected benefits at entry ages by present value of projected compensation at entry ages.

Stock Option Plan
The Parent Company has a stock option plan for the granting of non-transferable options to management and employees of the Parent Company to purchase fixed number of shares of stock at a stated price during a specified period. When options are exercised, the capital stock transactions are recorded at the option price.

Borrowing Costs
Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized.

Leases
Operating lease payments are recognized as expense on a straight-line basis over the lease term.

Income Tax
Deferred income tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to: (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) carryforward benefit of the net operating loss carryover (NOLCO) and the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and in which NOLCO and MCIT are expected to be applied. A valuation allowance is provided when the deferred tax assets will not be realized in the future.

Financial Instruments

The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amount paid to or received from counterparties under these interest rate structures are recorded as interest expense included under "Interest and other charges" in the statements of income in the period in which they accrue.

The Parent Company also uses currency swaps to manage currency risks related to certain obligations. The gains or losses on the currency swaps are recognized simultaneous with the related underlying transactions.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Thus, such mark-to-market values are presented in the related notes to the financial statements for disclosure purposes only.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

Business segments: for management purposes, the Company is organized into three major operating businesses as follows: power distribution, real estate and services. The Company's business shown in aggregate as services comprises principally of engineering consulting and computer-related services. These are the bases upon which the Company reports its primary segment information. Financial information on business segment is presented in the table in the next page.

Intersegment transactions: segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

[redacted]

Business Segment Data

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
							(Amounts in Millions)								
Revenues															
External sales	**₱121,576**	₱129,367	₱103,667	**₱977**	₱1,877	₱1,720	**₱1,276**	₱1,466	₱1,363						
Inter-segment sales	**30**	33	24	**–**	–	–	**200**	357	265						
Total revenues	**121,606**	129,400	103,691	**977**	1,877	1,720	**1,476**	1,823	1,628	**(₱230)**	(₱390)	(₱289)	**₱123,829**	₱132,710	₱106,750
Results															
Segment results	**1,279**	5,052	5,791	**(20)**	(356)	33	**(153)**	(62)	(185)	**–**	–	–	**1,106**	4,634	5,639
Interest and other charges - net													**(3,839)**	(3,287)	(2,048)
Equity in net earnings of investees													**306**	605	338
Minority interest													**187**	367	115
Provision for (benefit from) income tax													**225**	(838)	(1,554)
Net income (loss)													**(2,015)**	1,481	2,490
Other Information															
Segment assets	**139,611**	132,355	122,398	**10,881**	11,425	12,735	**2,075**	2,666	3,216	**(2,860)**	(2,371)	(2,543)	**149,707**	144,075	135,806
Investments at equity	**4,261**	2,379	2,589	**–**	–	–	**–**	–	–	**(1,494)**	(1,448)	(1,851)	**2,767**	931	738
Consolidated total assets	**143,872**	134,734	124,987	**10,881**	11,425	12,735	**2,075**	2,666	3,216	**(4,354)**	(3,819)	(4,394)	**152,474**	145,006	136,544
Segment liabilities	**75,198**	66,850	61,219	**4,533**	5,253	5,784	**4,613**	5,370	5,810	**(544)**	(351)	(35)	**83,800**	77,122	72,778
Capital expenditures	**6,505**	7,232	5,386	**18**	706	170	**319**	306	279	**–**	–	–	**6,842**	8,244	5,835
Depreciation and amortization	**4,870**	4,816	4,161	**208**	202	40	**137**	41	169	**–**	–	–	**5,215**	5,059	4,370
Noncash expenses other than depreciation and amortization	**3,622**	775	455	**358**	17	–	**72**	58	6	**–**	–	–	**4,052**	850	478

4. Supplemental Information on Rockwell

Rockwell is engaged in real estate development and the sale or lease of residential and commercial lots and units. In December 2000, Rockwell had a soft launching of its mall operations - "The Power Plant." "The Power Plant" started commercial operations on January 1, 2001.

In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala." The "Manansala" is a residential condominium located within the Rockwell Center built to answer the demand for smaller studio and two-bedroom units. The project broke ground in May 2002, with 67% market take up by yearend. As of December 31, 2002, construction activities only involved excavation and minor substructure works. Construction costs incurred as of December 31, 2002 amounted to ₱79.0 million. Rockwell expects to complete the "Manansala" by December 2005.

Total cash received from pre-selling activities of "Manansala" amounted to ₱389.4 million as of December 31, 2002 and is shown as part of "Accounts payable and other current liabilities - Deposits from pre-selling of condominium units" in the 2002 consolidated balance sheet (see Note 17).

Condensed financial information for Rockwell, before intercompany elimination, follows:

	2002	2001	2000
		(Amounts in Millions)	
Cash and cash equivalents	**₱362**	₱147	₱66
Trade and other receivables - net	**493**	1,202	1,632
Land held for future development - net	**3,157**	3,309	3,196
Total assets	**10,005**	11,412	12,926
Revenues	**1,125**	1,970	1,794
Costs and expenses	**1,606**	2,761	1,699
Net income (loss)	**(481)**	(791)	95

[redacted]

5. Utility Plant and Others

	Parent Company		Consolidated		
	2002	2001	2002	2001	2000
			(Amounts in Millions)		
At cost:					
Subtransmission and distribution	**₱55,206**	₱52,362	**₱47,808**	₱51,902	₱47,118
Others	**16,162**	15,887	**16,719**	16,348	14,155
	71,368	68,249	**64,527**	68,250	61,273
Land	–	–	**2**	2	130
Building and improvements	–	–	**212**	117	91
Office, furniture, fixtures and other equipment	–	–	**543**	273	502
Transportation equipment	–	–	**118**	117	114
Others	–	–	**752**	744	794
	71,368	68,249	**66,154**	69,503	62,904
Less accumulated depreciation	**17,975**	16,606	**11,824**	17,195	14,144
	53,393	51,643	**54,330**	52,308	48,760
Appraisal increase:					
Subtransmission and distribution	**19,144**	38,419	**26,128**	38,419	35,820
Others	**10,405**	7,487	**10,366**	7,487	6,254
	29,549	45,906	**36,494**	45,906	42,074
Land	–	–	**15**	–	–
Building and improvements	–	–	**29**	–	–
Office, furniture, fixtures and other equipment	–	–	**167**	–	–
Transportation equipment	–	–	**46**	–	–
	29,549	45,906	**36,751**	45,906	42,074
Less accumulated depreciation	**3,655**	20,328	**10,600**	20,328	17,999
	25,894	25,578	**26,151**	25,578	24,075
	₱79,287	₱77,221	**₱80,481**	₱77,886	₱72,835

The movement of utility plant and others for the year ended December 31, 2002 follows:

	Parent Company					Office Furniture,			
	Subtransmission and Distribution	Others	Total Parent Company	Land	Building and Improvements	Fixtures and Other Equipment	Transportation Equipment	Others	Total Consolidated
					(Amounts in Millions)				
Appraised values:									
Beginning	₱90,781	₱23,374	₱114,155	₱2	₱117	₱273	₱117	₱744	₱115,408
Additions	4,524	349	4,873	–	95	354	6	8	5,336
Disposals/retirements	(8,664)	(35)	(8,699)	–	–	(84)	(5)	–	(8,788)
Appraisal increase (decrease)	(12,291)	2,879	(9,412)	15	29	167	46	–	(9,155)
Ending	74,350	26,567	100,917	17	241	710	164	752	102,801
Accumulated depreciation:									
Beginning	32,143	4,791	36,934	–	32	30	73	453	37,522
Charge for the year	3,083	908	3,991	–	5	170	11	5	4,182
Disposals/retirements	(8,636)	62	(8,574)	–	–	(84)	(5)	–	(8,663)
Appraisal increase	(8,615)	(2,106)	(10,721)	–	–	–	–	–	(10,721)
Ending	17,975	3,655	21,630	–	37	116	79	458	22,320
Net book value - December 31, 2002	₱56,375	₱22,912	₱79,287	₱17	₱204	₱594	₱85	₱294	₱80,481
Net book value - December 31, 2001	₱58,638	₱18,583	₱77,221	₱2	₱85	₱243	₱44	₱291	₱77,886

A qualified independent appraiser performs valuations of utility plant and others of the Parent Company, subsidiaries and certain associates periodically, with the latest valuation as of December 31, 2000 for the Parent Company and December 31, 2002 for subsidiaries and associates.

On January 27, 2003, the Board of Directors (BOD) approved the conveyance of real properties of the MML Development Center (MMLDC) in Antipolo City, with a net book value of ₱647 million, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund. The Parent Company will seek ERC approval before the conveyance is consummated.

Substantially all of the Parent Company's utility plant (₱78.3 billion as of December 31, 2002 and ₱76.1 billion as of December 31, 2001) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

6. Construction in Progress

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
	(Amounts in Millions)				
Beginning	**₱6,932**	₱7,125	**₱7,039**	₱10,591	₱7,201
Additions	**6,505**	7,365	**6,505**	7,365	5,835
Transfers to utility plant and others	**(4,824)**	(7,558)	**(4,825)**	(10,917)	(2,445)
Ending	**₱8,613**	₱6,932	**₱8,719**	₱7,039	₱10,591

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱119 million, ₱216 million and ₱167 million in 2002, 2001 and 2000, respectively.

7. Investments and Advances

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
	(Amounts in Millions)				
Investments in shares of stocks in subsidiaries, associates and joint venture (see Note 8)	**₱4,261**	₱2,379	**₱2,767**	₱931	₱738
Advances to subsidiaries and associates	**–**	6	**30**	69	117
Investments in shares of stock - at cost	**114**	111	**454**	388	354
Investments in real properties - net of accumulated depreciation of ₱325 million, ₱187 million and ₱12 million in 2002, 2001 and 2000, respectively (see Note 15)	**–**	–	**4,226**	4,857	714
	₱4,375	₱2,496	**₱7,477**	₱6,245	₱1,923

The Parent Company's subsidiaries, associates, and joint venture follow:

	Percentage of Ownership				
	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
Subsidiaries					
Meralco Energy, Inc.	**100**	100	**–**	–	–
eMeralco Ventures, Inc.	**100**	100	**–**	–	–
Asian Center for Energy Management	**100**	–	**–**	–	–
Meralco Financial Services Corporation	**100**	–	**–**	–	–
MIESCOR	**97**	72	**–**	–	–
CIS	**51**	51	**–**	–	–
Batangas Cogeneration Corporation	**51**	51	**–**	–	–
Rockwell	**51**	51	**–**	–	–

[redacted]

	Percentage of Ownership		
	2002	2001	2000
Associates			
First Private Power Corporation and Subsidiary (FPPC)	40	40	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	**35**	35	35
Joint Venture			
Soluziona	**50**	50	50

The details and movements of investments in subsidiaries, associates and joint venture which are accounted for under the equity method follow:

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
Investees:					
FPPC	**₱2,641**	₱818	**₱2,641**	₱818	₱647
Rockwell	**1,174**	1,434	**–**	–	–
GEPMICI	**87**	85	**87**	85	65
Others	**359**	42	**39**	28	26
	₱4,261	₱2,379	**₱2,767**	₱931	₱738

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
Acquisition costs	**₱1,465**	₱1,033	**₱648**	₱647	₱654
Accumulated equity in net earnings:					
Balance at beginning of year	**1,346**	1,611	**284**	84	234
Equity in net earnings (losses) for the year	**(325)**	140	**306**	605	338
Dividends declared	**(187)**	(405)	**(187)**	(405)	(488)
Balance at end of year	**834**	1,346	**403**	284	84
Share in revaluation increment of subsidiaries and an associate	**1,962**	–	**1,716**	–	–
	₱4,261	₱2,379	**₱2,767**	₱931	₱738

Condensed financial information for FPPC and GEPMICI are as follows:

	2002	2001	2000
		(Amounts in Millions)	
Assets:			
Current	**₱1,690**	₱1,493	1,548
Noncurrent	**4,287**	4,725	5,201
Liabilities:			
Current	**1,147**	1,184	936
Noncurrent	**2,370**	2,749	3,285
Net assets	**2,460**	2,285	2,528
Revenues	**1,031**	3,166	2,767
Costs and expenses	**314**	2,310	1,664
Net income	**717**	856	1,103

Undistributed accumulated equity in earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱834 million and ₱1.3 billion as of December 31, 2002 and 2001, respectively. These amounts are not currently available for distribution as dividends until declared as dividends by the investees.

Investments in real properties include the accumulated costs incurred for the development and construction of the mall - "The Power Plant" and condominium units held for lease. "The Power Plant" mall is a four-level lifestyle shopping center located at the heart of the Rockwell Center. Unamortized borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱302.0 million and ₱333.9 million as of December 31, 2002 and 2001, respectively. No borrowing costs were capitalized in 2002 and 2001. Depreciation related to investments in real properties amounted to ₱154 million, ₱175 million and ₱12 million in 2002, 2001 and 2000, respectively. Condominium units held for lease amounting to ₱218 million with accumulated depreciation of ₱16 million were reclassified to inventories in 2002.

On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into 1,000 Class A and 500 Class B common shares of stock of RLCI with a par value of ₱1,000 per share. On the same date, Rockwell and RLCI agreed to convert a portion of the Rockwell advances to RLCI totaling ₱213 million in exchange for 600 Class A shares and 200 Class B shares of RLCI. As of December 31, 2002, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱54 million (₱60 million in 2001 and ₱96 million in 2000) and ₱187 million (₱187 million in 2001 and 2000), respectively (shown as part of "Investments in shares of stock - at cost").

8. Interest in a Joint Venture

The Parent Company's aggregate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona is as follows:

	2002 (Unaudited)	2001	2000
		(Amounts in Millions)	
Assets			
Current assets	**₱103**	₱94	₱47
Noncurrent assets	**14**	28	23
Liabilities			
Current liabilities	**68**	66	34
Noncurrent liabilities	**5**	18	15
Net assets	**44**	38	21
Income	**205**	199	84
Expense	**185**	175	72

[redacted]

9. Cash and Cash Equivalents

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
Cash on hand and in banks	**₱1,414**	₱1,843	**₱1,641**	₱2,124	₱371
Short-term investments	**4,779**	781	**5,191**	842	5,003
	₱6,193	₱2,624	**₱6,832**	₱2,966	₱5,374

Cash in banks earn interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

10. Receivables

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
Notes and customers' accounts (including unbilled revenues of ₱10,685 million in 2002, ₱10,350 million in 2001 and ₱8,251 million in 2000 both for parent company and consolidated) (see Note 13)	**₱20,660**	₱19,689	**₱21,555**	₱21,742	₱17,635
Related parties (see Note 20)	**468**	542	**163**	481	879
Others	**1,255**	934	**1,641**	1,162	1,396
	22,383	21,165	**23,359**	23,385	19,910
Less allowance for doubtful accounts	**1,582**	1,233	**1,671**	1,312	952
	₱20,801	₱19,932	**₱21,688**	₱22,073	₱18,958

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the following month.

11. Inventories

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
Materials and supplies	**₱1,198**	₱1,700	**₱1,253**	₱1,754	₱2,373
Condominium units for sale	**–**	–	**454**	648	2,188
	1,198	1,700	**1,707**	2,402	4,561
Less allowance for inventory obsolescence and decline in value	**207**	26	**395**	38	–
	₱991	₱1,674	**₱1,312**	₱2,364	₱4,561

12. Other Current Assets

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
Deferred tax assets - net (see Note 22)	**₱1,567**	₱891	**₱1,640**	₱1,009	₱199
Advance payments to suppliers	**394**	694	**394**	694	334
Others	**63**	60	**107**	83	249
	₱2,024	₱1,645	**₱2,141**	₱1,786	₱782

13. Other Noncurrent Assets

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
Deferred foreign exchange loss (CERA II)	**₱7,501**	₱6,677	**₱7,501**	₱6,677	₱7,078
Deferred PPA (net of allowance for probable losses on disallowed receivables of ₱1.6 billion in 2002)	**6,127**	10,389	**6,127**	10,389	7,145
Deferred pass-thru fuel costs (see Note 17)	**4,544**	–	**4,544**	–	–
Deferred charges - net	**1,577**	2,456	**1,577**	2,456	2,473
Unamortized debt issuance costs	**845**	938	**845**	938	789
Input value added tax (VAT) and creditable withholding tax	**–**	–	**364**	748	819
Others	**994**	1,750	**1,423**	1,855	1,733
	₱21,588	₱22,210	**₱22,381**	₱23,063	₱20,037

CERA II represents deferred foreign exchange losses that are billable to customers in the following billing period when realized (see Note 21).

Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

On April 30, 2002, the ERC issued a Cease and Desist Order (CDO) ordering the Parent Company to cease and desist from automatically billing the unbilled PPAs. The Parent Company filed a Motion for Reconsideration on May 7, 2002 with the ERC which was denied on May 28, 2002. On December 19, 2002, the ERC issued an Order under ERC Case No. 2001-383 stating that upon verification of the Parent Company's computation of the unbilled PPAs of ₱9.3 billion as of September 30, 2002, only ₱7.2 billion can be billed to the customers. The difference of ₱2.1 billion, which was not allowed for recovery from customers by the ERC, pertains to anti-pilferage expenses of ₱1.3 billion and VAT savings in Independent Power Producers (IPP) costs of ₱810 million reflected in residential customers' bills as part of the ₱0.30 per kilowatt-hour mandated rate reduction provided for in Section 72 of RA No. 9136.

The Parent Company has written-off the portion related to the anti-pilferage campaign expenses of ₱1.3 billion. The write-off is reflected as reduction in revenue of ₱401 million in the 2002 statement of income while the remaining balance of ₱878 million is shown as part of "Write-off of disallowed receivables" in the 2002 statement of income. Pending the final resolution from ERC

[redacted]

and the competent Court, the Parent Company provided an allowance for the remaining portion of the disallowances by the ERC amounting to ₱810 million shown as part of "Provision for probable losses on disallowed receivables" in the 2002 statement of income. Recovery of the ₱810 million VAT savings reflected as part of the mandated rate reduction will be addressed by the ERC in a separate order. In a letter dated October 30, 2002, the ERC informed the Parent Company not to implement a change in the current procedure of using a portion of the VAT savings as part of the mandated rate reduction.

Of the total approved unbilled PPAs, however, ₱1.5 billion is still being evaluated by the ERC. This portion of the unbilled PPAs pertains to the transmission line fee charges of Quezon Power (Philippines) Limited Co. (QPPL) for the period January 1, 2000 to September 30, 2002. As of December 31, 2002, this increased to ₱1.7 billion (see Note 26d). The recoverability of these unbilled PPAs depends on the outcome of the evaluation of the ERC. Pending the final evaluation of the ERC, the Parent Company provided an allowance for a portion of these transmission line fee charges amounting to ₱829 million and is shown as part of "Provision for probable losses on disallowed receivables" in the 2002 statement of income. The allowance was estimated based on the ERC Decision discussed in Note 1d.

The ERC in the same order has allowed the Parent Company to collect the unbilled PPAs of ₱5.7 billion (₱7.2 billion less ₱1.5 billion), through a schedule and amount to be provided by the ERC when it promulgates its Decision on the Parent Company's unbundled rate application.

According to the ERC's Decision on the Parent Company's rate unbundling, dated March 20, 2003, the Parent Company was authorized to recover the unbilled PPAs of ₱5.7 billion through its rates to customers by an amount equivalent to ₱0.0875 per kilowatt-hour over a period of three years. In a manifestation filed with the ERC last April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning its April 2003 billing cycle.

Of the ₱5.7 billion PPAs allowed to be billed by the ERC, ₱4.1 billion is shown under "Deferred PPA" account and ₱1.6 billion under "Receivables - notes and customers' accounts" account in the 2002 balance sheet.

Deferred PPA in 2001 includes payments made, amounting to ₱2.1 billion, by the Parent Company to QPPL by virtue of its Purchase Power Agreement (Agreement) with QPPL. As discussed more fully in Note 26d, on February 22, 2002, the Parent Company and QPPL amended the Agreement which provided for, among others, rebates on future deliveries subject to the satisfaction of certain conditions.

The deferred pass-thru fuel costs pertain to the cost of unconsumed gas. This represents the quantity of natural gas that was contracted for but not consumed by the Parent Company's suppliers because of the constrained dispatch of First Gas Power Corporation (FGPC) and FGP Corp. (collectively referred to as "First Gas" - see Notes 20 and 26c), with the combined capacity of 1,500 megawatt (MW). Both the Sta. Rita (1,000 MW-capacity) and the San Lorenzo (500 MW-capacity) power plants of First Gas should have been dispatched at the stipulated capacity factor for the year 2002. For the whole year of 2002, the Parent Company was billed by First Gas for the cost of such unconsumed gas amounting to US$85 million. Such unconsumed gas can be consumed over a period of 10 years. The payment term is dependent upon the outcome of the dispute described below. The related liability is presented as part of "Accounts payable and other current liabilities - trade accounts payable" (see Note 17).

A dispute has arisen between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc, and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. First Gas' position is that the Gas Sellers have breached the "Most Favored Nations Clause" (MFN) contained in their GSPA by failing to offer First Gas certain price terms that the Gas Sellers have offered to NPC in connection with NPC's 1,200 MW Ilijan Power Plant. The Gas Sellers offered a deferred payment facility to NPC to finance payment for gas not taken but payable by NPC under its GSPA with the Gas Sellers for the Ilijan Power Plant. The Gas Sellers have not offered a deferred payment facility to First Gas. If the Gas Sellers had provided First Gas with a deferred payment facility pursuant to the MFN under the GSPA, the Parent Company's obligations to pay for unconsumed gas for 2002 would also be deferrable. Thus, the entire amount billed by First Gas to the Parent Company for the cost of such unconsumed gas is the subject of a bona fide dispute between First Gas and the Gas Sellers under their GSPA and as such is not payable at this time. First Gas intends to vigorously pursue its dispute with the Gas Sellers under their GSPA. The beneficiaries of the dispute are the Parent Company and the consumers. In case First Gas losses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers.

The Parent Company expects that with the increasing demand for electricity in 2005, First Gas will be in a position to utilize the unconsumed gas within the prescribed 10-year period.

Deferred charges mainly represent software cost, consultancy fees and other development expenditure related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and executive information system. Amortization charged to operations amounted to ₱879 million, ₱779 million and ₱727 million for the years ended December 31, 2002, 2001 and 2000, respectively.

"Others" include matured placements with a local bank, amounting to ₱272 million as of December 31, 2002 (₱383 million as of December 31, 2001), which were placed under receivership on April 26, 2000. A rehabilitation plan was drawn up to guarantee the servicing and eventual payment of all obligations and liabilities of such bank. On May 15, 2001, the Parent Company entered into a Memorandum of Agreement (MOA) with the major stockholders of the local bank for the repayment terms of the Parent Company's matured placements. Based on the MOA and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank dated July 12, 2001, 75% of the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% of the placements were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 was discounted. The Parent Company collected ₱111 million in 2001. The bank and its subsidiary have since been merged with another commercial bank and opened to the public on September 3, 2001.

In January 2001, Rockwell filed a claim for refund or issuance of Tax Credit Certificates (TCCs) with the Bureau of Internal Revenue (BIR) for its excess input VAT in the amount of ₱250 million covering the period December 1, 1999 to December 31, 2000. The TCCs were issued by the BIR in December 2001 and January 2002. Rockwell sold a portion of these TCCs to an affiliate at a discount. The unsold TCCs are shown as part of input VAT and creditable withholding tax.

14. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	2002	2001	2000
		(Amounts in Millions)	
Preferred stock - 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued Series B - 83,715,340 shares in 2002, 86,317,451 shares in 2001 and 83,018,928 shares in 2000	**₱837**	₱863	₱830
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued - 995,734,487 shares in 2002, 995,718,823 shares in 2001 and 995,006,383 shares in 2000	**₱9,957**	₱9,957	₱9,950
Subscribed - 3,526,974 shares in 2002, 10,592,471 shares in 2001 and 11,304,911 shares in 2000	**36**	106	113
	₱9,993	₱10,063	₱10,063

The Articles of Incorporation of the Parent Company was amended in a resolution taken during the Annual Stockholders' meeting held on May 28, 2002, to reflect the increase in its authorized capital stock from 1,080,000,000 common shares with par value of ₱10 to 1,242,000,000 common shares with par value of ₱10. The filing of the Amended Articles of Incorporation with the Securities and Exchange Commission (SEC) is still pending.

Preferred stock are nonparticipating, nonconvertible into common stock and, like common stock, have no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.

Series B preferred stock are redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require installation of facilities, applying customers are required to pay deposits on subscriptions to preferred stock. Such deposits, which are intended to cover the installation cost of the facilities, are payable immediately or over a maximum period of one year, at the option of the customer. Upon full settlement of the deposit, the Parent Company issues the underlying preferred stock to the customers.

[redacted]

Movement of capital stock follows:

	2002	2001	2000
Preferred Stock			
Balance at beginning of year	**86,317,451**	83,018,928	80,412,100
Issuance of shares	**7,354,900**	9,836,900	3,174,700
Redemption of shares	**(9,957,011)**	(6,538,377)	(567,872)
Balance at end of year	**83,715,340**	86,317,451	83,018,928
Common Stock			
Issued:			
Balance at beginning of year	**995,718,823**	995,006,383	828,793,698
Issuances of shares	**15,664**	712,440	166,212,685
Balance at end of year	**995,734,487**	995,718,823	995,006,383
Subscribed:			
Balance at beginning of year	**10,592,471**	11,304,911	9,799,047
Stock dividend - 20%	**–**	–	167,718,549
Issuance of shares	**(15,664)**	(712,440)	(166,212,685)
Cancelled subscriptions	**(7,049,833)**	–	–
Balance at end of year	**3,526,974**	10,592,471	11,304,911

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

> Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and
>
> Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's by-laws. The resolution is subject to approval by the Parent Company's stockholders and the SEC.

b. Employee Stock Ownership Plan (Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

[redacted]

A summary of shares under the Plan follows:

	Number of Shares		
	2002	2001	2000
Total shares allocated	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**18,367,249**	18,367,249	18,367,249
Less cancellations	**7,049,833**	–	–
Balance at end of year	**11,317,416**	18,367,249	18,367,249
Options unexercised at end of year	**13,682,584**	6,632,751	6,632,751

As of December 31, 2002, accumulated cancelled shares from participants totaled 7,049,833 shares. It has been the Parent Company's policy to re-offer cancelled shares to qualified participants in subsequent offerings. Since the Parent Company does not expect to have an offering in the very near future, the BOD has allowed the cancellation of these shares effective December 31, 2002. The cancellation is reflected as a reversal of the subscribed common shares and the corresponding subscriptions receivable and capital in excess of par value in the 2002 statement of changes of stockholders' equity.

c. Retained Earnings

On July 23, 2001, the BOD approved the transfer from unappropriated retained earnings of ₱6.6 billion to appropriated retained earnings for long-term expansion and improvement projects.

15. Long-term Debt

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
Parent Company - Secured					
First Mortgage Bonds issued for:					
Gross availments from various credit facilities:					
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱7,135**	₱7,404	**₱7,135**	₱7,404	₱7,479
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,583**	3,574	**3,583**	3,574	4,595
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005 *	**441**	511	**441**	511	611

(Forward)

[redacted]

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
US dollar term loans at annual interest rate of LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**₱93**	₱–	**₱93**	₱–	₱–
US dollar term loan at annual interest rate of 2.7%, payable in semi-annual installments up to 2002	–	17	–	17	32
Japanese yen term loan at annual interest rate of 7.375%, payable in semi-annual installments up to 2001	–	–	–	–	91
	11,252	11,506	**11,252**	11,506	12,808
Parent Company - Unsecured					
US dollar term loan at annual interest rate of LIBOR 6 months plus 1.6%, payable in semi-annual installments up to 2005	**6,390**	6,203	**6,390**	6,203	5,988
US dollar term loan at annual interest rate of LIBOR 6 months plus 1%, payable in semi-annual installments up to 2005	**5,325**	5,169	**5,325**	5,169	4,990
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	**2,910**	3,000	**2,910**	3,000	3,000
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	**600**	600	**600**	600	–
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	**26**	32	**26**	32	38
	15,251	15,004	**15,251**	15,004	14,016
Rockwell - Secured by Rockwell Assets					
Long-term commercial papers (LTCPs)	–	–	**1,333**	2,000	2,000
Loans from various banks	–	–	**936**	–	–
Syndicated loan payable to a local bank	–	–	**714**	714	1,000
	–	–	**2,983**	2,714	3,000
Batangas Cogen - Unsecured	–	–	–	–	92
	26,503	26,510	**29,486**	29,224	29,916
Less current portion	**5,071**	1,136	**6,065**	2,516	1,177
	₱21,432	₱25,374	**₱23,421**	₱26,708	₱28,739

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

[redacted]

Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱78.3 billion as of December 31, 2002 and ₱76.1 billion as of December 31, 2001) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. For the years ended December 31, 2002, 2001 and 2000, the Parent Company did not comply with the minimum rate of RORB of 8% and financial reporting as required by two foreign secured creditors. In addition, for the year ended December 31, 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company is in the process of securing waivers with the concerned secured and unsecured creditors for the noncompliance of certain financial ratios and financial reporting.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$10 million. With respect to the MCA, the Parent Company has committed obligations, amounting to US$8 million as of December 31, 2002, for the funding of two major projects to be completed by foreign suppliers until the second quarter of 2004. Actual loan drawdown amounted to US$1.7 million as of December 31, 2002. Drawdowns under MCA shall represent scheduled payments to the foreign suppliers under the respective supply contracts.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

	Amount in Original Currency				Total
Year	US Dollar	Japanese Yen	Deutschmark*	Philippine Peso	Peso Equivalent
	(Amounts in Millions)				
2003	78	1,011	6	286	₱5,071
2004	99	1,011	6	1,305	7,205
2005	76	1,011	4	1,815	6.403
2006	13	1,011	–	124	1,275
2007 thereafter	88	4,046	–	6	6,549
	354	8,090	16	3,536	₱26,503

**Converted to Euro on January 1, 2002*

Rockwell

LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture over investments in real properties with a carrying value of ₱ 3.6 billion as of December 31, 2002.

Loans from Various Banks

Loans from various banks have annual interest rates ranging from 8.41% to 15.00% in 2002 and 13.50% to 16.50% in 2001. Trade receivables from sale of existing condominium units amounting to ₱106 million and ₱1.0 billion as of December 31, 2002 and 2001, respectively, and certain parcels of land with an estimated carrying value of ₱900 million as of December 31, 2002, have been assigned as security for these loans.

In September 2002, a substantial portion of the short-term loans of Rockwell, amounting to ₱944 million, was restructured. As of December 31, 2002, the outstanding balance of these restructured loans follows:

Bank	Amount *(In Millions)*	Restructured Terms
Equitable PCI Bank, Inc.	₱702	Payable in three equal annual amortizations of ₱234 million each, commencing on July 1, 2003. Interest shall be equivalent to the 91-day Mart 1 rate plus 2.75% per annum, payable quarterly in arrears.
Metropolitan Bank and Trust Company	234	Payable in thirty-six equal monthly amortizations of ₱7.8 million each, commencing on December 30, 2002. Interest rate is fixed at 9.75% per annum, payable monthly.
	₱936	

Syndicated Loan

The Syndicated loan (with an original amount of ₱1 billion) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million is variable based on cost of funds plus 2.5% per annum payable quarterly in arrears.

In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables from the "Manansala" condominium project (see Note 4) maturing in 2005 and investments in real properties with a carrying value of ₱3.6 billion as of December 31, 2002 have been assigned as security for these loans.

The schedule of repayments of Rockwell long-term debt is as follows:

2003	₱994
2004	994
2005	995
	₱2,983

As of December 31, 2002, unamortized borrowing costs capitalized as part of investments in real properties and land held for future development amounted to ₱326.7 million (2001 - ₱359.2 million). No borrowing costs were capitalized in 2002 and 2001.

16. Notes Payable

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
Parent Company - Unsecured					
US dollar loans with annual interest rates ranging from 3.0% to 4.3% in 2002, 3.6% to 7.93 % in 2001 and 9.84% to 11.00% in 2000	**₱4,742**	₱5,531	**₱4,742**	₱5,531	₱5,498
Philippine peso loans with annual interest rates ranging from 6.5% to 9.25% in 2002 and 11% to 12% in 2001 and 6.77% to 8.69% in 2000	**1,925**	1,931	**1,925**	1,931	374
Rockwell - Secured by Rockwell Assets					
Philippine peso term loans with annual interest rates ranging from 8.41% to 15% in 2002, 13.5% to 16.50% in 2001 and 17.25% to 20.5% in 2000	**–**	–	**90**	1,466	1,645
MIESCOR - Unsecured					
Philippine peso term loans with annual interest rates ranging from 7.8% to 18.3% in 2002, 14.6% to 18.3% in 2001 and 11.5% to 14.3% in 2000	**–**	–	**492**	597	680
CIS - Unsecured					
Philippine peso term loans with annual interest rates ranging from 14% in 2002, 14% to 14.75% in 2001 and 11.25% to 11.375% in 2000	**–**	–	**44**	80	39
	₱6,667	₱7,462	**₱7,293**	₱9,605	₱8,236

As discussed in Note 15, short-term loans of Rockwell, amounting to ₱936 million were restructured in 2002. Accordingly, these loans are reflected as part of the long-term debt in 2002.

[redacted]

82-3237

17. Accounts Payable and Other Current Liabilities

	Parent Company		Consolidated		
	2002	2001	2002	2001	2000
			(Amounts in Millions)		
Trade accounts payable (see Note 20)	**₱13,653**	₱11,204	**₱14,288**	₱11,978	₱10,810
Liability arising from deferred pass-thru fuel costs (see Note 13)	**4,544**	–	**4,544**	–	–
Accrued taxes	**718**	546	**742**	617	646
Current portion of advance payment received from a customer (see Note 18)	**633**	799	**633**	799	–
Current portion of meter and service deposits (see Note 18)	**480**	688	**480**	688	387
Accrued interest on loans	**411**	454	**412**	527	504
Accrued pension	**363**	–	**363**	–	–
Advance payment received from pole rentals	**200**	–	**200**	–	–
Current portion of interest on meter and service deposits (see Note 18)	**72**	31	**72**	31	20
Deposits from pre-selling of condominium units (see Note 4)	–	–	**389**	–	–
Customers' deposits	–	–	**417**	187	167
Accrued expenses and other liabilities	**2,087**	1,377	**2,825**	2,626	2,243
	₱23,161	₱15,099	**₱25,365**	₱17,453	₱14,777

On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase two parcels of land with a total area of about 3,008 square meters at an option price of 100,000 per square meter. The option period shall be for a period of two years. As of December 31, 2002, total payments received by Rockwell amounted to ₱284 million and is shown as part of "Accounts payable and other liabilities - customers' deposits" in the 2002 consolidated balance sheet.

18. Customers' Deposits

	Parent Company and Consolidated		
	2002	2001	2000
		(Amounts in Millions)	
Meter and service deposits - net of current portion	**₱8,898**	₱7,866	₱7,231
Interests on meter and service deposits - net of current portion	**3,026**	2,730	3,097
Advance payment received from a customer - net of current portion (see Note 17)	–	804	–
	₱11,924	₱11,400	₱10,328

[redacted]

Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund of the excess can also be made.

Meter and service deposits earned interest at 6% per annum prior to 1995. In 1995, the then ERB issued new standard rules and regulations governing electric utilities, which includes among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company filed a motion for reconsideration which was given due course by the then ERB. In 2000, the then ERB resolved the motion maintaining its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The amendatory order issued in 2000 is yet to undergo publication in the official gazette or a newspaper of general circulation before it becomes effective. Since 1995, the Parent Company has been accruing interest based on 10% but continues to give refund at 6%. The 4% accrued interest differential of ₱356 million in 2002 and ₱319 million in 2001 is presented as part of "Operating Reserves" account in the parent company and consolidated balance sheets (see Note 19). On January 10, 2003, the Parent Company submitted an application with the ERC requesting for a reduction of the interest rate.

Interests on meter and service deposits are determined using the simple computation method. The Parent Company's external legal counsel is of the opinion that, since there is no expressed stipulation in the Terms and Conditions of Service, as approved by the then ERB for the Parent Company and the consumers, that interest shall earn compounded interest, then *ipso facto* the 6% interest cannot be compounded.

Meter and service deposits and related accrued interest which are estimated to be refunded the following year, based on historical experience, are shown separately as part of "Accounts payable and other current liabilities" account in the parent company and consolidated balance sheets.

Advance payment received from major industrial customers (referred to as "customer") represents advance payment equal to the present value of a customers' expected future electrical requirements for the next one to three years, as specified in the advance payment agreement. Settlement of the customer's actual electric bill is done on a monthly basis wherein either party remits the difference from the pre-agreed credit in US dollar, until termination of the agreement. Advance payment to be applied the following year is shown as part of "Accounts payable and other current liabilities" account. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of "Interest expense on customers deposit" account (see Note 21). Amortization for the years ended December 31, 2002 and 2001 amounted to ₱133 million and ₱186 million, respectively. In the event of pre-termination by either party, the Parent Company shall refund the unused portion of the advance payment in US dollar calculated by marking to market the outstanding cash flows based on the pre-agreed benchmark rates.

On August 23, 2002, a customer pre-terminated its agreement, resulting to a pretermination loss of ₱9 million and is shown as part of "Interest expense on customers' deposits" (see Note 21).

[redacted]

19. Operating Reserves

	Parent Company and Consolidated		
	2002	2001	2000
	(Amounts in Millions)		
Interest differential related to customer's deposits (see Note 18)	**₱2,000**	₱1,644	₱1,325
Others	**658**	414	376
	₱2,658	₱2,058	₱1,701

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with the following related parties:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Amounts Owed by Related Parties (see Note 10)	Amounts Owed to Related Parties (see Note 17)
			(Amounts in Millions)		
FGPC (see Note 26)	Affiliate	2002	₱20,615	₱–	₱3,540
		2001	13,772	–	2,932
		2000	8,758	–	2,003
FGP Corp. (see Note 26)	Affiliate	2002	4,964	–	1,731
		2001	–	–	–
		2000	–	–	–
MIESCOR	Subsidiary	2002	200	202	–
		2001	357	224	–
		2000	265	136	–
CIS	Subsidiary	2002	81	98	–
		2001	65	276	–
		2000	63	157	–
Soluziona	Joint Venture	2002	396	4	–
		2001	236	2	–
GEPMICI	Associate	2002	378	–	–
		2001	269	–	–

FGPC and FGP Corp. are subsidiaries of FPHC.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information technology services (CIS and Soluziona), and goods (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Other transactions with related parties consist of cash advances.

[redacted]

21. Expenses

Operations and Maintenance

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
	(Amounts in Millions)				
Salaries, wages and employee benefits	**₱4,298**	₱3,954	**₱4,563**	₱4,287	₱3,736
Contractors' services	**1,961**	2,005	**1,962**	2,005	1,103
Retirement expense (see Note 23)	**1,142**	1,142	**1,144**	1,150	1,158
Provision for doubtful accounts	**414**	432	**498**	495	375
Materials and supplies	**306**	559	**334**	564	700
Provision for inventory obsolescence and decline in value	**186**	26	**362**	38	–
Transportation and travel	**175**	216	**184**	238	436
Corporate expenses	**131**	128	**148**	128	70
Property insurance	**87**	71	**87**	71	66
Others	**1,367**	786	**1,436**	1,228	922
	₱10,067	₱9,319	**₱10,718**	₱10,204	₱8,566

Depreciation and Amortization

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
	(Amounts in Millions)				
Depreciation at cost	**₱2,998**	₱2,880	**₱3,343**	₱3,123	₱2,527
Depreciation on appraisal increase (see Note 27)	**993**	1,157	**993**	1,157	1,116
Deferred charges (see Note 13)	**879**	779	**879**	779	727
	₱4,870	₱4,816	**₱5,215**	₱5,059	₱4,370

Cost of Contracts and Services

	Consolidated		
	2002	2001	2000
	(Amounts in Millions)		
Purchase of materials and supplies	**₱267**	₱270	₱269
Salaries, wages and employee benefits	**174**	192	260
Contractors' services	**47**	115	158
Gas and oil	**28**	90	34
Others	**390**	321	395
	₱906	₱988	₱1,116

Interest and Other Charges - Net

	Parent Company		Consolidated		
	2002	2001	2002	2001	2000
			(Amounts in Millions)		
Interest and dividend income	₱450	₱556	₱616	₱789	₱616
CERA II recovery	667	513	667	513	462
Total financial income	1,117	1,069	1,283	1,302	1,078
Interest expense and financial charges on loans	(2,411)	(2,211)	(2,842)	(2,993)	(1,850)
Interest expense on customers' deposits (see Note 18)	(1,035)	(1,014)	(1,035)	(1,014)	(797)
CERA II realized foreign exchange loss	(667)	(513)	(667)	(513)	(462)
Others	(270)	(1)	(578)	(69)	(17)
Total financial expenses	(4,383)	(3,739)	(5,122)	(4,589)	(3,126)
	(₱3,266)	(₱2,670)	(₱3,839)	(₱3,287)	(₱2,048)

22. Income Tax

Significant components of the Company's deferred tax assets and liabilities are as follows:

	Parent Company		Consolidated		
	2002	2001	2002	2001	2000
			(Amounts in Millions)		
Other current assets:					
Deferred tax assets:					
Allowance for probable losses on disallowed receivables	₱525	₱–	₱525	₱–	₱–
Allowance for doubtful accounts	506	394	535	419	305
Unfunded pension costs and unamortized past service costs	451	233	466	246	14
Allowance for inventory obsolescence and decline in value	66	8	126	12	–
NOLCO	–	–	254	388	135
MCIT	–	–	45	25	13
Others	19	256	124	321	–
	1,567	891	2,075	1,411	467
Less deferred tax liabilities:					
Capitalized interest	–	–	134	145	182
Others	–	–	31	95	72
	–	–	165	240	254
	1,567	891	1,910	1,171	213
Less valuation allowance	–	–	270	162	14
	₱1,567	₱891	₱1,640	₱1,009	₱199

[redacted]

	Parent Company and Consolidated		
	2002	2001	2000
	(Amounts in Millions)		
Deferred income tax - noncurrent:			
Deferred tax liabilities:			
Depreciation method differential	**₱2,705**	₱2,479	₱2,245
Capitalized duties, taxes and interest deducted in advance	**1,013**	1,050	1,010
Capitalized interest	**866**	864	827
Net book value of capitalized/realized foreign exchange loss	**130**	156	182
	4,714	4,549	4,264
Less deferred tax assets -			
Reserves and others	**736**	576	645
	₱3,978	₱3,973	₱3,619

While the Motion for Consideration is still pending with the SC, as discussed in Note 1, the provision for income tax presented in the statements of income is still segregated into utility and non-utility operations of the Parent Company.

Had provision for income tax relating to utility operations not been shown separately for purposes of computing RORB, the operating income of the Parent Company would amount to ₱5,147 million and ₱6,005 million for the years ended December 31, 2002 and 2001, respectively.

The reconciliation of income tax on pretax income computed at the statutory income tax rate to provision for (benefit from) income tax as shown in the statements of income is summarized as follows:

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
	(Amounts in Millions)				
Income tax computed at statutory tax rate	**(₱740)**	₱807	**(₱705)**	₱742	₱1,294
Income tax effects of:					
Depreciation on appraisal increase	**318**	370	**318**	370	357
Equity in net (earnings) losses of investees	**104**	(45)	**(98)**	(194)	(108)
Interest income subjected to a lower final tax rate	**(111)**	(165)	**(164)**	(166)	(151)
Nondeductible interest expense	**53**	78	**81**	82	72
Nondeductible expenses	**83**	–	**83**	–	–
Change in valuation allowance and others	**(4)**	(4)	**260**	4	90
	(₱297)	₱1,041	**(₱225)**	₱838	₱1,554

[redacted]

The components of the provision for (benefit from) income tax are as follows:

	Parent Company		Consolidated		
	2002	2001	**2002**	2001	2000
			(Amounts in Millions)		
Operating:					
Current	**₱2,110**	₱2,508	**₱2,137**	₱2,518	₱2,451
Deferred	**(674)**	(280)	**(629)**	(493)	(43)
	1,436	2,228	**1,508**	2,025	2,408
Nonoperating:					
Current	**(1,736)**	(1,224)	**(1,736)**	(1,224)	(877)
Deferred	**3**	37	**3**	37	23
	(1,733)	(1,187)	**(1,733)**	(1,187)	(854)
	(₱297)	₱1,041	**(₱225)**	₱838	₱1,554

As of December 31, 2002, the Parent Company's subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

Year Incurred	Expiry Date	NOLCO	MCIT
		(Amounts in Millions)	
2000	2003	₱128	₱13
2001	2004	661	12
2002	2005	5	20
		₱794	₱45

NOLCO applied as deduction from normal taxable income amounted to ₱23 million in 2002. Expired NOLCO amounting to ₱401 million was written off during the year.

23. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

Based on a valuation conducted by an independent actuary as of January 1, 2000, total present value of accumulated benefits amounted to ₱11.7 billion while the plan assets amounted to ₱8.5 billion. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 13% and salary increases of 10% to 14%. Retirement expense amounted to ₱1.1 billion each in 2002, 2001 and 2000 (see Note 21). Actuarial valuations are made every three years.

Under ASC SFAS 24, "Retirement Benefits Costs," the cost of defined retirement benefits, including those mandated under RA No. 7641, should be determined using an accrued benefit valuation method or a projected benefit valuation method, both of which require an actuarial valuation. Rockwell did not update its actuarial valuation. The management of Rockwell believes, however, that the effect on the consolidated financial statements of the difference between the amount recorded and the amount that would have been booked had they updated their

[redacted]

valuation is not significant. Rockwell management plans to update their actuarial valuation in 2003. Retirement expense charged to operations amounted to ₱2.7 million each in 2002, 2001 and 2000.

MIESCOR has a funded, noncontributory, defined benefit pension plan covering substantially all of its employees. Total pension expense amounted to ₱2.1 million in 2002 and ₱5.0 million in 2001. At October 31, 2001, the latest valuation date, actuarial present value of pension benefits amounted to ₱46.2 million. The fair value of plan assets amounted to ₱16.4 million. The principal actuarial assumptions used to determine pension benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a funded, contributory retirement plan covering all of its employees. At January 1, 1999, the actuarial present value of retirement benefits amounted to ₱16 million. The fair value of the plan assets amounted to ₱35 million. The principal actuarial assumption used to determine retirement benefits was a discount rate of 9% per year, compounded annually. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱1.1 billion each in 2002 and 2001 and ₱1.2 billion in 2000.

24. Financial Instruments

The Parent Company has long-term unsecured floating rate dollar debt totaling US$220 million. The Parent Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements will expire upon maturity of long-term debt.

The interest rate swap agreements for the US$120 million debt consist of a zero-cost collar that limits the Parent Company's interest rate exposure to between 5.98% and 8% and a fixed rate swap of 5.92% for the period January 19, 2001 to January 19, 2002. The Parent Company subsequently amended the fixed rate swap to a forward rate set structure which reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to a rate to be determined from August 7, 2003 to October 16, 2003 for the interest period of April 19, 2003 up to termination date.

The interest rate swap agreements for the US$100 million debt consist of a structure which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Parent Company entered into a forward rate set structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to October 3, 2002. The fixed rate was subsequently reduced to 4.58% effective April 3, 2002 to April 3, 2003 and to a rate to be determined from July 23, 2003 to October 1, 2003 for the interest period of April 3, 2003 up to termination date.

The Parent Company entered into a JPY-USD interest rate amortizing swap with notional amount of JPY5.5532 million where the Parent Company receives a fixed rate of 5.7% and pays 6-month USD LIBOR. As of December 31, 2002, outstanding notional amount of the swap is JPY4,917,489. In January 2003, this swap was pre-terminated at a realized gain of US$450,000.

The interest rate differential, which represents the present value of the excess of interest cost under these interest rate structures over current market interest rates amounted to ₱738.1 million and ₱708.1 million as of December 31, 2002 and 2001, respectively. Such amount is not included in the determination of net income under the current accounting practice.

For the US$220 million debt, the weighted average interest rate at drawdown was 7.83% that included 6-Month USD LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US Dollar interest rates. Management therefore entered into the interest rate structures described above to ensure that the Parent Company's effective interest rates on its long-term debt do not exceed 7%.

As of December 31, 2001, the Parent Company also has short-term outstanding currency swaps with aggregate notional amount of US$37.95 million at an average swap rate of ₱51.84 to US$1 that matured in 2002.

25. Contingent Liabilities

a. The Parent Company, MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes. Management, after consultations with outside counsels, believes that the final resolution of these issues will not materially affect the Company's financial position and results of operations.

b. Additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the 2001 consolidated financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

26. Significant Contracts and Commitments

Significant contracts and commitments include:

a. NPC

The Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on November 21, 1994. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

[redacted]

Without prejudice to a legal settlement of the issues pertaining to the CSE, the Parent Company started exploring with the government a mutually acceptable route which would address the CSE while meeting the transition supply requirement under RA No. 9136. The Parent Company and NPC executives met several times in the year 2002 for this purpose. As of April 25, 2003, however, no Transition Supply Contract has been signed.

The penalties amounted to ₱14.685 billion as of December 31, 2002. The disputed amount pertains to the difference between the contracted capacity/energy and the actual deliveries/purchases. In addition, NPC has charged the Parent Company interest for the unpaid penalties amounting to ₱797 million as of the December 31, 2002. In the event the Parent Company will be obliged to pay these amounts, these shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the penalty may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers. Meanwhile, on March 25, 2003, Meralco served a written demand to NPC for payment of claims amounting to ₱8.311 billion, for the following: NPC's failure to provide service to Meralco IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to Meralco, and the delay in the commissioning of QPPL's transmission line.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and have already held talks on March 25, 26, and 31, and April 3, 8, and 11, 2003. As of April 25, 2003, the mediation process is still ongoing.

The external legal counsel, after reviewing and evaluating the facts based on documents and records made available, is of the opinion that there appears to be sufficient factual legal basis to sustain the propriety and validity of the Parent Company's termination of the CSE. Furthermore, the legal counsel opined that the Parent Company may not be held contractually and legally liable for the penalties and interest charged by NPC.

Total purchased power from NPC amounted to ₱54,602 million and ₱79,553 million for the years ended December 31, 2002 and 2001, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission.

b. National Transmission Company (TRANSCO)

Pursuant to Section 8 of RA No. 9136, TRANSCO was created and assumed the electrical transmission function of NPC.

Total billings from TRANSCO for 2002 amounted to ₱4,586 million representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled charges.

[redacted]

c. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., an affiliate of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPP) FGPC and FGP Corp., respectively. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱25,579 million and ₱13,772 million for the years ended December 31, 2002 and 2001, respectively.

d. QPPL

The Parent Company entered into an Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

[redacted]

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3). The Amendment No. 3 provides for, among others, the following:

- Payment by QPPL of higher shortfall penalties in the event QPPL fails to meet monthly delivery obligations due to the poor technical performance of its Plant which is the result of QPPL's fault or negligence;

- Recovery and payment of certain variable operating, maintenance and fuel costs incurred by QPPL due to its Plant being dispatched at partial load;

- Payment of rebates by QPPL to the Parent Company subject to the satisfaction of certain conditions;

- Sharing of revenue for deliveries in excess of the minimum guaranteed electrical quantity;

- Payment by the Parent Company of US dollar denominated portions of fixed and variable payments in US dollars; and

- Subject to certain exceptions and conditions, QPPL will be deemed to have delivered electricity under circumstances where its Plant is declared available but is not dispatched at the full load declared as available.

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

[redacted]

Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. The letter provided that the Parent Company will inform QPPL whether it will terminate Amendment No. 3 or refile the same with the ERC for approval after 90 days or such additional period as may be agreed upon by both parties. QPPL has signified its conformity to the Parent Company's proposal. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition.

Total purchased power from QPPL amounted to ₱11,556 million (including transmission line costs of ₱1,731 million) and ₱10,254 million (including transmission line costs of ₱1,024 million) for the years ended December 31, 2002 and 2001, respectively.

Details of purchased power follow:

	2002	2001
	(Amounts in Millions)	
NPC and Transco	**₱59,188**	₱79,553
FGPC and FGP Corp.	**25,579**	13,772
QPPL	**11,556**	10,254
Others	**3,659**	3,653
	₱99,982	₱107,232

Total commitments for the purchase of power from FGPC, FGP Corp and QPPL is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Kilowatt-Hour)	*(In Billions)*
2003	14,297	₱67.797
2004	14,327	67.929
2005	14,297	67.797
2006	14,297	67.797
2007	14,297	67.797
2008 & onwards	246,774	1,168.600

** Based on MEQ rates*

The purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

[redacted]

27. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net income (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Earnings (Loss)

	2002	2001	2000
		(Amounts in Millions)	
Net income (loss)	**(₱2,015)**	₱1,481	₱2,490
Cash dividends on preferred stock	**(74)**	(74)	(72)
Earnings (loss) including depreciation on appraisal increase (a)	**(2,089)**	1,407	2,418
Depreciation on appraisal increase (see Note 21)	**993**	1,157	1,116
Earnings (loss) excluding depreciation on appraisal increase (b)	**(₱1,096)**	₱2,564	₱3,534

Shares

	2002	2001	2000
Weighted average common shares - beginning	**1,006,311,294**	1,006,311,294	838,592,745
Stock dividend - 20%	**–**	–	167,718,549
Cancelled subscriptions in 2002	**(7,049,833)**	–	–
Weighted average common shares - basic (c)	**999,261,461**	1,006,311,294	1,006,311,294
Number of shares under option	**13,682,584**	6,632,751	6,632,751
Weighted average number of shares that would have been issued at fair value	**(40,370,649)**	(11,308,062)	(6,693,651)
Adjusted weighted average common shares - diluted	**972,573,396**	1,001,635,983	1,006,250,394

Per Share Amounts

	2002	2001	2000
Basic:			
Including depreciation on appraisal increase (a/c)	**(₱2.09)**	₱1.40	₱2.40
Excluding depreciation on appraisal increase (b/c)	**(1.10)**	2.55	3.51

[redacted]

Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common shares during the period exceeds the exercise price of the option.

In 2002, 2001 and 2000, where the effect on EPS of the assumed conversion of stock option would be anti-dilutive, diluted EPS is the same as basic EPS.

28. Other Matters

a. The economic developments in the Asian region continue to affect the Philippines. The Parent Company and its subsidiaries will continue to be affected in the foreseeable future by the economic events in the country including fluctuations in the foreign exchange rate. The related effects will be reported in the financial statements as they become known and estimable.

   The Parent Company, however, is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unlandled rate structure).

   The Parent Company's foreign exchange liabilities as of December 31, 2002, 2001 and 2000 equivalent to US$ 532 million (₱ 28.3 billion), US$580 million (₱ 30.0 billion) and US$600 million (₱ 30.0 billion), respectively. As of December 31, 2002, 2001 and 2000, the exchange rates based on Philippine Dealing System were ₱53.254 to US$1, ₱51.69 to US$1 and ₱49.986 to US$1, respectively.

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

   The Act and the IRR have an impact on the industry as a whole and the Parent Company in particular. The Act and the IRR provides for, among others: (a) the transfer of NPC's generation assets and liabilities, including its obligations under IPP contracts, to Power Sector Assets and Liabilities Management Corporation (PSALM) within six months of the effectivity of the Act; (b) the privatization of NPC's generation assets and IPP contracts assumed by PSALM taking into consideration buy-out provisions, Philippine Government performance undertakings and possible bilateral renegotiations; (c) the transfer of NPC's transmission functions, assets, and liabilities to the TRANSCO within 6 months from the effectivity of the Act; (d) the establishment of a Wholesale Electricity Spot Market (WESM) within one year from the effectivity of the Act, with rules to be jointly formulated by the DOE and market participants; (e) the abolition of the ERB and the creation of ERC; (f) the structural and functional unbundling of electric power industry participants' business activities into generation, transmission, distribution and supply for the purpose of separating regulated and nonregulated business activities; (g) the removal of cross-subsidies in power prices; (h) introduction of competition in the generation and supply of power; and (i) unbundling of electricity rates and charges.

[redacted]

RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kilowatt-hour reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges.

The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior. The law also imposes the following additional safeguards: (a) no company or person in generation, distribution, or supply shall be allowed to hold interest in the TRANSCO; (b) no company or person shall be allowed to own or control more than 30% of a grid's installed generating capacity and/or 25 percent of the national installed capacity; (c) distributors can source a maximum of 90 percent of their demand through bilateral contracts with generators for five years after the creation of the WESM; and (d) distributors cannot source more than 50% of their total demand from affiliated generators.

In accordance with Section 43(b) of RA No. 9136, ERC promulgated the Grid and Distribution Codes (Codes) in December 2001, which, among others, specified technical and financial performance standards for the industry participants. The ERC is mandated to enforce compliance with the Codes. Also in accordance with RA No. 9136, the DOE promulgated the WESM Rules on June 28, 2001 after being endorsed by the industry participants.

Electric distribution utilities are mandated to file by the end of 2002 a Business Separation Unbundling Plan (BSUP) for approval by the ERC, pursuant to Section 36 of RA No. 9136 requiring structural and functional unbundling of business activities of electric industry participants. The ERC has, however, extended this deadline. On January 29, 2003, the ERC released for comments the Business Separation Guideline which provides the framework.

Based on the initial assessment made by the Parent Company, it is in the process of complying with the provisions of RA No. 9136 and the IRR.

c. Certain accounts in the parent company and consolidated financial statements as of and for the years ended December 31, 2001 and 2000 were reclassified to conform with the 2002 financial statement presentation.

[redacted]

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited in accordance with generally accepted auditing standards, the financial statements of Manila Electric Company and Subsidiaries included in this Form 17-A and have issued our report thereon dated April 25, 2003. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Supplementary Schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's Rule 68.1 and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated statements taken as a whole.

Sycip Gorres Velayo & Co

M. V. G. CRUZ
Partner
CPA Certificate No. 83687
Tax Identification No. 102-084-744
PTR No. 7612550
January 2, 2003
Makati City

April 25, 2003

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FORM 17-A, Item 7
December 31, 2002

* *These schedules, which are required by SRC Rule 68.1, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's consolidated financial statements.*

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Schedule B. Amounts Receivable from Directors, Officers, Employees, Related Parties and Principal Stockholders (Other than Affiliates)
For the Year Ended December 31, 2002
(In thousand pesos)

Name and Designation of Debtor	Beginning Balance	Additions	Deductions: Amount Collected	Deductions: Transfers	Current	Non Current	Ending Balance
Car Loan	P 51	P 267	P 129	P -	P 189	P -	P 189
Employee stock option	220	25	24	115	48	58	106
	P 271	P 292	P 153	P 115	P 237	P 58	P 295

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Schedule E. **Intangible Assets - Other Assets**

For the Year Ended December 31, 2002

Amounts in millions

Description	Beginning Balance	Additions At Cost	Deductions: Charged to Costs and Expenses	Deductions: Charged to Other Accounts	Other Changes-Additions (Deductions)	Ending Balance
Deferred charges	₱ 2,456	₱ -	₱ (879)	₱	₱	₱ 1,577
	₱ 2,456	₱ -	₱ (879)	₱ -	₱ -	₱ 1,577

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
Schedule I. Capital Stock
December 31, 2002

Title of Issue	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Options, Warrants, Conversions, and Other Rights	Number of Shares Held By		
				Affiliates	Directors, Officers and Employees	Others
Preferred shares	300,000,000	83,715,340	NIL	NIL	NIL	83,715,340
Common shares	1,080,000,000	1,006,311,294	13,682,584	NIL	3,526,974	1,002,784,320

Note: Refer to Note 14 of Consolidated Financial Statements for additional information.

US SEC
FILE NO. 82-3237

Other Reports

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

GENERAL INFORMATION SHEET (GIS)
Form Type

PW-102
S. E. C. Registration No.

US SEC
File No. 82-3237

AFFIDAVIT

REPUBLIC OF THE PHILIPPINES)
S.S.
PASIG CITY)

I, GIL S. SAN DIEGO, of legal age, and residing at 49 Basketball Street, Saint Francis Subdivision, Cainta, Rizal, after being duly sworn in accordance with law, depose and say:

1. That I am the Assistant Corporate Secretary of Manila Electric Company (MERALCO), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines with principal office at the Lopez Building, Ortigas Avenue, Pasig City.

2. That the attached General Information Sheet (GIS) diskette has the same basic and material data as in the hard copies;

3. That this affidavit is executed to comply with the requirements of the Securities and Exchange Commission (SEC) with respect to the filing of the GIS.

IN WITNESS WHEREOF, I have hereunto set my hand at Pasig City, Philippines, on this 21st day of July 2003.

GIL S. SAN DIEGO
Assistant Corporate Secretary

SUBSCRIBED AND SWORN to before me this 21st day of July 2003, affiant exhibiting to me his Community Tax Certificate No. 15590006, issued at Quezon City, on January 21, 2003.

Doc. No. 213;
Page No. 44;
Book No. II;
Series of 2003.

MAILA R. NICOLASORA
Notary Public
Until December 31, 2003
PTR No. [illegible]
Issued on 1.2.03 at Pasig City

GIS Form 2001 (revised)

GENERAL INFORMATION SHEET

STOCK CORPORATION

GENERAL INSTRUCTIONS ON THE USE OF THIS GENERAL INFORMATION SHEET (GIS)

1 THIS **GIS** IS TO BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FOLLOWING THE DATE OF THE ANNUAL MEMBERS MEETING. DO NOT LEAVE ANY ITEM BLANK. WRITE N.A. IF INFORMATION REQUIRED IS NOT APPLICABLE TO THE CORPORATION.

2 IF NO MEETING WAS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL/SPECIAL MEETING (AS PROVIDED IN THE BY-LAWS).

3 THIS **GIS** SHOULD BE CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY, OR BY THE PRESIDENT OR ANY DULY AUTHORIZED OFFICER OF THE CORPORATION.

4 **SUBMIT SIX (6) COPIES TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BLDG., EDSA, MANDALUYONG CITY. THE ORIGINAL AND ALL CONFORMED COPIES UNIFORMLY SHOULD BE ON A4 OR LETTER-SIZED PAPER UNDER A STANDARD COVER PAGE. THE ORIGINAL AND ALL CONFORMED PAGES SHALL UTILIZE ONLY ONE SIDE. COMPANIES SUBMITTING A COPY ON A DISKETTE NEED ONLY TO SUBMIT FOUR (4) PAPER COPIES.**

5 ALL FILINGS MUST BE WRITTEN IN THE ENGLISH LANGUAGE.

6 ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THE HEREIN INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED/SUBMITTED.

ACTUAL DATE OF ANNUAL/SPECIAL MEETING: Jun. 24, 2003

PLEASE PRINT LEGIBLY

REG. NO: **PW-102**

DATE OF ANNUAL MEETING PER BY-LAWS: Last Tuesday of May

FISCAL YEAR END: December 31

CORPORATE NAME:

MANILA ELECTRIC COMPANY

ADDRESS/PRINCIPAL OFFICE BASED ON THE LATEST ARTICLES OF INCORPORATION:

Lopez Building, Ortigas Avenue, Pasig City

DATE REGISTERED:

PRESENT ADDRESS:

Lopez Building, Ortigas Avenue, Pasig City

AREA CODE:

TELEPHONE NO.: 16220

FAX NO.: 631-5572

CORPORATE T.I.N. 350-000-101-528

PRIMARY PURPOSE/ACTIVITY PRESENTLY ENGAGED IN:

Sale and distribution of electric energy

INDUSTRY CLASSIFICATION: Electric Utility

INDUSTRY CODE:

PARENT COMPANY REG. NO. | COMPANY NAME AND ADDRESS

SUBSIDIARY/AFFILIATE REG. NO. | COMPANY NAME AND ADDRESS

(Please see attached Annex "A")

TOTAL NO. OF EMPLOYEES	TOTAL NO. OF MANAGERS/OFFICERS	TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR	WITH SEC/OTHER GOV'T AGENCY SECONDARY LICENSE? Y/N REG. NO.:
5,969	**667**	P 2,450,000.00	

NOTE: SHADED BOXES ARE FOR SEC PERSONNEL TO FILL UP. USE ADDITIONAL SHEET IF NECESSARY.

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

FINANCIAL PROFILE

		TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
AUTHORIZED CAPITAL						
		COMMON		1,080,000,000	10.00	10,800,000,000.00
			TOTAL	1,080,000,000	TOTAL P	10,800,000,000.00

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	68,385	COMMON		789,506,767		7,895,067,670.00
			TOTAL	789,506,767	TOTAL P	7,895,067,670.00

FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	350	COMMON		216,804,527		2,168,045,270.00
Percentage of Foreign Equity :		19.89 %	TOTAL	216,804,527	TOTAL P	2,168,045,270.00
				TOTAL SUBSCRIBED	P	10,063,112,940.00

PAID-UP CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	68,385	COMMON		789,506,767		7,895,067,670.00
			TOTAL	789,506,767	TOTAL P	7,895,067,670.00

FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	350	COMMON		216,804,527		2,168,045,270.00
21.54 %			TOTAL	216,804,527	TOTAL P	2,168,045,270.00
				TOTAL PAID-UP	P	10,063,112,940.00

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

FINANCIAL PROFILE

		TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
AUTHORIZED CAPITAL						
		PREFERRED		300,000,000	10.00	3,000,000,000.00
			TOTAL	300,000,000	TOTAL P	10,800,000,000.00

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	4,534	PREFERRED		83,715,340	10.00	837,153,400.00
			TOTAL	873,222,107	TOTAL P	8,732,221,070.00

FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
Percentage of Foreign Equity :		19.89 %	TOTAL		TOTAL P	2,168,045,270.00
				TOTAL SUBSCRIBED	P	10,900,266,340.00

PAID-UP CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	4,534	PREFERRED		83,715,340	10.00	837,153,400.00
			TOTAL	873,222,107	TOTAL P	8,732,221,070.00

FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
19.89 %			TOTAL	216,804,527	TOTAL P	2,168,045,270.00
				TOTAL PAID-UP	P	10,900,266,340.00

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

TOTAL ASSETS	143,872 (In million pesos)

DIRECTORS / OFFICERS

NAME AND ADDRESS (RESIDENCE)	INC'R	BOARD	STOCK HLDR.	OFFICER	T.I.N. or Passport No. / NATIONALITY
(Please see attached Annex "B"					

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER.
FOR INC'R COLUMN, PUT "Y" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, "N/A" IF NOT.

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

CORPORATE NAME:

MANILA ELECTRIC COMPANY

TOTAL NUMBER OF STOCKHOLDERS:

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N or Passport No.
	TYPE/CLASS	NUMBER	AMOUNT (PhP)		
(Please see attached Annex "C")					
	TOTAL				
	TOTAL				
	TOTAL				
	TOTAL				
	TOTAL				
	TOTAL				
	TOTAL				
	TOTAL				
			TOTAL P		

INSTRUCTIONS: INDICATE THE TOP 14 STOCKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS.

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

CORPORATE NAME:

MANILA ELECTRIC COMPANY

TOTAL NUMBER OF STOCKHOLDERS:

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N or Passport No.
	TYPE/CLASS	NUMBER	AMOUNT (PhP)		
(Please see attached Annex "C")					
	TOTAL				
	TOTAL				
	TOTAL				
	TOTAL				
	TOTAL				
	TOTAL				
	TOTAL				
	TOTAL				
			TOTAL P		

INSTRUCTIONS: INDICATE THE TOP 14 STOCKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS.

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

A. FORMS OF INVESTMENTS OF CORPORATE FUNDS IN ANOTHER CORPORATION	AMOUNT (PhP)	DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS RATIFICATION
STOCKS	N/A		
BONDS/COMMERCIAL PAPER	N/A		
LOANS/ CREDITS/ ADVANCES	N/A		
GOVERNMENT TREASURY BILLS	N/A		
OTHERS	4,375*		

B. INVESTMENT OF CORPORATE FUNDS IN ANY OF ITS SECONDARY PURPOSES	DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS RATIFICATION
NATURE OF SECONDARY PURPOSE		

C. TREASURY SHARES	NO. OF SHARES	ACQUISITION COST

D. UNRESTRICTED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR 14,355*

E. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:

TYPE OF DIVIDENDS	AMOUNT (PhP)
CASH DIVIDEND	74*
STOCK DIVIDEND	None
PROPERTY DIVIDEND	None*
TOTAL P	

*In Million Pesos.

I, GIL S. SAN DIEGO (NAME), ASSISTANT CORPORATE SECRETARY (POSITION) OF THE ABOVE-MENTIONED CORPORATION DO SOLEMNLY SWEAR AND CERTIFY THAT ALL THE MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET COMPOSED OF TWENTY-FOUR (24) PAGES ARE TRUE AND CORRECT TO THE BEST OF MY KNOWLEDGE AND THAT THIS CORPORATION COMPLETED WITH ALL THE REPORTORIAL REQUIRE-MENTS PROVIDED UNDER THE CORPORATION CODE OF THE PHILIPPINES.

WE UNDERSTAND THAT OUR FAILURE TO FILE THIS GIS FOR FIVE (5) CONSECUTIVE YEARS SHALL BE CONSTRUED AS INOPERATION OF THE CORPORATION AND A GROUND FOR THE REVOCATION OF OUR CERTIFICATE OF INCORPORATION. IN THIS CASE, WE HEREBY WAIVE OUR RIGHT TO A HEARING FOR SAID REVOCATION.

DONE THIS 21st DAY OF JULY, 20 03 IN PASIG CITY

(SIGNATURE)

SUBSCRIBED AND SWORN TO BEFORE ME THIS 21st DAY OF JULY, 20 03 AFFIANT EXHIBITING TO ME HIS/HER COMMUNITY TAX CERTIFICATE NO. 15590006 ISSUED ON January 21, 2003 IN QUEZON CITY

NOTARY PUBLIC
UNTIL DECEMBER 31, 20
PTR # MAILA R. NICOLASORA
ISSUED AT Notary Public ON
Until December 31, 2003
IBP # PTR No. 1378529
Issued on 1/2/03 at Pasig City

DOC. NO. 214 :
PAGE NO. 44 :
BOOK NO. II :
SERIES OF 2003 2003 :

NOTE: This **General Information Sheet (GIS)** may be used as **prima facie** evidence against the corporation for any violation of the Securities Regulation Code, the Corporation Code of the Philippines and other special laws, as well as the rules and regulations of the Securities and Exchange Commission.

MERALCO

ANNEX "A"

SUBSIDIARIES

A200117570	Asian Center for Energy Management Corporation (ACEM) 10/F, Lopez Building, Ortigas Avenue Pasig City
57337	Corporate Information Solutions, Inc. (CIS) Computer Services Building, Meralco Center Ortigas Avenue, Pasig City
A200009418	e-Meralco Ventures, Inc. (e-MVI) Lopez Building, Ortigas Avenue Pasig City
53817	Meralco Industrial Engineering Services Corporation (MIESCOR) 5/F, Renaissance Tower 1000 Meralco Avenue, Pasig City
62893	Rockwell Land Corporation Rockwell Center, Makati City
A199911349	Meralco Energy, Inc. (MEI) 2/F, Technical Services Building Meralco Center, Ortigas Avenue Pasig City
A200204691	Meralco Financial Services Corporation 10/F, Lopez Building, Ortigas Avenue Pasig City

A200207486	**Meralco Millennium Foundation, Inc. Lopez Building, Ortigas Avenue Pasig City**
A200200909	**MMLDC Foundation, Inc. Sumulong Highway, Barangay de la Paz Antipolo City**

ANNEX "B"

BOARD OF DIRECTORS

Name and Nationality	Residence
Felipe B. Alfonso Filipino	318 Pansipit Street, Ayala Alabang Village Muntinlupa City
Emilio Vicens Spaniard	Unit 18-Alpha, Lawton Tower, Essensa Forbes, Fort Bonifacio Global City Makati City
Carlos G. Dominguez Filipino	151 Saranggani Street, Ayala Alabang Village, Muntinlupa City
Octavio Victor R. Espiritu Filipino	203 Dingalan Street, Ayala Alabang Village Muntinlupa City
Jesus P. Francisco Filipino	25 Rizal Street, Ayala Heights, Old Balara Quezon City
Monico V. Jacob Filipino	447 Duke Street, Greenhills East, San Juan Metro Manila
Manuel M. Lopez Filipino	3/F, Rizal Bustle, 31 Residential Drive Rockwell Center, Makati City
Christian S. Monsod Filipino	2304 Morado Street, Dasmarinas Village Makati City
Washington Z. Sycip Filipino	60 Cambridge Circle, North Forbes Park Makati City
Margarito B. Teves	411 Ambuklao Street, Ayala Alabang Village, Muntinlupa City
Cesar E.A. Virata Filipino	Unit B1101, Alexandra Condominium Meralco Avenue, Pasig City

CORPORATE OFFICERS

Name/Position/Nationality	Address
Manuel M. Lopez Chairman of the Board and Chief Executive Officer (CEO) Filipino	3/F, Rizal Bustle, 31 Residential Drive Rockwell Center, Pasig City
Felipe B. Alfonso Vice Chairman Filipino	318 Pansipit Street, Ayala Alabang Village, Muntinlupa City
Jesus P. Francisco President and Chief Operating Officer (COO) Filipino	25 Rizal Street, Old Balara, Quezon City
Jose T. Guingona Assistant to the Chairman Filipino	21 Butterfly Street, Valle Verde 1 Pasig City
Camilo D. Quiason Corporate Secretary and General Counsel Filipino	24 Nightingale Street, Green Meadows Subdivision, Quezon City
Daniel D. Tagaza Senior Vice President and Comptroller Filipino	23 Escudo Street, Meralco Village Taytay, Rizal
Roberto R. Almazora Vice President and Chief Information Officer Filipino	12 Walnut Street, Greenwoods Village Pasig City
Rafael L. Andrada Vice President and Treasurer Filipino	Unit 19, Mariposa Villas, 12-A Mariposa Street, Cubao, Quezon City
Ricardo V. Buencamino Vice President Filipino	49 Mahogany Road, Pilar Village Las Pinas City

Jaime R. Camacho Vice President Filipino	207-A Rodriguez Street, San Juan Metro Manila
Leonisa C. de la Llana Vice President Filipino	43 Cauliflower Street, Valle Verde VI Pasig City
Carlos O. Rillo Vice President Filipino	2ES Miranilla Homes, Tandang Sora Quezon City
Gil S. San Diego Vice President and Assistant Corporate Secretary Filipino	49 Basketball Street, St. Francis Subdivision, Cainta, Rizal
Antonio R. Valera Senior Assistant Vice President and Assistant Comptroller Filipino	Mont Blanc Street, Filinvest South Peak, San Pedro, Laguna
Helen T. de Guzman Senior Assistant Vice President and Corporate Auditor Filipino	2 Pastille Street, Eastside Manors Raymundo Avenue, Pasig City
Anthony V. Rosete Assistant Vice President and Assistant Corporate Secretary Filipino	1500-B D. Oliman Street, Santiago Village, Makati City
Manolo C. Fernando Assistant Vice President nd Assistant Treasurer Filipino	5/F, Lopez Building, Ortigas Avenue Pasig City

File No. 82-3237

ANNEX "C"

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name/Address	Nat	Class	Number of Shares	Percentage
1	1100123343	FIRST PHILIPPINE UNION FENOSA, INC.	FIL	A	230,084,791.00	22.864177 %
		4/F BENPRES BLDG., MERALCO AVE.				
		COR. EXCHANGE ROAD, PASIG CITY				
2	1100071314	PCD NOMINEE CORPORATION	FOR	B	205,076,745.00	20.379056 %
		8/F MAKATI STOCK EXCH. BLDG.,				
		6767 AYALA AVENUE, MAKATI CITY				
3	1100071307	PCD NOMINEE CORPORATION	FIL	A	98,550,825.00	9.793274 %
		8/F MAKATI STOCK EXCH. BLDG.,		B	51,459,934.00	5.113719 %
		6767 AYALA AVENUE, MAKATI CITY			150,010,759.00	14.906993 %
4	1100056929	MERALCO PENSION FUND	FIL	A	59,754,540.00	5.937978 %
		LOPEZ BLDG., MERALCO CENTER		B	28,793,205.00	2.861262 %
		ORTIGAS AVE., PASIG, M. M.			88,547,745.00	8.799240 %
5	1100030934	FIRST PHILIPPINE HOLDINGS CORPORATION	FIL	A	56,412,349.00	5.605855 %
		6TH FLR., CHRONICLE BUILDING,		B	241,507.00	0.023999 %
		TEXTITE ROAD COR. MERALCO AVE., PASIG CITY			56,653,856.00	5.629854 %
6	1100000641	REPUBLIC OF THE PHILIPPINES	FIL	A	17,303,463.00	1.719494 %
		2/F NORTH DAVAO MINING CORP. BLDG.		B	30,761,726.00	3.056880 %
		8104 GAMBOA ST., LEGASPI VILLAGE, MAKATI CITY			48,065,189.00	4.776374 %
7	1100079502	SOCIAL SECURITY SYSTEM	FIL	A	39,894,841.00	3.964463 %
		STOCK INVESTMENT LOAN SEC., SALARY LOANS DEPT.				
		2/F SSS BLDG., DILIMAN, Q.C.				
8	1100052533	LAND BANK OF THE PHIL. TA 803-141 (ASSET PRIVATIZATION TRUST)	FIL	A	28,839,109.00	2.865824 %
		ASSET PRIVATIZATION TRUST, NDHC BLDG.,				
		8104 GAMBOA ST., LEGASPI VILLAGE, MAKATI CITY 1229				
9	1100134564	LANDBANK PHILS. FAO PCGG ITF MFI	FIL	B	23,560,472.00	2.341271 %
		C/O CITIBANK, N.A. 11/F CITIBANK				
		TOWER PASEO DE ROXAS, MAKATI CITY				
10	1100128210	BOARD OF ADMINISTRATOR - ESOP	FIL	A	6,364,591.00	0.632467 %
		C/O MERALCO		B	4,212,216.00	0.418580 %
					10,576,807.00	1.051047 %

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name/Address	Nat	Class	Number of Shares	Percentage
11	1102388026	CITIBANK N.A. MANILA OBO CITIBANK N.A. NEW YORK ADR MANI GLOBAL SECURITIES SERVICES 11/F CITIBAK TOWER 8741 PASEO DE ROXAS, MAKATI CITY	NON	B	9,341,738.00	0.928315 %
12	1100045147	HOME DEVELOPMENT MUTUAL FUND RM. 407 4F INVESTMENT DEPT., THE ATRIUM OF MAKATI BLDG., MAKATI AVE., MAKATI CITY	FIL	A	1,168,811.00	0.116148 %
				B	1,192,497.00	0.118502 %
					2,361,308.00	0.234650 %
13	1100071377	PHILIPPINE HEALTH INSURANCE CORPORATION 8TH FLOOR, PHIL. HEART CENTER BLDG., EAST AVENUE, QUEZON CITY	FIL	A	1,731,177.00	0.172032 %
14	1100047653	INSULAR LIFE ASSURANCE COMPANY INSULAR LIFE BLDG., AYALA AVE., MAKATI, METRO MANILA	FIL	B	1,528,560.00	0.151897 %
15	1100057658	METROPOLITAN BANK & TRUST COMPANY METROBANK PLAZA, SEN. GIL J. PUYAT AVENUE, MAKATI, METRO MANILA	FIL	A	730,080.00	0.072550 %
				B	730,080.00	0.072550 %
					1,460,160.00	0.145100 %
16	1100048347	THE INSULAR LIFE ASSURANCE COMPANY, LTD. INSULAR LIFE BLDG., AYALA AVENUE, MAKATI, METRO MANILA	FIL	A	1,391,648.00	0.138292 %
17	1100117604	THE INSULAR LIFE ASSURANCE COMPANY, LTD. 6781 AYALA AVENUE, MAKATI, METRO MANILA	FIL	A	39,860.00	0.003961 %
				B	1,326,541.00	0.131822 %
					1,366,401.00	0.135783 %
18	1102404587	NARCISA NGO RM. 1702 GOLDRICH MANSION, #288 JABONEROS ST., BINONDO, MANILA	FIL	B	1,000,000.00	0.099373 %
19	1100051430	MANUEL M. LOPEZ &/OR MA. TERESA L. LOPEZ #841 HARVARD ST., WACK WACK VILLAGE, MANDALUYONG CITY	FIL	A	306,633.00	0.030471 %
				B	672,288.00	0.066807 %
					978,921.00	0.097278 %
20	1100006906	ABACUS CAPITAL & INVESTMENT CORPORATION 30/FLOOR TEKTITE TOWER, EXCHANGE ROAD, ORTIGAS CENTER, PASIG CITY	FIL	A	9,800.00	0.000974 %
				B	935,603.00	0.092974 %
					945,403.00	0.093947 %

File No. 82-3237

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name/Address	Nat	Class	Number of Shares	Percentage
21	1100015026	CONCEPCIONS' AND/OR ARANETA C/O RAUL CONCEPCION NO. 17 TANGILE RD., NORTH FORBES PARK, MAKATI CITY 1219	FIL	A B	15,331.00 688,539.00	0.001523 % 0.068422 %
					703,870.00	0.069946 %
22	1100126416	LUCIO W. TAN # 537 LAFAYETTE STREET, GREENHILLS EAST, MANDALUYONG CITY	FIL	A B	15,210.00 651,343.00	0.001511 % 0.064726 %
					666,553.00	0.066237 %
23	1100013751	ANTONIO O. COJUANGCO PLDT, R. COJUANGCO BLDG., MAKATI AVE., MAKATI, M. M.	FIL	A B	306,633.00 306,633.00	0.030471 % 0.030471 %
					613,266.00	0.060942 %
24	1100117524	JIMMY D. TAN #71 SANSO ST., CORINTHIAN GARDENS, QUEZON CITY	FIL	A B	219,024.00 333,564.00	0.021765 % 0.033147 %
					552,588.00	0.054912 %
25	1102404897	JASON WANG SUITE 703 GREENBELT MANSION, #106 PEREA ST., LEGASPI VILLAGE, MAKATI CITY	CHI	B	520,000.00	0.051674 %
26	1102306046	STEPHEN C. ONG 557-559 NUEVA ST., BINONDO MANILA	FIL	B	517,698.00	0.051445 %
27	1100051690	MANUEL M. LOPEZ #841 HARVARD ST., WACK WACK VILL., MANDALUYONG CITY (OFFICE OF THE PRES)	FIL	A B	264,652.00 251,146.00	0.026299 % 0.024957 %
					515,798.00	0.051256 %
28	1102306062	STEPHEN C. ONG 557-559 NUEVA ST., BINONDO MANILA	FIL	B	515,197.00	0.051197 %
29	1100118236	TAN HUY BIN #135 2ND AVE. COR. D. AQUINO ST., GRACE PARK SUBD., GRACE PARK, CALOOCAN CITY	FIL	B	500,000.00	0.049686 %
30	1100005594	ALLIED BANKING CORPORATION C/O MERCHANT BANKING DIVISION, 7/F ALLIED BANK CENTER, 6754 AYALA AVE., MAKATI CITY	FIL	A	496,035.00	0.049292 %

File No. 82-3237

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name / Address	Nat	Class	Number of Shares	Percentage
31	1100117928	TERESITA O. TAN	FIL	A	54.00	0.000005 %
		557-559 NUEVA ST.,		B	465,880.00	0.046296 %
		BINONDO, MANILA				
					465,934.00	0.046301 %
32	1102322327	TERESITA O. TAN 557-559 NUEVA ST., BINONDO, MANILA	FIL	B	464,816.00	0.046190 %
33	1100138715	ELIZABETH Y. ONG 15 BALER ST., SAN FRANCISCO DEL MONTE, QUEZON CITY	FIL	A	417,312.00	0.041469 %
34	1102306054	STEPHEN C. ONG 557-559 NUEVA ST., BINONDO MANILA	FIL	B	409,404.00	0.040684 %
35	1100117553	JIMMY B. TAN 14 MANIKLING ST., TALAYAN VILLAGE, QUEZON CITY	FIL	B	393,456.00	0.039099 %
36	1100121635	JAN KRISTINE TAN #557 NUEVA ST., BINONDO, MANILA	FIL	B	388,000.00	0.038557 %
37	1100121634	JENNIFER JONES TAN #557 NUEVA ST., BINONDO, MANILA	FIL	B	388,000.00	0.038557 %
38	1100045220	HOME DEVELOPMENT MUTUAL FUND	FIL	A	371,179.00	0.036885 %
		RM. 407 4F INVESTMENT DEPT., THE ATRIUM OF MAKATI BLDG.,		B	12,000.00	0.001192 %
		MAKATI AVE., MAKATI CITY				
					383,179.00	0.038078 %
39	1100066426	PIONEER INSURANCE & SURETY CORPORATION PIONEER HOUSE 108 PASEO DE ROXAS, MAKATI METRO MANILA	FIL	A	382,278.00	0.037988 %
40	1100126384	DAVID R. WONG	FIL	A	23,000.00	0.002286 %
		404 M. DE SANTOS STREET,		B	340,000.00	0.033787 %
		BINONDO, MANILA				
					363,000.00	0.036072 %
41	1102403966	MANUEL O. QUE	FIL	A	200.00	0.000020 %
		#5392 AMORSOLO ST.,		B	337,700.00	0.033558 %
		DASMARINAS VILLAGE, MAKATI CITY				
					337,900.00	0.033578 %

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name / Address	Nat	Class	Number of Shares	Percentage
42	1100138707	ELIZABETH T. ONG 15 BALER ST., SAN FRANCISCO DEL MONTE, QUEZON CITY	FIL	A	336,000.00	0.033389 %
43	1100064504	STEPHEN C. ONG 557-559 NUEVA STREET, BINONDO, MANILA	FIL	A	110,971.00	0.011028 %
				B	211,460.00	0.021013 %
					322,431.00	0.032041 %
44	1102302458	STEPHEN C. ONG 557-559 NUEVA STREET, BINONDO, MANILA	FIL	B	315,696.00	0.031372 %
45	1100002982	ALFONSO SIY &/OR ANG PUE TIN 842 STO. DOMINGO ST., QUEZON CITY	FIL	A	19,320.00	0.001920 %
				B	291,927.00	0.029010 %
					311,247.00	0.030929 %
46	1100129163	STEPHEN C. ONG 557-559 NUEVA STREET BINONDO, MANILA	FIL	A	37,440.00	0.003721 %
				B	272,222.00	0.027051 %
					309,662.00	0.030772 %
47	1102363368	COLUMBIAN UNITED REALTY CORPORATION 557 NUEVA ST., BINONDO, MANILA	FIL	A	308,400.00	0.030647 %
48	1100079048	CARLOS C. SALINAS, SR. PTC FIRST MARITIME PLACE, 7458-7460 BAGTICAN ST., SAN ANTONIO VILLAGE, MAKATI CITY	FIL	A	143,179.00	0.014228 %
				B	161,018.00	0.016001 %
					304,197.00	0.030229 %
49	1102367509	JIMMY TAN #71 SAMSO ST., CORINTHIAN GARDENS QUEZON CITY	FIL	B	300,000.00	0.029812 %
50	1102318087	ANGEL S. ONG #615 BEGONIA ST., AYALA ALABANG VILLAGE, MUNTINLUPA CITY	FIL	B	300,000.00	0.029812 %
51	1100016363	COLUMBIAN UNITED REALTY CORPORATION # 557 NUEVA STREET, BINONDO, MANILA	FIL	A	300,000.00	0.029812 %

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name/Address	Nat	Class	Number of Shares	Percentage
52	1102302423	STEPHEN C. ONG 557-559 NUEVA STREET, BINONDO, MANILA	FIL	B	297,405.00	0.029554 %
53	1100022187	COPYER ENTERPRISES CORP. 1172 PASONG TAMO STREET, MAKATI CITY	FIL	A	281,066.00	0.027930 %
54	1100064518	ELIZABETH Y. ONG 15 BALER ST., SAN FRANCISCO DEL MONTE, QUEZON CITY	FIL	A	268,800.00	0.026711 %
55	1100022347	CHING TIONG KENG &/OR FELIX CHUNG &/OR LIN LIN CHUNG 8 ANAHAW ST., FORBES PARK, MAKATI CITY 1219	FIL	A	264,654.00	0.026299 %
56	1100141554	FRANCIS SOLCO &/OR FRANCIS BERVICK SOLCO #32 EMILIO JACINTO AYALA HTS., QUEZON CITY	FIL	A	108,700.00	0.010802 %
				B	150,000.00	0.014906 %
					258,700.00	0.025708 %
57	1100000637	AVESCO MARKETING CORPORATION AVESCO BLDG., AURORA BLVD., COR. YALE ST., CUBAO, Q.C.	FIL	A	258,570.00	0.025695 %
58	1100007989	B. P. INSURANCE AGENCY, INC. 8F GNA LOU-BEL PLAZA, 7514 CHINO ROCES AVE. COR. ROCES AVE. COR.	FIL	A	178,869.00	0.017775 %
				B	76,658.00	0.007618 %
					255,527.00	0.025392 %
59	1100035114	JOSEPHINE GO 1172 PASONG TAMO, MAKATI, METRO MANILA	FIL	A	252,873.00	0.025129 %
60	1100117952	ALFONSO S. TEN 814 SCOUT MADRINIAN ST., SOUTH TRIANGLE, QUEZON CITY	FIL	A	192,600.00	0.019139 %
				B	54,000.00	0.005366 %
					246,600.00	0.024505 %
61	1100113188	AGATON L. TIU 215 LORING STREET, PASAY CITY	FIL	A	240,000.00	0.023849 %
62	1100122268	UCPB GENERAL INSURANCE COMPANY, INC. 25F LKG TOWER, #6801-6803, AYALA AVE., MAKATI CITY	FIL	A	69,458.00	0.006902 %
				B	169,440.00	0.016838 %
					238,898.00	0.023740 %

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name/Address	Nat	Class	Number of Shares	Percentage
63	1100013146	CHING TIONG KENG &/OR CYNTHIA D. CHING #12 MAHOGANY ROAD, SOUTH FORBES PARK, MAKATI CITY 1220	FIL	A	234,315.00	0.023285 %
64	1100067895	PRUDENTIAL BANK ATF PRUDENTIALIFE EDUC PLAN, INC. TRUST FUND 10F PRUDENTIAL BANK BLDG., AYALA AVE., MAKATI CITY	FIL	A	231,597.00	0.023014 %
65	1100141455	BAUHINIA MANAGEMENT, INC. 110 LEGASPI ST., LEGASPI VILLAGE, MAKATI CITY 1229	FIL	A	48,000.00	0.004770 %
				B	177,200.00	0.017609 %
					225,200.00	0.022379 %
66	1100129198	STEPHEN C. ONG 557-559 NUEVA STREET BINONDO, MANILA	FIL	B	220,960.00	0.021957 %
67	1100056387	MAKATI SUPERMARKET CORPORATION 20D DBC INT'L PLAZA CONDOMINIUM, #219 SALCEDO ST., LEGASPI VILLAGE, MAKATI CITY	FIL	A	12,217.00	0.001214 %
				B	206,245.00	0.020495 %
					218,462.00	0.021709 %
68	1100030757	ANTONIO O. FLOIRENDO ANFLOCOR BUILDING 411 QUIRINO AVE., COR. NAIA ROAD, PARANAQUE, METRO MANILA	FIL	A	102,211.00	0.010157 %
				B	102,211.00	0.010157 %
					204,422.00	0.020314 %
69	1100126584	FORTUNATO YOUNG 2248 ROBERTS STREET, PASAY CITY	FIL	A	22,408.00	0.002227 %
				B	179,793.00	0.017867 %
					202,201.00	0.020093 %
70	1100068123	ROBERTO M. PATERNO #11 GARFIELD ST., GREENHILLS, SAN JUAN, METRO MANILA (RETIREE)	FIL	A	114,118.00	0.011340 %
				B	84,198.00	0.008367 %
					198,316.00	0.019707 %
71	1102401359	LORETO B. HAO SOBRECARY ST., BO. OBRERO, DAVAO CITY	FIL	B	187,160.00	0.018599 %
72	1100134744	MARIA AURORA S. SANTOS OR LOURDES T. SUN #12 POTSDAM ST., NORTHEAST GREENHILLS SAN JUAN, METRO MANILA	FIL	B	177,600.00	0.017649 %

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name / Address	Nat	Class	Number of Shares	Percentage
73	1100015220	BENITO S. CUA	FIL	A	111,540.00	0.011084 %
		C/O UNION MOTORS CORP., 1760 DRA. PAZ GUAZON ST.,		B	64,400.00	0.006400 %
		PACO, MANILA				
					175,940.00	0.017484 %
74	1100111663	BABY FIDEL SY	FIL	B	160,824.00	0.015982 %
		#37 DAVID ST., CORINTHIAN GARDENS,				
		QUEZON CITY				
75	1100000005	AFP RETIREMENT & SEPARATION BENEFITS SYSTEM	FIL	A	96,545.00	0.009594 %
		424 CAPINPIN AVE.,		B	61,178.00	0.006079 %
		CAMP AGUINALDO, QUEZON CITY				
					157,723.00	0.015673 %
76	1100013851	LUIS CO CHI KIAT	FIL	A	55,520.00	0.005517 %
		#900 ROMUALDEZ ST., TABACALERA CMPD.,		B	101,101.00	0.010047 %
		ERMITA, MANILA				
					156,621.00	0.015564 %
77	1102311279	AUSTIN V. ANG	FIL	B	154,000.00	0.015303 %
		#188 3RD ST., BET. 11 & 12TH AVE.,				
		GRACE PARK, CALOOCAN CITY				
78	1100000163	AMINA, INC.	FIL	B	153,316.00	0.015235 %
		2ND FLOOR, FUBC BLDG., 413 ESCOLTA,				
		MANILA				
79	1100047656	INSULAR LIFE ASSURANCE CORPORATION EMPLOYEES RETIREMENT FUND	FIL	A	85,753.00	0.008522 %
		29F INVESTMENT MNGT. STAFF, INSULAR LIFE CORP. CENTRE BLDG.,		B	66,045.00	0.006563 %
		FILINVEST CORPORATE CITY, ALABANG, MUNTINLUPA CITY				
					151,798.00	0.015085 %
80	1102373347	BRENDA C. ANG	FIL	B	150,000.00	0.014906 %
		#188 3RD ST., BET. 11 & 12 AVE., GRACE PARK				
		CALOOCAN CITY				
81	1100126631	GEORGE K. YOUNG	FIL	A	146,016.00	0.014510 %
		# 96 10TH STREET CORNER GILMORE ST., NEW MANILA,				
		QUEZON CITY				
82	1100122231	UY CHUN BING G.	FIL	B	144,000.00	0.014310 %
		115 SCOUT ALCARAZ STREET,				
		QUEZON CITY				

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name/Address	Nat	Class	Number of Shares	Percentage
83	1100030769	JESUS P. FRANCISCO	FIL	A	100,166.00	0.009954 %
		10F LOPEZ BLDG., MERALCO CTR.		B	41,052.00	0.004079 %
		MERALCO AVE., PASIG CITY				
					141,218.00	0.014033 %
84	1102378799	MANUEL P. MARISTELA	FIL	B	141,000.00	0.014012 %
		82 OAK ST., WEST FAIRVIEW				
		QUEZON CITY				
85	1100077831	SUMMIT SECURITIES, INC.	FIL	A	140,197.00	0.013932 %
		21ST FLOOR, SUITE 2-B, TEKTITE TOWER, TEKTITE ROAD,		B	600.00	0.000060 %
		PASIG CITY				
					140,797.00	0.013991 %
86	1100138812	STEPHEN C. ONG	FIL	B	132,702.00	0.013187 %
		557 NUEVA STREET				
		BINONDO, MANILA				
87	1100007919	ASIATIC DEVELOPMENT CORPORATION	FIL	A	99,840.00	0.009921 %
		ASIATIC BLDG., B PHOENIX SUN BUSINESS PARK, E. RODRIGUEZ JR.		B	30,960.00	0.003077 %
		LIBIS, QUEZON CITY				
					130,800.00	0.012998 %
88	1102401383	ERNESTO CHUA CHIACO &/OR MARGARET S. CHUA CHIACO	FIL	A	130,400.00	0.012958 %
		8223 RECOLETOS ST.,				
		URDANETA VILLAGE, MAKATI CITY				
89	1102360989	ERNESTO CHUA CHIACO	FIL	A	10,000.00	0.000994 %
		8223 RECOLETOS ST., URDANETA VILLAGE,		B	119,000.00	0.011825 %
		MAKATI CITY				
					129,000.00	0.012819 %
90	1100047897	INSULAR GENERAL INSURANCE COMPANY, INC.	FIL	B	128,858.00	0.012805 %
		86781 AYALA AVENUE,				
		MAKATI, METRO MANILA				
91	1100013162	CIS, INC. RETIREMENT FUND	FIL	A	53,388.00	0.005305 %
		CIS BLDG., MERALCO CENTER, ORTIGAS AVENUE, PASIG,		B	75,331.00	0.007486 %
		METRO MANILA				
					128,719.00	0.012791 %
92	1100013789	FORTUNATO CHUA	FIL	A	126,000.00	0.012521 %
		10 MANIKLING ST., TALAYAN VILLAGE,				
		QUEZON CITY				

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name / Address	Nat	Class	Number of Shares	Percentage
93	1100066455	PUA YOK BING	FIL	A	3,958.00	0.000393 %
		509 BUENDIA AVE. EXT.,		B	122,032.00	0.012127 %
		NORTH FORBES PARK, MAKATI CITY				
					125,990.00	0.012520 %
94	1102344600	PLLIN INVESTMENT, INC.	FIL	B	125,000.00	0.012422 %
		9/F BA LEPANTO BLDG.,				
		PASEO DE ROXAS, MAKATI CITY				
95	1102344606	PEDRO M. LARA	FIL	B	123,000.00	0.012223 %
		#73 ANNAPOLIS ST., CUBAO				
		QUEZON CITY				
96	1100056372	ALBERTO MENDOZA &/OR JEANIE MENDOZA	FIL	A	57,297.00	0.005694 %
		1145 AGUILAR ST.,		B	65,113.00	0.006470 %
		TONDO, MANILA				
					122,410.00	0.012164 %
97	1100000047	ANTONINO T. AQUINO &/OR EVELINA S. AQUINO	FIL	A	116,578.00	0.011585 %
		#31 FORDHAM ST., WHITE PLAINS,		B	5,109.00	0.000508 %
		QUEZON CITY				
					121,687.00	0.012092 %
98	1100013177	LIBRADA T. CRUZ &/OR CZARINA T. CRUZ	FIL	B	121,404.00	0.012064 %
		#2259 AVOCADO STREET,				
		DASMARINAS VILLAGE, MAKATI CITY 1221				
99	1100006211	ANG YAO	FIL	A	20,000.00	0.001987 %
		#188 3RD ST., BETWEEN 11TH & 12TH AVE.,		B	100,000.00	0.009937 %
		GRACE PARK, KALOOKAN CITY				
					120,000.00	0.011925 %
100	1100047650	THE INSULAR LIFE ASSURANCE COMPANY, LTD.	FIL	A	18,954.00	0.001884 %
		C/O FINANCE DIVISION, 6781 AYALA		B	99,216.00	0.009859 %
		AVE., MAKATI CITY				
					118,170.00	0.011743 %
		(CLASS A)			550,601,344.00	91.191355 %
		(CLASS B)			374,736,922.00	93.096670 %
		SUB-TOTAL			925,338,266.00	91.953481 %

File No. 82-3237

MANILA ELECTRIC COMPANY
List of Top 100 Stockholders (Consolidated)
December 31, 2002

Rank	Shareholder #	Name/Address	Nat	Class	Number of Shares	Percentage
		(CLASS A)			53,185,433.00	8.808645 %
		(CLASS B)			27,787,595.00	6.903330 %
		OTHER STOCKHOLDERS (68635)			80,973,028.00	8.046519 %
		GRAND TOTAL			1,006,311,294.00	100.000000 %

gmacabuhay

ANGELO G. MACABUHAY
OPERATIONS MANAGER
SECURITIES TRANSFER SERVICES, INC.

03 SEC
File No. 82-3237

ANNEX "D"

MANILA ELECTRIC COMPANY

SCHEDULE OF INVESTMENTS
As of December 31, 2002
(In Million Pesos)

Rockwell Land Corporation	1,174
First Private Power Corporation	2,641
MIESCOR	254
Gen. Electric Phils. Meter & Instrument Co., Inc.	87
Soluziona Philippines, Inc.	39
MST Corporation	1
Bayantrade DotCom, Inc.	51
E-Meralco Ventures, Inc.	37
Meralco Energy, Inc.	11
Bayanmap Corporation	53
Meralco Financial Services Co.	16
Asian Center for Energy Management	2
Others	9
T o t a l	4,375